# **Informatica** 2012 Annual Report




The business of potential.

From factory floors and assembly lines to office parks and laboratories—the potential to find solutions, improve performance, and maximize returns is everywhere you look. And in today's fragmented world, data integration is more important than ever.

Our products enable organizations to ask and answer more interesting questions, build even more useful tools, and manage data in ways that are holistic, authoritative, and timely. By empowering our customers to better leverage their data, we are showing that we are more than the data integration company.

We are in the business of information potential.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 10-K**

☑ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the year ended December 31, 2012**

**or**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**Commission File Number: 0-25871**

**INFORMATICA CORPORATION**
(Exact name of registrant as specified in its charter)

| **Delaware** | **77-0333710** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**100 Cardinal Way**
**Redwood City, California 94063**
(Address of principal executive offices and zip code)

**(650) 385-5000**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of exchange on which registered |
|---|---|
| Common Stock, par value $0.001 per share | The NASDAQ Stock Market LLC (NASDAQ Global Select Market) |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 (the "Exchange Act"). ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of June 29, 2012 was approximately $4,546,565,000 (based on the last reported sale price on June 29, 2012 for the Registrant's common stock, as reported on the NASDAQ Global Select Market).

As of January 31, 2013, there were approximately 107,840,000 shares of the registrant's Common Stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's Proxy Statement for the registrant's 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the registrant's fiscal year ended December 31, 2012.

**INFORMATICA CORPORATION**

**TABLE OF CONTENTS**

# PART I

## ITEM 1. *BUSINESS*

### Overview

Informatica Corporation ("Informatica") is the leading independent provider of enterprise data integration and data quality software and services. Our mission is to help organizations increase their competitive advantage by maximizing their return on data to drive their top business imperatives and information technology ("IT") initiatives. Data is one of an organization's most strategic assets, and we continue to develop solutions for nearly every type of enterprise, regardless of which technology platform, application, or database customers choose. We address the growing challenge organizations face with data fragmented across and beyond the enterprise and with data of varying quality.

During the last two decades, companies have made significant investments in process automation resulting in silos of data created by a variety of packaged transactional applications such as: enterprise resource planning ("ERP"), customer relationship management ("CRM"), supply chain management ("SCM"), and in-house custom departmental operational systems. The goal with these systems was to make businesses more efficient through automation. However, these applications have increased data fragmentation and complexity by generating massive volumes of data in disparate software systems that were not designed to share data and interoperate with one another. Additionally, data is being outsourced to cloud computing and business process outsourcing vendors at a faster pace. Furthermore, data is managed by trading partners including suppliers around the globe. As these systems and the locations of data have proliferated, the challenge of data fragmentation has intensified, leaving companies to grapple with multiple data silos, various data formats, numerous data definitions, highly varied data quality, and the need to obtain data in real-time.

Organizations are finding that the strategic value of IT goes beyond process automation and now extends to maximizing the return on data across the IT environment, both on-premise within the traditional enterprise as well as beyond the firewall in cloud computing and social networks. Unless the various data streams can be integrated, and the quality of that data is ensured, the amount of real and useful business information derived from such data can be limited. Companies are realizing that they must integrate a wide variety of structured, semi-structured, unstructured data, and exponentially increasing social, cloud and mobile data quickly to support business processes.

Organizations are looking for a comprehensive view of the customer, migrating away from legacy systems to new technologies, having a clearer view of all the information that resides in multiple databases or consolidating multiple instances of an ERP system, while understanding what their customers are saying via social media channels. They also realize that it is imperative to implement data quality processes to measure, monitor, track, and improve the quality of data delivered to the business.

With Informatica's comprehensive, unified, and open data integration technology, organizations can maximize their return on data. In order for companies to achieve the best return on data they must both increase the value and lower the cost of their data. The Informatica Platform provides a comprehensive set of capabilities to increase the value of data by making more data actionable, timely, trustworthy, accessible, authoritative and secure. Simultaneously the Informatica Platform enables organizations to lower the costs of data through lessening business costs, labor costs, software costs, hardware costs and storage costs. The Informatica Platform enables a wide variety of complex enterprise-wide data integration initiatives through the following technologies: Enterprise Data Integration, Data Quality, Master Data Management ("MDM"), B2B Data Exchange, Application Information Lifecycle Management ("ILM"), Complex Event Processing, Ultra Messaging, and Cloud Data Integration.

Our expansion strategy focuses on growing beyond data warehousing to provide broader enterprise data integration solutions, advancing our product leadership in all product categories, and expanding our geographic presence and capabilities across all major regions. We believe we can expand our business by leveraging our success, knowledge, and the strength of our proven products that have helped our customers deploy thousands of large data warehouse and data integration initiatives.

In May 2012, we introduced the latest version of our flagship product, the Informatica 9.5 Platform for big data. We believe big data is the confluence of three technology trends: big transaction data, big interaction data, and big data processing. The Informatica Platform empowers the data-centric enterprise by providing numerous capabilities that allow customers to increase the business value of data, lower the cost of their data, and realize the promise of big data. In June 2012, we announced that Informatica HParser, the first data transformation environment optimized for Hadoop, was available on the Amazon Elastic MapReduce. We announced Informatica PowerCenter Big Data Edition, which provides an innovative, no-coding environment to allow organizations to lower costs of big data projects involving new technologies such as Hadoop, in October 2012 and delivered the initial release in December 2012.

Informatica also continued to introduce solutions designed to meet the data needs of the software-as-a-service ("SaaS") and cloud market in 2012. In March 2012, we announced that Informatica Cloud now provides native support for Microsoft Dynamics CRM Online and Microsoft Dynamics CRM 2011. In April 2012, we announced the Informatica Cloud Spring 2012 release, which includes a Cloud Connector Toolkit, Cloud Integration Templates, and new enterprise features. We also announced in July 2012 the availability of Informatica Cloud Connector for Google Cloud, which delivers secure data transfer, high performance and scalability, simplified integration and easy embeddability. The Informatica Cloud Summer release, announced in July 2012, provided a number of native cloud connectors and allows developers to encapsulate integration process logic in templates that can be consumed and dynamically configured by end-users at run time. In November 2012, we introduced the Informatica Cloud Winter 2013 release which includes advances in cloud MDM and address validation, new end-user cloud integration features and enterprise-class capabilities, as well as cloud integration platform enhancements and expanded availability of Cloud Connectors and Cloud Integration Templates on the Informatica Marketplace.

In 2012, we continued to broaden the applicability of our technology and focused on product innovation by adding or extending key elements of the Informatica Platform. In September 2012, we announced the availability of Informatica Cloud MDM with technologies obtained through the acquisition of Data Scout Solutions Group Limited. Also in September 2012, we extended our Application ILM offerings through the acquisition of TierData, Inc. Additionally, in October 2012, we announced a voluntary public takeover offer to acquire all the outstanding shares of Heiler Software AG, a publicly-traded German company. Heiler Software provides enterprise product information management (PIM), master data management and procurement solutions that enable retailers, distributors and manufacturers to manage product information across channels and data sources. The takeover offer was completed in December 2012. As of December 31, 2012, we held approximately 97.7% of the outstanding shares of Heiler Software. We intend to take further measures under German laws in order to fully integrate Heiler Software's business with ours, which we expect will be complete in late 2013.

As of December 31, 2012, we have more than 5,000 customers worldwide, representing a variety of industries, ranging from automotive, energy and utilities, entertainment/media, financial services, healthcare, high technology, insurance, manufacturing, public sector, retail, services, telecommunications, and travel/transportation. Over the past several years, we have expanded our presence and capabilities in a number of geographic regions. We currently have a direct sales presence in over 20 countries and an indirect presence, through distributors and partners, in over 80 countries. We market and sell our software and services through our sales operations in North and Latin America (including Brazil, Canada, Mexico, and the United States), Europe, Middle East and Africa (including Austria, France, Germany, Ireland,

Israel, Italy, the Netherlands, Portugal, South Africa, Spain, Sweden, Switzerland, United Arab Emirates, the United Kingdom, and Russia), and Asia-Pacific (including Australia, China, Hong Kong, India, Japan, South Korea, Singapore, and Taiwan).

We maintain relationships with a variety of strategic partners to jointly develop, market, sell, recommend, and/or implement our solutions. We also have relationships with distributors and channel partners who resell and sublicense in various regions and industries, including the United States, Europe, Middle East, Asia-Pacific, and Latin America, and provide services and support within their territories. In addition, we have 15 development centers in 10 countries, professional services staff in 19 countries, and technical support staff in 11 countries.

We began selling our first products in 1996. Through December 31, 2012, substantially all of our revenues have been derived from the sale of Informatica PowerCenter, Informatica PowerExchange, Informatica Data Services, and Informatica Data Quality, and to a lesser extent, from the sale of Informatica B2B Data Exchange, Informatica Master Data Management, and Informatica Application Information Lifecycle Management.

We are organized and operate in a single segment. See Note 18. *Significant Customer Information and Segment Information* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report, which is incorporated herein by reference.

**Products**

Our products enable organizations to gain a competitive advantage in today's global information economy by empowering them to access, integrate, and trust their information assets. These products comprise a comprehensive, unified, open, and economical data integration platform that enables IT executives, architects, and managers to provide trusted, relevant data to the business — when and where it is needed. The Informatica Platform handles most types of data integration and data management projects required to support business goals.

The following products are included in the Informatica Platform:

**Informatica PowerCenter** integrates data from virtually any business system, in almost any format, and quickly delivers that data throughout the enterprise to improve operational efficiency. Highly available, high-performance, and highly scalable, the software serves as the foundation for all enterprise data integration projects.

- **Informatica PowerCenter Standard Edition** includes a high-performance data integration server, a global metadata infrastructure, visual tools for development and centralized administration, and productivity tools to facilitate collaboration among architects, analysts, and developers.
- **Informatica PowerCenter Real Time Edition** extends PowerCenter Standard Edition with additional capabilities for integrating and provisioning transactional or operational data in real time. PowerCenter Real Time Edition provides a foundation for developing sophisticated data services and delivering timely information as a service to support business needs. Key features include change data capture for relational data sources, integration with messaging systems, built-in support for Web services, dynamic partitioning with data smart parallelism, and process orchestration and human workflow capabilities.
- **Informatica PowerCenter Advanced Edition** addresses requirements for organizations that are standardizing data integration at an enterprise level, across a number of projects and departments. It includes all the capabilities of PowerCenter Standard Edition and features additional capabilities that are ideal for data governance and integration competency centers, including dynamic

partitioning with data smart parallelism and powerful capabilities in metadata analysis, team-based development, and Web-based data profiling and reporting.

- **Informatica PowerCenter Big Data Edition** is highly scalable, high-performance enterprise data integration software that works with both emerging technologies, such as Hadoop, and traditional data management infrastructures. It enables IT organizations to integrate and analyze new types and sources of data. With this big data edition, developers can move away from hand coding to a no-code visual development environment.

- **Informatica PowerCenter Data Virtualization Edition** provides a high-performance and secure agile data integration foundation for all integration projects. It enables business and IT to deliver a current, complete, and trusted view of the business. It also includes all the capabilities of PowerCenter Standard Edition and adds features that enable organizations to leverage a single environment for data integration and data federation, reuse virtual views for applications or projects without rework, and ensure self-service and business-IT collaboration with role-based tools.

Additionally, many options are available to extend Informatica PowerCenter's core data integration capabilities, including the following: Advanced XML Data Integration, Data Integration Analyst, Data Validation, Enterprise Grid, High Availability, Metadata Exchange, Partitioning, Proactive Monitoring, Pushdown Optimization, and Unstructured Data options.

**Informatica PowerExchange** is a family of data access products that enable IT organizations to access virtually all sources of enterprise data without having to develop custom data access programs. With the ability to access mission-critical operational data and deliver such data in real-time throughout the enterprise, IT organizations can optimize limited resources and the business value of data. Dozens of different data sources and targets are supported, including enterprise applications, databases and data warehouses, mainframes, midrange systems, messaging systems, and technology standards.

**Informatica Data Services** makes provisioning — finding, integrating, and managing — data across the enterprise fast, easy, and cost-effective. Informatica Data Services extends the existing data services capabilities of the Informatica Platform to provision trusted data to any application, at any latency, using any protocol from a single, unified platform. Informatica Data Services enables IT organizations to rapidly build sophisticated and reusable data services once and deploy them for the many ways data is needed, quickly find and understand data — regardless of its type or location — and easily create, enforce, and centrally manage data services policies to meet service-level agreements across projects.

**Informatica Data Quality** delivers pervasive data quality to stakeholders, projects, and data domains, on premise or in the cloud, using a comprehensive and unified platform.

- **Informatica Data Quality** puts control of data quality processes into the hands of business information owners. Combining powerful data analysis, cleansing, matching, reporting, and monitoring capabilities with an easy-to-use-interface, Informatica Data Quality empowers business information owners to implement and manage enterprise-wide data quality initiatives.

- **Informatica Data Explorer** delivers a complete picture of the content, quality, and structure of enterprise data. Combining powerful data profiling and mapping capabilities with an easy-to-use-interface, Informatica Data Explorer empowers business information owners to investigate, document, and resolve data quality issues.

- **AddressDoctor** offers technology to perform global address validation for more than 200 countries and territories. These capabilities include support for multiple levels of addresses such as street level, delivery point validation, and geocoding.

**Informatica Master Data Management ("MDM")** delivers consolidated and reliable business-critical data to improve business operations. Informatica MDM uniquely identifies all business-critical master data — as well as the relationships between master data — which is stored in different formats and multiple systems across the enterprise.

- **Informatica MDM** for multi-domain master data management enables customers to start small and expand as their needs grow with comprehensive support for all MDM requirements — data integration, profiling, quality, and master data management — on the same platform. Informatica MDM's proven and flexible master data model, solution framework, and unified product architecture minimizes upfront adoption and implementation costs as well as the costs to manage and extend MDM initiatives over time.
- **Informatica Cloud MDM** is a multi-tenant software-as-a-service master data management application, natively built and deployed on the Force.com platform. With Informatica Cloud MDM, organizations are able to take advantage of data quality capabilities within their Salesforce environment. Built to be managed by the Salesforce administrator, Informatica Cloud MDM de-duplicates, cleanses, and consolidates data from back-office systems and builds hierarchies in Salesforce instances.
- **Informatica Identity Resolution** is a robust, highly scalable identity resolution software that enables companies and government organizations to search and match identity data from more than 60 languages, in both batch and real time.

**Informatica B2B Data Exchange** is software for multi-enterprise data integration. It adds secured communication, management, and monitoring capabilities to handle data from internal and external sources.

- **Informatica B2B Data Exchange** provides a comprehensive technology infrastructure for multi-enterprise data integration, partner management, and business event monitoring. It helps companies collaborate efficiently and cost-effectively with their extended networks of trading partners and customers, which helps companies to reduce costs and protect and grow revenue streams.
- **Informatica B2B Data Transformation** is a high-performance software that converts structured and unstructured data to and from more broadly consumable data formats to support business-to-business and multi-enterprise transactions. This single, unified codeless environment supports virtually any-to-any data transformation and is accessible to multiple business levels within the organization: analysts, developers, and programmers.
- **Informatica HParser** is a data transformation (data handler) environment optimized for Hadoop. This codeless parsing software enables processing of any file format inside Hadoop with scale and efficiency. It provides Hadoop developers with out-of-the-box Hadoop parsing capabilities to address the variety and complexity of data sources, including logs, industry standards, documents, and binary or hierarchical data.

**Informatica Application Information Lifecycle Management ("ILM")** product family is designed to help IT organizations manage every phase of the data lifecycle, from development and testing to archiving and retirement, while ensuring privacy of that data.

- **Informatica Data Archive** is highly scalable, high-performance software that helps IT organizations cost-effectively manage the proliferation of data volumes in a range of enterprise business applications. The software enables IT teams to safely and easily archive application data, including master, reference, and transactional data, and to readily access it when needed. Informatica Data Archive helps IT organizations manage increasing data volumes in production environments by safely archiving application data and data warehouses, providing seamless access to archived data, and delivering the archived data to the business as needed.

- Informatica Data Subset is flexible enterprise software that automates the process of creating smaller, targeted test databases from large, complex databases. With referentially intact, smaller targeted copies of production data, IT organizations can dramatically reduce the amount of time, effort, and disk space necessary to support test environments.

- Informatica Persistent Data Masking is comprehensive, flexible and scalable software for managing access to sensitive application data, such as credit card information, Social Security numbers, names, addresses, and phone numbers. The software prevents the unintended exposure of confidential information and is designed to reduce the risk of data breaches.

- Informatica Dynamic Data Masking is dynamic data masking software that provides real-time capabilities to prevent unauthorized users from accessing sensitive information. It allows organizations to apply sophisticated, flexible data masking rules based on a user's authentication level. Informatica Dynamic Data Masking dynamically masks sensitive information and blocks, audits, and alerts end users, IT personnel, and outsourced teams who access sensitive information and enables compliance with privacy regulations.

- ILM Nearline is nearline data archiving and compression software that allows a customer to move infrequently used data from SAP BW to nearline storage, while retaining immediate access to the stored data.

Informatica Data Replication is high-performance enterprise software focused on real-time database data movement and heterogeneous data integration. It provides highly optimized information extraction from heterogeneous sources and rapid loading into destinations.

- Informatica Data Replication is real-time transaction replication software that is highly scalable, reliable, and easy to configure. It uses log-based change data capture to minimize impact on source systems. Informatica Data Replication consumes few system resources while handling the transactional volumes required without affecting the performance of the source database.

- Informatica Fast Clone is a high-performance database acceleration product. It unloads Oracle tables of virtually any size into portable flat text files, into a named pipe, or directly to a destination database system without compromising the performance of production database systems. Informatica Fast Clone rapidly clones data through highly parallelized distribution across different versions and platforms.

Informatica Complex Event Processing ("CEP") enables enterprises to rapidly detect, correlate, analyze and respond to data-driven events. The combination of CEP and data integration enables organizations to be more responsive, adaptable and agile.

- Informatica RulePoint is complex event processing software that helps companies and government organizations of all sizes gain operational intelligence: real-time alerts and insight into the pertinent information they need to operate smarter, faster, more efficiently, and more competitively.

- Informatica Proactive Monitoring identifies potential opportunities or threats and sends alerts for quick action or resolution, enabling IT organizations and business users to make decisions based on real-time operational intelligence.

Informatica Ultra Messaging products are designed using a modern "nothing in the middle" architecture that eliminates the need for daemons or message brokers. This design enables ultralow latency messaging and highly efficient systems that reduce hardware infrastructure costs while improving throughput, resiliency, and availability.

- **Informatica Ultra Messaging Streaming Edition** is the industry's first nothing-in-the-middle messaging system. It is the market-leading low-latency messaging software that is also an efficient, configurable, reliable, and widely deployed reliable messaging solution.
- **Informatica Ultra Messaging Persistence Edition** enables, through innovative Parallel Persistence architecture, guaranteed messaging without the use of a central messaging broker, eliminating the need for store-and-forward architectures while providing increased resilience and performance over traditional guaranteed messaging systems.
- **Informatica Ultra Messaging Queuing Edition** extends Ultra Messaging's capabilities to include efficient, low latency, resilient, message queuing functions. It provides customers with once-and-only-once message delivery, low latency load balancing and intelligent index queuing for message delivery.

**Informatica Cloud Data Integration** provides easy to use cloud data integration applications and integration platform as a service (iPaaS) that allows organizations to combine the enterprise-class benefits of the Informatica Platform with the cost and usability advantages of the latest cloud computing applications platforms.

- **Informatica Cloud Integration Applications** are purpose-built, multi-tenant cloud services that allow users to integrate data across cloud-based applications, on-premise systems, databases, files and social data sources. Informatica Cloud integration applications take advantage of the underlying Informatica Platform and include online registration, user and task flow management, job scheduling and monitoring, error handling, compression, encryption and a secure agent to access and integrate data. Informatica Cloud integration applications include the Informatica Cloud Free Data Loader for SaaS applications like Salesforce, NetSuite and Workday; Informatica Cloud Contact Validation Service, Data Quality Assessment, Data Replication and Data Synchronization. The Informatica Cloud Platform allows developers to build custom Cloud Integration Templates and Cloud Connectors. Application programming interfaces enable users to embed cloud integration services into other applications.
- **Informatica Cloud Connectors** connect to a wide variety of on-premise and cloud-based applications, including enterprise applications, databases, flat files, file feeds, and even social networking sites. The underlying openness and power of the Informatica Cloud Platform makes just about any type of data integration process available as a custom cloud service.

In addition, Informatica Communities, created in 2001, has grown, as of December 31, 2012, to over 77,000 members in more than 190 countries using our products as a platform on which to build or customize a specific data integration solution. These developers extend Informatica's presence and profile in the broad data integration market and provide a network of knowledge that can be shared to amplify our brand and its influence. Also, the Informatica Marketplace, created in 2010, allows buyers and sellers to share and leverage data integration solutions within an open and comprehensive ecosystem, has grown to 125,000 active data integration users and developers. The Informatica Marketplace provides vendors, partners and individual developers with a central location to buy and sell assets and solutions called blocks. A block can be developed for on-premise or cloud use and may include data models, mappings, mapplets, tools, utilities, packaged services, methodologies, white papers, connectors and other useful resources. Users are able to browse blocks for industry specific solutions or platform use cases. Blocks contributed to the Informatica Marketplace are evaluated for quality and value by us before becoming available.

### Services

We offer a comprehensive set of services, including product-related customer support, consulting services, and education services. Additionally, we offer certain products as services priced on a subscription basis.

We provide technical customer support for Informatica software deployments through strategically located support centers in the United States, the United Kingdom, and India, as well as staff in Brazil, Canada, China, Ireland, Japan, the Netherlands, Spain, and South Korea for both regional installations as well as geographically dispersed projects. Informatica's Global Customer Support offers a well-engineered and comprehensive set of support programs tailored to fit customer needs. Customers and partners can access our 24x7 technical support over the phone using toll-free lines, via email, and online through Informatica's Web portal "http://mysupport.informatica.com."

Our consulting services are focused on helping customers to become agile data-driven enterprises, both tactically and strategically. Our services range from initial configuration of the Informatica Platform, knowledge transfer to customers and partners, designing and implementation of custom data integration solutions, project audit, and performance tuning, to helping customers implement enterprise-wide integration strategies such as integration competency centers or leadership lean integration practices. Our consulting strategy is to provide specialized expertise on our products to enable our customers and partners to successfully implement and sustain business solutions using our integration platform. Our Professional Services consultants use a services methodology called Informatica Velocity to guide the successful implementation of our software. Our services methodology reflects the best practices that Informatica has developed and refined through hundreds of successful projects. Informatica Velocity covers each of the major implementation project phases, including manage, analyze, design, build, test, deploy, and operate. Where applicable, Informatica Velocity includes technical white papers as well as sample project documentation and even sample implementations (mappings) of specific technical solutions.

Informatica University offers a comprehensive role-based curriculum of product and solution oriented education offerings to enable our worldwide customers and strategic partners to build proficiency in using our products. Informatica University delivers education services in more than 45 countries with over 60 course offerings through instructor led, virtual academy, and onDemand delivery options to make training easy, flexible and cost effective. We have established the Informatica Certified Professional Program for PowerCenter, Informatica Data Quality, Informatica MDM and Informatica ILM, which has created a database of expert professionals with verifiable skills in the design and administration of Informatica-based systems.

We also make available a number of products as services, priced on a subscription licensing bases. For example, Informatica's address validation, which allows customer to validate addresses against a continuously updated global database of addresses, is available as a service on a monthly subscription basis. Additionally, a number of our Cloud Services, such as the Informatica Cloud Data Quality Assessment service, are available via monthly subscriptions. Lastly, Informatica PowerCenter Cloud Edition, which is available on and through Amazon EC2, is priced on an hourly and capacity basis. Products delivered as a service allow customers to get specific, limited functionality at an attractive entry price point.

**Our Partners**

Informatica's partners include industry leaders in enterprise software, computer hardware, and systems integration. We offer a comprehensive strategic partner program for major companies in these areas so that they can provide sales and marketing leverage, have access to required technology, and can furnish complementary products and services to our joint customers. As of December 31, 2012, more than 265 companies helped market, resell, or implement Informatica's solution around the world. Additionally, as of December 31, 2012, more than 175 companies have embedded our core products into their own, enabling their customers to benefit from the enterprise-class data integration we provide within their products. Our partners that resold and/or referred more than $2.0 million each in license or subscription orders in 2012 were Accenture LLP, Affecto Norway AS, Cap Gemini Technologies LLC, Cognizant, Data Integration Software, dbMotion Inc., Deloitte Consulting, Eccella Corp., EMC Corporation, ESCgov Inc.,

Fujitsu Consulting Group, Inc., Groundswell Group, HCL Technologies Limited, Hewlett-Packard Company, HighPoint Solutions, LLC, Infolink Consulting, Infosys Technologies Limited, Intricity Inc., Myers-Holum Inc., PricewaterhouseCoopers, LLP, SHI International Corp., Tata Consultancy Services, TGV Tecnologia and Wipro Limited. Our original equipment manufacturer ("OEM") partners that generated more than $1.0 million each in license or subscription orders for us in 2012 were Cerner Corporation, IBM Corporation, Insynergy, LLC, NYSE Euronext, Oracle Corporation, Salesforce.com, Inc., Ultimate Software Group Inc., and Xerox Business Services.

**Our Customers**

As of December 31, 2012, more than 5,000 companies worldwide relied on Informatica for their data integration and data quality needs. Our customers represent a wide range of corporations and governmental and educational institutions. Our targeted markets include automotive, energy and utilities, entertainment/media, financial services, healthcare, high technology, insurance, manufacturing, public sector, retail, services, telecommunications, and travel/transportation. Financial services remains our largest vertical industry sector.

No single customer accounted for 10% or more of our total revenues in 2012, 2011, or 2010.

**Sales, Marketing, and Distribution**

We market and sell software and services through both our direct sales force and indirect channel partners in North America, Europe, Middle East and Africa, Asia-Pacific, Latin America, and Russia. As of December 31, 2012, we employed 968 people in our sales and marketing organization worldwide.

Sales and marketing programs are focused on creating awareness of Informatica and its products and services, generating interest among new customers as well as interest in new products within existing customers, documenting compelling customer references, and creating up-sell/cross-sell opportunities for our products. These programs are targeted at chief information officers and other key executives of specific functional areas such as marketing, sales, service, finance, human resources, manufacturing, distribution, and procurement as well as enterprise architects and other key IT professionals focused on data integration. Our marketing personnel engage in a variety of activities, including positioning our software products and services, conducting public relations programs, establishing and maintaining relationships with industry analysts, producing online campaigns, web content, and collateral that describes our products, services, and solutions, and generating qualified sales leads. Additionally, we utilize sales specialists and domain experts to facilitate our sales and marketing efforts and expand our customer opportunities.

Our global sales process consists of several phases: lead generation, opportunity qualification, needs assessment, product demonstration, proposal generation, and contract negotiation. Although the typical sales cycle requires three to six months, some sales cycles have lasted substantially longer. In a number of instances, our relationships with systems integrators and other strategic partners have reduced sales cycles by generating qualified sales leads, making initial customer contacts, assessing needs prior to our introduction to the customers, and endorsing our products to the customers before their product selection. Also, partners have assisted in the creation of presentations and demonstrations, which we believe enhances our overall value proposition and competitive position.

In addition to our direct sales efforts, we distribute our products through systems integrators, resellers, distributors, and OEM partners in the United States and internationally. Systems integrators typically have expertise in vertical or functional markets. In some cases, they resell our products, bundling them with their broader service offerings. In other cases, they refer sales opportunities to our direct sales force for our products. Distributors sublicense our products and provide service and support within their territories. OEMs embed portions of our technology in their product offerings.

### Research and Development

As of December 31, 2012, we employed 908 people in our research and development organization. This team is responsible for the design, development, release and maintenance of our products. The group is organized into four disciplines: development, quality assurance, documentation, and product management. Members from each discipline, along with product marketing, form focus teams that work closely with sales, marketing, services, customers, and prospects to better understand market needs and user requirements. These teams utilize a well-defined agile software development methodology that we believe enables us to deliver products that satisfy real business needs for the global market while also meeting commercial quality expectations and minimizing schedule risk.

When appropriate, we also use third parties to expand the capacity and technical expertise of our internal research and development team. On occasion, we have licensed third-party technology. We believe this approach shortens time to market without compromising competitive position or product quality, and we plan to continue drawing on third-party resources as needed in the future.

Approximately 31% of Informatica's research and development team is based in the United States and the remainder is based in Australia, Canada, Germany, India, Ireland, Israel, the Netherlands, Russia, and the United Kingdom. Our international development effort is intended to both increase development productivity and deliver innovative product capabilities. Our research and development expenditures, which are expensed as incurred, were $143.6 million in 2012, $132.5 million in 2011, and $106.0 million in 2010.

### Competition

The market for our products is highly competitive, quickly evolving, and subject to rapidly changing technology, which may expand the alternatives to our current and potential customers for their data integration or data quality requirements. Our competition consists of hand-coded, custom-built data integration solutions developed in-house by various companies in the industry segments that we target, large vendors of data integration and data quality software products, including IBM, Microsoft, Oracle, SAP, SAS Institute, Trillium (which is part of Harte-Hanks), certain privately held companies, alternative technologies and open source solutions. In the past, we have competed with business intelligence vendors that currently offer, or may develop, products with functionalities that compete with our products.

We believe we currently compete on the basis of the breadth and depth of our products' functionality as well as on the basis of price. Additionally, we compete on the basis of certain other factors, including neutrality, dependability, user efficiency, quality of products, services, support, and versatility. We believe that we currently compete favorably with respect to these factors. For a further discussion of our competition, see "Risk Factors — *If we do not compete effectively, our revenues may not grow and could decline*" in Part I, Item 1A of this Report.

### Seasonality and Backlog

Our business is influenced by seasonal factors, largely due to customer buying patterns. In recent years, the fourth quarter has had the highest level of license revenues and license orders, and we have generally had weaker demand for our software products and services in the first and third quarters of the year. Each quarter of 2011 and the first and fourth quarters of 2012 followed these seasonal trends. However, license revenues for the second and third quarters of 2012 were lower as compared to the first quarter of 2012 and the second and third quarters of 2011. The uncertain macroeconomic conditions and continued changes in our sales organization make our future results more difficult to predict based on historical seasonal trends. See "Potential Future Revenues (New Orders, Backlog, and Deferred Revenue)" in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of this Report, which is incorporated herein by reference. Our consulting and education services have sometimes been negatively impacted in the fourth and first quarters of the year due to holidays and internal Informatica meetings, which result in fewer billable hours for our consultants and fewer education classes.

**Intellectual Property and Other Proprietary Rights**

Our success depends in part upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures, and licensing arrangements to establish and protect our proprietary rights. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors, and corporate partners and into license agreements with respect to our software, documentation, and other proprietary information. In addition, we have over 50 patents issued in a variety of jurisdictions. Our issued patents are scheduled to expire at various times through May 2029. Where appropriate, we have also entered into patent cross-license agreements with third parties, thereby acquiring additional intellectual property rights which preserve our ability to pursue normal business activity and minimize our risks in entering new and adjacent technology markets.

Nonetheless, our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries where our products are distributed do not protect our intellectual property rights to the same extent as U.S. laws. Our inability to protect our proprietary information could harm our business. For a further discussion of our intellectual property rights, see "Risk Factors — *If we are not able to adequately protect our proprietary rights, third parties could develop and market products that are equivalent to our own, which would harm our sales efforts*" in Part I, Item 1A of this Report.

**Employees**

As of December 31, 2012, we had a total of 2,814 employees, including 908 in research and development, 968 in sales and marketing, 619 in consulting, customer support, and education services, and 319 in general and administrative services. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we consider employee relations to be good.

**Additional Information**

Informatica's corporate headquarters are located at 100 Cardinal Way, Redwood City, California 94063, and the telephone number at that location is (650) 385-5000. We can also be reached at our Web site at *www.informatica.com*; however, the information in, or that can be accessed through, our Web site is not part of this Report. Informatica was incorporated in California in February 1993 and reincorporated in Delaware in April 1999.

Copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are available, free of charge, on Informatica's Web site as soon as reasonably practicable after we file such material electronically with the Securities and Exchange Commission ("SEC"). The SEC also maintains a Web site that contains our SEC filings. The address of the site is *www.sec.gov*. The public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington DC, 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

## ITEM 1A. *RISK FACTORS*

In addition to the other information contained in this Annual Report on Form 10-K, we have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, or results of operation. Investors should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment.

***Continued uncertainty in the U.S. and global economies, particularly Europe, could negatively affect sales of our products and services and could harm our operating results, which could result in a decline in the price of our common stock.***

As our business has grown, we have become increasingly subject to the risks arising from adverse changes in the domestic and global economies, particularly Europe, which accounted for approximately 30% of our total revenues in 2012. We have experienced the adverse effect of economic slowdowns in the past, which resulted in a significant reduction in capital spending by our customers, as well as longer sales cycles and the deferral or delay of purchases of our products.

Uncertainty in the macroeconomic environment and associated global economic conditions have resulted in extreme volatility in credit, equity, and foreign currency markets, particularly with respect to the European sovereign debt markets and potential ramifications of the U.S. debt issues, income tax and budget concerns, and future delays in approving the U.S. budget. Such uncertainty and associated conditions have also resulted in volatility in various vertical markets, particularly the financial services and public sectors, which are typically two of the larger vertical sectors that we serve. For example, in 2010 and through the first three quarters of 2012, we experienced a decline in European public sector transactions, and we continue to expect uncertainty in Europe at least until the sovereign debt issues are resolved. In addition, we experienced a decline in financial services transactions in the fourth quarter of 2012 as compared to the fourth quarter of 2011.

These conditions have also adversely affected the buying patterns of our customers and prospective customers and have adversely affected our overall pipeline conversion rate as well as our revenue growth expectations. For example, in the second and third quarters of 2012, the macroeconomic uncertainty in Europe contributed to a delay in customer purchasing decisions, stricter customer purchasing controls and approval processes, and a decline in our pipeline conversion rate. We expect these macroeconomic conditions, together with our recent sales execution challenges and our sales leadership transition in Europe will continue to adversely affect our European results in the near term. If macroeconomic conditions continue to deteriorate or if the pace of economic recovery is slower or more uneven, our overall results of operations could be adversely affected, we may not be able to grow at the rates we have experienced in the past, and we could fail to meet the expectations of stock analysts and investors, which could cause the price of our common stock to decline.

We have made incremental investments in Asia-Pacific and Latin America, and have continued investing in Europe, the Middle East, and Africa ("EMEA"). There are significant risks with overseas investments, and our growth prospects in these regions are uncertain. Increased volatility or further declines in the European credit, equity and foreign currency markets could cause delays in or cancellations of European orders. Deterioration of economic conditions in the countries in which we do business could also cause slower or impaired collections on accounts receivable. In addition, we could experience delays in the payment obligations of our worldwide reseller customers if they experience weakness in the end-user market, which would increase our credit risk exposure and harm our financial condition.

***If we do not compete effectively, our revenues may not grow and could decline.***

The market for our products is highly competitive, quickly evolving, and subject to rapidly changing technology, which may expand the alternatives to our current and potential customers for their data integration or data quality requirements. Our competition consists of hand-coded, custom-built data integration solutions developed in-house by various companies in the industry segments that we target, large vendors of data integration and data quality software products, including IBM, Microsoft, Oracle, SAP, SAS Institute, Trillium (which is part of Harte-Hanks), certain privately held companies, alternative technologies and open source solutions. In the past, we have competed with business intelligence vendors that currently offer, or may develop, products with functionalities that compete with our products.

Many of our competitors have longer operating histories, substantially greater financial, technical, marketing, and other resources, greater name recognition, specialized sales or domain expertise, broader product portfolios and stronger customer relationships than we do and may be able to exert greater influence on customer purchase decisions. Our competitors may be able to respond more quickly than we can to new or emerging technologies, technological trends and changes in customer requirements. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable, or less competitive. In addition, new products or enhancements of existing products that we introduce may not adequately address or respond to new or emerging technologies, technological trends or changes in customer requirements. Also, new or emerging technologies, technological trends or changes in customer requirements may result in certain of our strategic partners becoming potential competitors in the future.

We believe we currently compete on the basis of the breadth and depth of our products' functionality, as well as on the basis of price. We may have difficulty competing on the basis of price in circumstances where our competitors develop and market products with similar or superior functionality and pursue an aggressive pricing strategy. For example, some of our competitors may provide guarantees of prices and product implementation, offer data integration and data quality products at no cost in order to charge a premium for additional functionality, or bundle data integration and data quality products at no cost to the customer or at deeply discounted prices for promotional purposes or as a long-term pricing strategy. These difficulties may increase as larger companies target the data integration and data quality markets. A customer may be unwilling to pay a separate cost for our data integration and data quality products if the customer has a bundled pricing arrangement with a larger company that offers a wider variety of products than us. As a result, increased competition, alternative pricing models and bundling strategies could seriously impede our ability to sell additional products and services on terms favorable to us.

In addition, consolidation among vendors in the software industry is continuing at a rapid pace. Our current and potential competitors may make additional strategic acquisitions, consolidate their operations, or establish cooperative relationships among themselves or with other solution providers, thereby increasing their ability to provide a broader suite of software products or solutions and more effectively address the needs of our current and prospective customers. Such acquisitions could cause customers to defer their purchasing decisions. Our current and potential competitors may also establish or strengthen cooperative relationships with our current or future strategic partners, thereby limiting our ability to sell products through these channels. If any of this were to occur, our ability to market and sell our software products would be impaired. In addition, competitive pressures could reduce our market share or require us to reduce our prices, either of which could harm our business, results of operations, and financial condition.

Furthermore, during periods of U.S. and global economic slowdowns or uncertainty, as we are currently experiencing, our customers' capital spending is significantly reduced. As a result, there is significantly increased competition for the allocation of IT budget dollars.

***Our success depends upon the introduction of new products, the integration of acquired products, and the enhancement of existing products.***

Rapid technological changes, including changes in customer requirements and preferences, are characteristic in the software industry. In order to address the expanding enterprise data integration needs of our customers and prospective customers, we introduce new products and technology enhancements on a regular basis, including products we acquire. For example, in the past few years, we delivered a version upgrade to our entire data integration platform by delivering the generally available version of Informatica 9, we extended our existing master data management ("MDM") offering through the acquisition of Siperian, and we introduced various solutions for the cloud market, among others. The introduction of new products, integration of acquired products and enhancement of existing products, is a complex and costly process involving inherent risks, such as:

- the failure to accurately anticipate changes in technological trends;
- the failure to accurately anticipate changes in customer requirements and preferences;
- delays in completion, launch, delivery, or availability;
- delays in customer adoption or market acceptance;
- delays in customer purchases in anticipation of products not yet released;
- product quality issues, including the possibility of defects and the costs of remediating any such defects;
- market confusion based on changes to the product packaging and pricing as a result of a new product release;
- interoperability and integration issues between our existing products and newly acquired products or technologies, and the costs of remediating any such issues;
- interoperability and integration issues with third-party technologies and the costs of remediating any such issues;
- customer issues with migrating or upgrading from previous product versions and the costs of remediating any such issues;
- loss of existing customers that choose a competitor's product instead of upgrading or migrating to the new or enhanced product; and
- loss of maintenance revenues from existing customers that do not upgrade or migrate.

We devote significant resources to the development of new products, the acquisition of products, and the enhancement of existing products, as well as to the integration of these products with each other. As a result of the risks involved, we cannot predict the impact on our overall sales from new or enhanced products, and we may not generate sufficient revenues from these products to justify their costs, which would adversely affect our competitive position and results of operations.

***We may experience fluctuations in our quarterly operating results, especially in the amount of license revenues we recognize, which could cause our stock price to decline.***

Our quarterly operating results, particularly our license revenues, have fluctuated in the past and may do so in the future. These fluctuations have caused our stock price to decline and could cause our stock price to significantly fluctuate or decline in the future. Our license revenues, which are primarily sold on a perpetual license basis, are difficult to forecast accurately and are vulnerable to short-term shifts in customer demand. Also, we may experience order deferrals by customers in anticipation of future new product introductions or product enhancements, as well as a result of their particular budgeting and purchase cycles. The continued global economic uncertainty is also likely to cause further customer order deferrals or reductions, stricter customer purchasing controls and approval processes, and adversely affect budgeting and purchase cycles. By comparison, our short-term expenses are relatively fixed and based in part on our expectations of future revenues. In addition, our backlog of license orders at the end of a given fiscal period has tended to vary. Historically, our backlog typically decreases from the prior quarter at the end of the first and third quarters and increases from the prior quarter at the end of the fourth quarter. Furthermore, we generally recognize a substantial portion of our license revenues in the last month of each quarter and, sometimes in the last few weeks or days of each quarter. As a result, we cannot predict the adverse impact caused by cancellations or delays in prospective orders until the end of each quarter. Moreover, the expansion of our product portfolio through the introduction of new product and enhancements has increased the complexity and size of our transactions. The likelihood of an adverse impact may be greater if we experience increased average transaction sizes due to a mix of relatively larger deals in our sales pipeline.

Due to the difficulty we experience in predicting our quarterly license revenues, we believe that quarter-to-quarter comparisons of our operating results are not necessarily a good indication of our future performance. In addition, a number of the other factors discussed in this section may cause fluctuations in our quarterly operating results. Our future operating results or forecasts of future operating results could fail to meet the expectations of stock analysts and investors. If any of these happen, the price of our common stock would likely fall.

***If we are unable to accurately forecast sales and trends in our business, we may fail to meet expectations and our stock price could decline.***

We use a "pipeline" system, a common industry practice, to forecast sales and trends in our business. Our sales personnel monitor the status of all potential sales of our products and estimate when a customer will make a purchase decision and the potential dollar amount of the sale. We aggregate these estimates periodically in order to generate a sales pipeline. We assess the pipeline at various points in time to look for trends in our business. While this pipeline analysis may provide us with some guidance in business planning and budgeting, these pipeline estimates are necessarily speculative. Our pipeline estimates may not consistently correlate to revenues in a particular quarter or over a longer period of time, particularly in a weak or uncertain global macroeconomic environment. In addition, our pipeline estimates can prove to be unreliable in a particular quarter or over a longer period of time, in part because both the "conversion rate" of the pipeline into contracts and the quality and timing of pipeline generation can be very difficult to estimate. For example, in the second and third quarters of 2012, recent and continued changes in our sales organization and challenges in our sales execution generally, together with the macroeconomic uncertainty in Europe, adversely affected our pipeline management capabilities, the reliability of our pipeline estimates, and, consequently, our pipeline conversion rate. In particular, in the third quarter of 2012, our pipeline conversion rate was significantly lower as compared to the second quarter of 2012. In response, we made further changes to our sales, marketing and field operations organizations, including the implementation of pipeline generation initiatives, more rigorous sales planning and process measures; however, in the near term, such actions may decrease the predictive value of our pipeline in assessing near term trends in our business or in comparison to historical trends.

The conversion of the sales pipeline into license revenues may also be affected by the tendency of some of our customers to wait until the end of a fiscal period in the hope of obtaining more favorable terms, which can also impede our ability to negotiate, execute and deliver on these contracts in a timely manner. Because we have historically recognized a substantial portion of our license revenues in the last month of each quarter and sometimes in the last few weeks of each quarter, we may not be able to adjust our cost structure in a timely manner in response to variations in the pipeline conversion rate. In addition, for newly acquired companies, we have limited ability to predict how their pipelines will convert into sales or revenues following acquisition. Any change in the conversion rate of the pipeline into customer sales or in the pipeline itself could cause us to improperly budget for future expenses that are in line with our expected future revenues, which would adversely affect our operating margins and results of operations and could cause the price of our common stock to decline.

***A reduction in our sales pipeline and pipeline conversion rate could adversely affect the growth of our company and the price of our common stock.***

In the past and recently, we have experienced a reduced conversion rate of our overall license pipeline, primarily as a result of general economic slowdowns and general macroeconomic uncertainty, which caused the amount of customer purchases to be reduced, deferred, or cancelled. Although the size of our sales pipeline and our pipeline conversion rate generally have increased as a result of our additional investments in sales personnel and a gradually improving IT spending environment, they are not consistent on a quarter-to-quarter basis. The recent global economic recession and continued macroeconomic uncertainty has had and will continue to have an adverse effect on our pipeline conversion rate in the near future. Our pipeline conversion rate declined in 2008, remained depressed in certain geographies in 2009, increased in 2010 and decreased in certain geographies and vertical industry sectors in 2011 and 2012. If we are unable to continue to increase the size of our sales pipeline and our pipeline conversion rate, our results of operations could fail to meet the expectations of stock analysts and investors, which could cause the price of our common stock to decline.

Furthermore, we have expanded our international operations and opened new sales offices in other countries. As a result of this international expansion, as well as the increase in our direct sales headcount in the United States, our sales and marketing expenses have increased. We expect these investments to increase our revenues, sales productivity, and eventually our profitability. However, if we experience an increase in sales personnel turnover, do not achieve expected increases in our sales pipeline, experience a decline in our sales pipeline conversion ratio, or do not achieve increases in productivity and efficiencies from our new sales personnel as they gain more experience, then we may not achieve our expected increases in revenue, sales productivity, and profitability.

***As a result of our lengthy sales cycles, our expected revenues are susceptible to fluctuations, which could cause us to fail to meet expectations, resulting in a decline in the price of our common stock.***

Due to the expense, broad functionality, and company-wide deployment of our products, our customers' decisions to purchase our products typically require the approval of their executive decision makers. Also, macroeconomic uncertainty and global economic conditions can adversely affect the buying patterns of our customers and prospective customers and lengthen our sales cycle. For example, in the second and third quarters of 2012, the macroeconomic uncertainty in Europe contributed to a delay in customer purchasing decisions and stricter customer purchasing controls and approval processes in EMEA. In addition, we frequently must educate our potential customers about the full benefits of our products, which also can require significant time. These trends toward greater customer executive level involvement or stricter customer purchasing controls and approval processes and increased customer education efforts are likely to increase, particularly as we expand our market focus to broader data integration initiatives. Further, our sales cycle may lengthen as we continue to focus our sales efforts on large corporations. As a result of these factors, the length of time from our initial contact with a customer to the customer's decision to purchase our products typically ranges from three to nine months. We are subject to a number of significant risks as a result of our lengthy sales cycle that could delay, reduce or otherwise adversely affect the purchase of our products, including:

- changes in our customers' budgetary constraints and internal acceptance review procedures;
- the timing of our customers' budget cycles;

- the seasonality of technology purchases, which historically has resulted in stronger sales of our products in the fourth quarter of the year, especially when compared to lighter sales in the first quarter of the year;
- our customers' concerns about the introduction of our products or new products from our competitors; or
- potential downturns in general economic or political conditions or potential tightening of credit markets that could occur during the sales cycle.

If our sales cycles lengthen unexpectedly, they could adversely affect the timing of our revenues or increase costs, which may independently cause fluctuations in our revenues and results of operations, adversely affecting the price of our common stock. Finally, if we are unsuccessful in closing sales of our products after spending significant funds and management resources, our operating margins and results of operations could be adversely impacted, and the price of our common stock could decline.

***Our international operations expose us to increased risks that could limit our future growth.***

We have significant operations outside the United States, including sales and professional services operations, software development centers and customer support centers. We have recently expanded our presence and capabilities in a number of major geographic regions, including Canada, Mexico, South America, Europe and the Middle East and Asia-Pacific, and we plan to continue such expansion. Our international operations are subject to numerous risks, including:

- general economic and political conditions in these foreign markets;
- fluctuations in exchange rates between the U.S. dollar and foreign currencies;
- increased operating costs and wage inflation, particularly in India and Brazil;
- greater difficulty in protecting our ownership rights to intellectual property developed in foreign countries, which may have laws that materially differ from those in the United States;
- higher risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;
- greater risk of a failure of our employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, and any trade regulations ensuring fair trade practices;
- increased expenses, delays and our limited experience in developing, testing and marketing localized versions of our products;
- increased competition from companies in the industry segments that we target or other vendors of data integration and data quality software products that are more established in a particular region than us;
- potential conflicts with our established distributors in countries in which we elect to establish a direct sales presence, or the inability to enter into or maintain strategic distributor relationships with companies in certain international markets where we do not have a local presence;
- our limited experience in establishing a sales, marketing and support presence and the appropriate internal systems, processes, and controls, particularly in Brazil, Russia, and Asia-Pacific (especially China, Japan, South Korea, and Taiwan);
- difficulties in recruiting, training, managing, and retaining our international staff, particularly our international sales management and sales personnel, which have adversely affected our ability to increase sales productivity, and the costs and expenses associated with such activities;

- differing business practices, which may require us to enter into software license agreements that include non-standard terms related to payment, maintenance rates, warranties, or performance obligations that may affect our ability to recognize revenue ratably; and
- communication delays between our main development center in California and our international development centers, which may delay the development, testing or release of new products, and communication delays between our operations in the U.S. and India.

These factors and other factors could harm our ability to gain future international revenues and, consequently, materially impact our business, results of operations, and financial condition. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to manage our international operations and the associated risks effectively could limit the future growth of our business.

***The loss of our key personnel, an increase in our sales force personnel turnover rate or decrease in sales force productivity, or the inability to attract and retain additional personnel could adversely affect our ability to grow our company successfully and may negatively impact our results of operations.***

We believe our success depends upon our ability to attract and retain highly skilled personnel and key members of our management team. Historically, there has been a significant level of competition to attract these individuals, and we have experienced changes in members of our senior management team. For example, we announced the appointment of a new executive vice president of worldwide field operations and new chief marketing officer in 2012. As new senior personnel join our company and become familiar with our business strategy and systems, their integration could result in disruption to our ongoing operations. For example, the continued leadership transition in our EMEA sales organization adversely affected our pipeline management capabilities in the second and third quarters of 2012.

The market for talent has become increasingly competitive and hiring has become more difficult and costly, and our personnel-related costs are likely to increase as we compete to attract and retain employees. Our employees are increasingly becoming more attractive to other companies. Many of our competitors have greater financial and other resources than us for attracting experienced personnel. Our plan for continued growth requires us to add personnel to meet our growth objectives and places increased importance on our ability to attract, train, and retain new personnel, in particular, new sales personnel. For example, recent changes we implemented in customer segmentation and sales territories adversely affected the quality of our pipeline estimates in 2012. In addition, as we continue to implement further changes to our sales and field operations organizations, including the implementation of more rigorous sales planning and process measures and continued investment in sales specialists and domain experts, we may experience increased sales force turnover and additional disruption to our ongoing operations. These changes may also take longer to implement than expected, which may adversely affect our sales force productivity. If we are unable to effectively attract and train new personnel on a timely basis, or if we experience an increase in the level of turnover, our results of operations may be negatively impacted.

Furthermore, from time to time, we have experienced an increased level of turnover in our direct sales force, particularly in the first quarter of a fiscal year. Such increase in the turnover rate affected our ability to generate license revenues. Although we have hired replacements in our sales force and are continuing to hire additional sales personnel to grow our business, we typically experience lower productivity from newly hired sales personnel for a period of six to twelve months. We continue to invest in training for our sales personnel, including updates to cover new, acquired, or enhanced products, as we broaden our product platform. In addition, we periodically make adjustments to our sales organization in response to a variety of internal and external factors, such as market opportunities, competitive threats, management changes, product introductions or enhancements, acquisitions, sales performance, increases in sales headcount and cost levels. Such adjustments may be temporarily disruptive and result in reduced productivity. If we are unable to effectively attract, train and retain new sales personnel, particularly sales specialists or domain experts, or if we experience an increase in the level of sales force turnover or decrease in sales force productivity, our ability to generate license revenues and our growth rate may be negatively impacted.

We currently do not have any key-man life insurance relating to our key personnel, and the employment of the key personnel in the United States is at will and not subject to employment contracts. We have relied on our ability to grant equity awards as one mechanism for recruiting and retaining highly skilled talent. If we are unable to grant such awards, we may not be able to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which we compete.

***We may experience fluctuations in foreign currency exchange rates that could adversely impact our results of operations.***

Our international sales and operations expose us to fluctuations in foreign currency exchange rates. An unfavorable change in the exchange rate of foreign currencies against the U.S. dollar would result in lower revenues when translated into U.S. dollars, although operating expenditures would be lower as well. Historically, the effect of changes in foreign currency exchange rates on our revenues and operating expenses has been immaterial, although on occasion exchange rates have been particularly volatile and have affected quarterly revenue and profitability. We have attempted to reduce the impact of certain foreign currency exchange rate fluctuations through hedging programs where we do not have a natural hedge. However, as our international operations grow, or if the current dramatic fluctuations in foreign currency exchange rates continue or increase or if our hedging programs become ineffective, the effect of changes in the foreign currency exchange rates could become material to revenue, operating expenses, and income.

***We rely on our relationships with our strategic partners. If we do not maintain and strengthen these relationships, our ability to generate revenue and control expenses could be adversely affected, which could cause a decline in the price of our common stock.***

We believe that our ability to increase the sales of our products depends in part upon maintaining and strengthening relationships with our current strategic partners and any future strategic partners. In addition to our direct sales force, we rely on established relationships with a variety of strategic partners, such as systems integrators, resellers, and distributors, for marketing, licensing, implementing, and supporting our products in the United States and internationally. We also rely on relationships with strategic technology partners, such as enterprise application providers, database vendors, data quality vendors, and enterprise integrator vendors, for the promotion and implementation of our products. Among others, we are partners with Cloudera, Dun & Bradstreet, EMC, Hewlett Packard, Intel, Microsoft, MicroStrategy, NetSuite, Oracle, salesforce.com, SAP, and Symantec.

Our strategic partners offer products from several different companies, including, in some cases, products that compete with our products. We have limited control, if any, as to whether these strategic partners devote adequate resources to promoting, selling, and implementing our products as compared to our competitors' products. Also, new or emerging technologies, technological trends or changes in customer requirements may result in certain of our strategic partners becoming potential competitors in the future.

Although our strategic partnership with IBM's Business Consulting Services group has been successful in the past, IBM's acquisition of Ascential Software, Cast Iron Systems, Cognos, DataMirror, Initiate Systems, and SPSS has made it critical that we strengthen our relationships with our other strategic partners. SAP's acquisition of Business Objects and Sybase may also make such strong relationships with other strategic partners more critical. We cannot guarantee that we will be able to strengthen our relationships with our strategic partners or that such relationships will be successful in generating additional revenue.

In addition, we may not be able to maintain strategic partnerships or attract sufficient additional strategic partners who have the ability to market our products effectively, are qualified to provide timely and cost-effective customer support and service, or have the technical expertise and personnel resources necessary to implement our products for our customers. In particular, if our strategic partners do not devote sufficient resources to implement our products, we may incur substantial additional costs associated with hiring and training additional qualified technical personnel to implement solutions for our customers in a timely manner. Furthermore, our relationships with our strategic partners may not generate enough revenue to offset the significant resources used to develop these relationships. If we are unable to leverage the strength of our strategic partnerships to generate additional revenues, our revenues and the price of our common stock could decline.

***Acquisitions and investments present many risks, which could adversely affect our business, operating results and financial condition.***

From time to time, we evaluate potential acquisitions or investments in complementary businesses, products, or technologies. For example, we acquired Data Scout and Tier Data in September 2012, ActiveBase and WisdomForce Technologies in 2011, and 29West and Siperian in 2010. In addition, in 2011, we purchased certain assets from Sand Technology relating to their Information Lifecycle Management for SAP product line. Also, in December 2012, we completed the takeover offer for Heiler Software AG, a publicly-traded German company. As of December 31, 2012, we held approximately 97.7% of the outstanding shares of Heiler Software. Our ability to realize any benefits of the transaction, including any potential synergies, will depend on our ability to fully integrate Heiler Software's business with ours after further integration measures under German laws, which we expect to occur in late 2013.

Acquisitions and investments involve a number of risks, including:

- the failure to capture the value of the business we acquired, including the loss of any key personnel, customers and business relationships, including strategic partnerships, or the failure of the transaction to advance our business strategy as anticipated;
- the difficulties in and costs associated with successfully integrating or incorporating the acquired company's products, technologies, services, employees, customers, partners, business operations and administrative systems with ours, particularly when the acquired company operates in international jurisdictions;
- the disruption of our ongoing business and the diversion of management's attention by transition or integration issues;
- any difficulties in consolidating the acquired company's financial results with ours, in particular as a result of different accounting principles or financial reporting standards, and the adverse consequences to us of any delay in obtaining the necessary financial information for such consolidation or the impact the acquired company's financial performance has on our financial performance as a result of such consolidation;
- the failure to accurately predict how the acquired company's pipeline will convert into sales or revenues following the acquisition, as conversion rates post-acquisition may be quite different from the acquired company's historical conversion rates and can be affected by changes in business practices that we implement;
- any inability to generate revenue from the acquired company's products in an amount sufficient to offset the associated acquisition and maintenance costs, including addressing issues related to the availability of offerings on multiple platforms and from cross-selling and up-selling our products to

the acquired company's installed customer base or the acquired company's products to our installed customer base;

- the failure to adequately identify or assess significant problems, liabilities or other issues, including issues with the acquired company's technology or intellectual property, product quality, data security, privacy practices, accounting practices, employees, customers or partners, regulatory compliance, or legal or financial contingencies, particularly when the acquired company operates in international jurisdictions.

For example, we began consolidating the financial results of Heiler Software with ours in November 2012. Due to the complexity and scope of the Heiler Software transaction, the foregoing risks may be exacerbated, in particular if further integration measures are more complex or take longer than anticipated. We may not be successful in overcoming these risks or any other problems encountered in connection with our acquisitions or investments. To the extent that we are unable to successfully manage these risks, our business, operating results, or financial condition could be adversely affected, and the price of our common stock could decline.

In addition, the consideration paid in connection with an investment or acquisition also affects our financial results. If we should proceed with one or more significant acquisitions in which the consideration includes cash, we could be required to use a substantial portion of our available cash to consummate any such acquisition. To the extent that we issue shares of stock or other rights to purchase stock, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in our incurring additional taxes, unforeseen or higher than expected costs, debt, material one-time write-offs, or purchase accounting adjustments including the write-down of deferred revenue and restructuring charges. They may also result in recording goodwill and other intangible assets in our financial statements which may be subject to future impairment charges or ongoing amortization costs, thereby reducing future earnings. In addition, from time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as incurring expenses that may impact operating results.

***If our products are unable to interoperate with hardware and software technologies developed and maintained by third parties that are not within our control, our ability to develop and sell our products to our customers could be adversely affected, which would result in harm to our business and operating results.***

Our products are designed to interoperate with and provide access to a wide range of third-party developed and maintained hardware and software technologies, which are used by our customers. The future design and development plans of the third parties that maintain these technologies are not within our control and may not be in line with our future product development plans. We may also rely on such third parties, particularly certain third-party developers of database and application software products, to provide us with access to these technologies so that we can properly test and develop our products to interoperate with the third-party technologies. These third parties may in the future refuse or otherwise be unable to provide us with the necessary access to their technologies. In addition, these third parties may decide to design or develop their technologies in a manner that would not be interoperable with our own. The continued consolidation in the enterprise software market may heighten these risks. Furthermore, our expanding product line, including our combination of products delivered on a comprehensive, unified and open data integration platform makes maintaining interoperability more difficult as various products may have different levels of interoperability and compatibility, which may change from version to version. If any of the situations described above were to occur, we would not be able to continue to market our products as interoperable with such third-party hardware and software, which could adversely affect our ability to successfully sell our products to our customers.

***If the market in which we sell our products and services does not grow as we anticipate, we may not be able to increase our revenues at an acceptable rate of growth, and the price of our common stock could decline.***

The market for software products that enable more effective business decision making by helping companies aggregate and utilize data stored throughout an organization continues to change. While we believe that the traditional use of our technology in data warehousing applications is still growing, we expect most of our growth to come from the emerging market for broader data integration, which includes data migration, data consolidation, data synchronization, master data management, B2B data exchange, information lifecycle management, cloud data integration, and data quality projects. The use of packaged software solutions to address the needs of the broader data integration and data quality markets is relatively new and is still emerging. Our customers or prospective customers may:

- not fully value the benefits of using our products;
- not achieve favorable results using our products;
- use their IT budgets for other products that have priority over our products;
- defer or decrease product purchases due to the macroeconomic uncertainty and global economic conditions;
- experience technical difficulties in implementing our products; or
- use alternative methods to solve the problems addressed by our products.

If this market does not grow as we anticipate, we would not be able to sell as much of our software products and services as we currently expect, which could result in a decline in the price of our common stock.

***We rely on the sale of a limited number of products, and if these products or new products do not achieve and/or maintain broad market acceptance, our revenues would be adversely affected.***

Historically, a significant portion of our revenues have been derived from our data integration products such as PowerCenter and PowerExchange and related services. We expect sales of our data integration software and related services to comprise a significant portion of our revenues for the foreseeable future. If any of these products does not maintain market acceptance, our revenues and stock price could decrease.

More recently, we have broadened our platform with additional products in the areas of MDM, B2B data exchange, application information lifecycle management, complex event processing, ultra messaging, and cloud data integration. The introduction of products beyond our traditional data integration products such as PowerCenter and PowerExchange may result in increased competition and may not be successful, and early stage interest and adoption of these new products may not result in long term success or significant revenue. In addition, in order to enable our sales personnel and our external distribution channel to sell these new products effectively, we have continued to invest resources in training programs on new product functionalities, key differentiators, and key business values. Our efforts to expand beyond our traditional data integration products may not succeed and new products may not achieve market acceptance. If these new products do not achieve market acceptance, our revenues could be adversely affected and our revenue growth rate and stock price could decrease. Market acceptance of our products could be affected if, among other things, competition substantially increases in the enterprise data integration market or transactional applications suppliers integrate their products to such a degree that the utility of the data integration functionality that our products provide is minimized or rendered unnecessary.

***If we are unable to successfully respond to technological advances and evolving industry standards, we could experience a reduction in our future product sales, which would cause our revenues to decline.***

The market for our products is characterized by continuing technological development, the emergence of new technologies, evolving industry standards, changing customer needs, and frequent new product introductions and enhancements. The introduction of products by our direct competitors or others incorporating new technologies, the emergence of new industry standards, or changes in customer requirements could render our existing products obsolete, unmarketable, or less competitive. In addition, industry-wide adoption or increased use of hand-coding, open source standards or other uniform open standards across heterogeneous applications could minimize the importance of the integration functionality of our products and materially adversely affect the competitiveness and market acceptance of our products. Furthermore, the standards on which we choose to develop new products or enhancements may not allow us to compete effectively for business opportunities.

Our success depends upon our ability to enhance existing products, to respond to changing customer requirements, and to develop and introduce in a timely manner new products that keep pace with technological and competitive developments and emerging industry standards. We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. As a result, in the past, some of our customers deferred purchasing our products until the next upgrade was released. Future delays or problems in the installation or implementation of our new releases may cause customers to forgo purchases of our products and purchase those of our competitors instead. Additionally, even if we are able to develop new products and product enhancements, we cannot ensure that they will achieve market acceptance.

***Any significant defect in our products could cause us to lose revenue and expose us to product liability claims.***

The software products we offer are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain errors or defects, especially when first introduced. These defects and errors could cause damage to our reputation, loss of revenue, product returns, order cancellations, or lack of market acceptance of our products. As the use of our products, including products recently acquired or developed, expands to more sensitive, secure, or mission critical uses by our customers, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our products fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software products to fix these defects or errors, which could require us to allocate significant customer support resources to address these problems.

Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provisions contained in our license agreements may not be effective as a result of existing or future national, federal, state, or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any product liability claims to date, the sale and support of our products entail the risk of such claims, which could be substantial in light of the use of our products in enterprise-wide environments. In addition, our insurance against product liability may not be adequate to cover a potential claim.

***We are currently facing and may face future intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.***

As is common in the software industry, we have received and may continue from time to time receive notices from third parties claiming infringement by our products of third-party patent and other proprietary rights. As the number of software products in our target markets increases and the functionality of these products further overlaps, we may become increasingly subject to claims by a third party that our technology infringes such party's proprietary rights. In addition, there is a growing occurrence of patent suits being brought by organizations that use patents to generate revenue without manufacturing, promoting, or marketing products or investing in research and development in bringing products to market. These organizations have been increasingly active in the enterprise software market and have targeted whole industries as defendants. For example, in 2007, JuxtaComm Technologies filed a complaint alleging patent infringement against us and various defendants, and in 2008 and 2010, Data Retrieval Technologies LLC filed complaints alleging patent infringement against us and another company. While we settled both these matters, we continue to defend ourselves against additional claims of patent infringement.

Any claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could adversely affect our business, financial condition, and operating results. Although we do not believe that we are currently infringing any proprietary rights of others, additional legal action claiming patent infringement could be commenced against us. We may not prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. The potential effects on our business that may result from third-party infringement claims include the following:

- we could be and have been obligated to incur significant legal costs and expenses defending the patent infringement suit;
- we may be forced to enter into royalty or licensing agreements, which may not be available on terms favorable to us;
- we may be required to indemnify our customers or obtain replacement products or functionality for our customers;
- we may be forced to significantly increase our development efforts and resources to redesign our products as a result of these claims; and
- we may be forced to discontinue the sale of some or all of our products.

***If we are not able to adequately protect our proprietary rights, third parties could develop and market products that are equivalent to our own, which would harm our sales efforts.***

Our success depends upon our proprietary technology. We believe that our product development, product enhancements, name recognition, and the technological and innovative skills of our personnel are essential to establishing and maintaining a technology leadership position. We rely on a combination of patent, copyright, trademark, and trade secret rights, confidentiality procedures, and licensing arrangements to establish and protect our proprietary rights.

However, these legal rights and contractual agreements may provide only limited protection. Our pending patent applications may not be allowed or our competitors may successfully challenge the validity or scope of any of our issued patents or any future issued patents. Our patents alone may not provide us with any significant competitive advantage, and third parties may develop technologies that are similar or superior to our technology or design around our patents. Third parties could copy or otherwise obtain and use our products or technology without authorization or develop similar technology independently. We cannot easily monitor any unauthorized use of our products, and, although we are unable to determine the extent to which piracy of our software products exists, software piracy is a prevalent problem in our industry in general. We may be forced to initiate litigation to protect our proprietary rights. Litigating claims related to the enforcement of proprietary rights is very expensive and can be burdensome in terms of management time and resources, which could adversely affect our business and operating results.

The risk of not adequately protecting our proprietary technology and our exposure to competitive pressures may be increased if a competitor should resort to unlawful means in competing against us. For example, in July 2003, we settled a complaint against Ascential Software Corporation, which was subsequently acquired by IBM, in which a number of former Informatica employees recruited and hired by Ascential misappropriated our trade secrets, including sensitive product and marketing information and detailed sales information regarding existing and potential customers, and unlawfully used that information to benefit Ascential in gaining a competitive advantage against us. Although we were ultimately successful in this lawsuit, there are no assurances that we will be successful in protecting our proprietary technology from competitors in the future.

We have entered into agreements with many of our customers and partners that require us to place the source code of our products into escrow. Such agreements generally provide that such parties will have a limited, non-exclusive right to use such code if: there is a bankruptcy proceeding by or against us; we cease to do business; or we fail to meet our support obligations. Although our agreements with these third parties limit the scope of rights to use of the source code, we may be unable to effectively control such third parties' actions.

Furthermore, effective protection of intellectual property rights is unavailable or limited in various foreign countries. The protection of our proprietary rights may be inadequate and our competitors could independently develop similar technology, duplicate our products, or design around any patents or other intellectual property rights we hold.

***A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results.***

We make significant efforts to maintain the security and integrity of our product source code and computer systems. There appears to be an increasing number of computer "hackers" developing and deploying a variety of destructive software programs (such as viruses, worms, and other malicious software programs) that could attack our products and computer systems, including our internal network. Despite significant efforts to create security barriers to such programs, it is virtually impossible for us to entirely mitigate this risk. Like all software products, our software is vulnerable to such attacks. The impact of such an attack could disrupt the proper functioning of our software products, cause errors in the output of our customers' work, allow unauthorized access to sensitive, proprietary or confidential information of ours or our customers and other destructive outcomes. If this were to occur, our reputation may suffer, customers may stop buying our products, we could face lawsuits and potential liability and our financial performance could be negatively affected. In addition, we may need to devote more resources to address security vulnerabilities in our products, and the cost of addressing these vulnerabilities could reduce our operating margins. If we do not address security vulnerabilities or otherwise provide adequate security features in our products, certain customers, particularly government and other public sector customers, may delay or stop purchasing our products.

***A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.***

Sales to U.S. and foreign federal, state, and local governmental agency end-customers have accounted for a portion of our revenue, and we may in the future increase sales to government entities. However, government entities have recently announced reductions in, or experienced increased pressure to reduce, government spending. In particular, such measures have adversely affected European public sector transactions, and the recent U.S. debt issues, budget concerns, and potential delays in approving the U.S. budget may adversely impact future U.S. public sector transactions. Such budgetary constraints or shifts in spending priorities of government entities may adversely affect sales of our products and services to such entities. In addition, sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will successfully sell our products to such governmental entity.

Government entities may require contract terms that differ from our standard arrangements. Government contracts may require the maintenance of certain security clearances for facilities and employees which can entail administrative time and effort possibly resulting in additional costs and delays. In addition, government demand and payment for our products may be more volatile as they are affected by public sector budgetary cycles, funding authorizations, and the potential for funding reductions or delays, making the time to close such transactions more difficult to predict. This risk is enhanced as the size of such sales to the government entities increases. As the use of our products, including products recently acquired or developed, expands to more sensitive, secure or mission critical uses by our government customers, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our products fail to perform as contemplated in such deployments or should we not comply with the terms of our government contracts or government contracting requirements.

Most of our sales to government entities have been made indirectly through providers that sell our products. Government entities may have contractual or other legal rights to terminate contracts with our providers for convenience or due to a default, and any such termination may adversely impact our future results of operations. For example, if the provider receives a significant portion of its revenue from sales to such governmental entity, the financial health of the provider could be substantially harmed, which could negatively affect our future sales to such provider. Governments routinely audit and investigate government contractors, and we may be subject to such audits and investigations. If an audit or investigation uncovers improper or illegal activities, including any misuse of confidential or classified information by our employees, we may be subject to civil or criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or prohibition from doing business with such government entity. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us or our employees or should our products not perform as contemplated in government deployments.

***We recognize revenue from specific customers at the time we receive payment for our products, and if these customers do not make timely payment, our revenues could decrease.***

Based on limited credit history, we recognize revenue from direct end users, resellers, distributors, and OEMs that have not been deemed creditworthy when we receive payment for our products and when all other criteria for revenue recognition have been met, rather than at the time of sale. We have seen certain customers lengthen their payment cycles as a result of the continued difficult macroeconomic environment. As our business grows, if these customers and partners do not make timely payment for our products, our revenues could decrease. If our revenues decrease, the price of our common stock may fall.

***We rely on a number of different distribution channels to sell and market our products. Any conflicts that we may experience within these various distribution channels could result in confusion for our customers and a decrease in revenue and operating margins.***

We have a number of relationships with resellers, systems integrators, and distributors that assist us in obtaining broad market coverage for our products and services. Although our discount policies, sales commission structure, and reseller licensing programs are intended to support each distribution channel with a minimum level of channel conflicts, we may not be able to minimize these channel conflicts in the future. Any channel conflicts that we may experience could result in confusion for our customers and a decrease in revenue and operating margins.

***Our effective tax rate is difficult to project, and changes in such tax rate or adverse results of tax examinations could adversely affect our operating results.***

We are a United States-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. A significant portion of our foreign earnings for the current fiscal year were earned by our

Netherlands and other European subsidiaries. Our results of operations would be adversely affected to the extent that our geographical mix of income becomes more weighted toward jurisdictions with higher tax rates and would be favorably affected to the extent the relative geographic mix shifts to lower tax jurisdictions. Any change in our mix of earnings is dependent upon many factors and is therefore difficult to predict.

The process of determining our anticipated tax liabilities involves many calculations and estimates that are inherently complex and make the ultimate tax obligation determination uncertain. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate prior to the completion and filing of tax returns for such periods. This process requires estimating both our geographic mix of income and our current tax exposures in each jurisdiction where we operate. These estimates involve complex issues, require extended periods of time to resolve, and require us to make judgments, such as anticipating the outcomes of audits with tax authorities and the positions that we will take on tax returns prior to actually preparing the returns. We also determine the need to record deferred tax liabilities and the recoverability of deferred tax assets. A valuation allowance is established to the extent recovery of deferred tax assets is not likely based on our estimation of future taxable income and other factors in each jurisdiction.

Furthermore, our overall effective income tax rate and tax expenses may be affected by various factors in our business, including acquisitions, changes in our legal structure, changes in the geographic mix of income and expenses, changes in valuation allowances, changes in tax laws and applicable accounting pronouncements and variations in the estimated and actual level of annual profits before income tax. For example, our effective tax rate has historically benefited from the U.S. research and development tax credit. As of December 31, 2012, the U.S. research and development tax credit had not been renewed, and therefore our effective tax rate for 2012 does not reflect the benefit of this tax credit. This credit was extended retroactively for 2012 and prospectively for 2013 in January of 2013. We will recognize the entire benefit of the 2012 U.S. research and development credit of approximately $2.0 million during our quarterly period ending March 31, 2013. The benefit of the 2013 U.S. research and development credit will be recognized through our overall effective tax rate over the entire year. Further, the geographic mix of income and expense is impacted by the fluctuation in exchange rates between the U.S. dollar and the functional currencies of our subsidiaries.

We are under examination by various taxing authorities covering the past several years. We may receive additional assessments from domestic and foreign tax authorities that might exceed amounts reserved by us. In the event we are unsuccessful in reducing the amount of such assessment, our business, financial condition, or results of operations could be adversely affected. Specifically, if additional taxes and/or penalties are assessed as a result of these audits, there could be a material effect on our income tax provision, operating expenses, and net income in the period or periods for which that determination is made.

***Although we believe we currently have adequate internal control over financial reporting, we are required to assess our internal control over financial reporting on an annual basis, and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.***

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX 404"), and the rules and regulations promulgated by the SEC to implement SOX 404, we are required to furnish a report in our Form 10-K regarding the effectiveness of our internal control over financial reporting. The report's assessment of our internal control over financial reporting as of the end of our fiscal year must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Management's assessment of internal control over financial reporting requires management to make subjective judgments and some of our judgments will be in areas that may be open to interpretation.

Although we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate or may not operate effectively. If we are unable to assert that our internal control over financial reporting is effective in any future period (or if our auditors are unable to provide an attestation report regarding the effectiveness of our internal controls, or qualify such report or fail to provide such report in a timely manner), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

During the past few years, our organizational structure has increased in complexity due to compliance with tax regulations and tax accounting requirements, acquisitions, and other regulatory and compliance requirements, including compliance with anti-corruption and anti-bribery laws such as the U.S. Foreign Corrupt Practices Act (the "FCPA") and the UK Bribery Act of 2010 (the "UK Bribery Act"). Further, we have expanded our presence in the Asia-Pacific region, where business practices can differ from those in other regions of the world and can create internal control risks. To address potential risks, we recognize revenue on transactions derived in this region (except for direct sales in Japan and Australia) only when the cash has been received and all other revenue recognition criteria have been met. We also have provided business practices training to our sales teams. Overall, the combination of increased structural complexity and the ever-increasing regulatory complexity make it more critical for us to attract and retain qualified and technically competent finance employees.

***We may not be able to successfully manage the growth of our business if we are unable to scale our operations and improve our internal systems, processes, and controls.***

We continue to experience growth in our customer base and operations, which may place a strain on our management, administrative, operational and financial infrastructure. We anticipate that additional investments in our infrastructure will be necessary to scale our operations and increase productivity. These additional investments will increase our costs, and may adversely affect our operating margins if we are unable to sufficiently increase revenues to cover these additional costs. If we are unable to successfully scale our operations and increase productivity, we may be unable to execute our business strategies. Also, we have substantial real estate commitments, both leased and owned, in the United States and internationally. Our business has grown in recent years through internal expansion and through acquisitions, and we expect such growth to continue. As a result, we may need to enter into additional lease commitments, expand existing facilities, or purchase new facilities or undeveloped real estate, which may adversely affect our cash flows and results of operations. For example, in February 2012 we purchased the property associated with our former corporate headquarters in Redwood City, California, for approximately $148.6 million, which reflects a purchase price of $153.2 million less a rent credit of $4.6 million. We expect to relocate our corporate headquarters to these facilities in the third quarter of 2013. In advance of this relocation, we are also moving our existing data center, currently located in our corporate headquarters, to an external third party facility.

In addition, we need to continue to improve our internal systems, processes, and controls to effectively manage our operations and growth, including our international growth into new geographies, particularly the Asia-Pacific and Latin American markets We are continually investing resources to upgrade and improve our internal systems, processes and controls in order to meet the growing requirements of our business. For example, we have recently upgraded our human resources information systems and our enterprise resource planning systems. Upgrades or improvements to our internal systems, processes, and controls may require us to implement incremental reconciliation or additional reporting measures to evaluate the effectiveness of such upgrade or improvement, or to adopt new processes or procedures in connection with the upgrade or improvement. We may not be able to successfully implement upgrades and improvements to our systems, processes, and controls in an efficient or timely manner, and we may discover deficiencies in existing systems, processes, and controls, which could adversely affect our business. We have licensed technology and utilized support services from various third parties to help us implement upgrades and improvements. We may experience difficulties in managing upgrades and improvements to our systems, processes, and controls or in connection with third-party software, which could disrupt existing customer relationships, causing us to lose customers, limit us to smaller deployments of our products, or increase our technical support costs. The support services available for such third-party technology also may be negatively affected by mergers and consolidation in the software industry, and support services for such technology may not be available to us in the future. In addition, we use both on-premise and cloud resources, and any security or other flaws in such resources could have a negative impact on our internal systems, processes, or controls.

We may also need to realign resources from time to time to more efficiently address market or product requirements. To the extent any realignment requires changes to our internal systems, processes, and controls or organizational structure, we could experience disruption in customer relationships, increases in cost, and increased employee turnover. Furthermore, as we expand our geographic presence and capabilities, we may also need to implement additional or enhance our existing systems, processes and controls to ensure compliance with U.S. and international laws.

***Changes in existing financial accounting standards or practices may adversely affect our results of operations.***

Changes in existing accounting rules or practices, including the possible conversion to unified international accounting standards, new accounting pronouncements, or varying interpretations of current accounting pronouncements could have a significant adverse effect on our results of operations or the manner in which we conduct our business. For example, the adoption of Financial Accounting Standards Board's ("FASB") Accounting Standards Codification 718, *Stock Compensation*, has had a significant adverse impact on our consolidated results of operations as it has increased our operating expenses and the number of diluted shares outstanding and reduced our operating income and diluted earnings per share. Further, we may not be able to accurately forecast the effect of stock-based compensation on our operating income, net income, and earnings per share because the underlying assumptions, including volatility, interest rate, and expected life, of the Black-Scholes-Merton option pricing model could vary over time.

In addition, the FASB is currently working together with the International Accounting Standards Board ("IASB") to converge certain accounting principles and facilitate more comparable financial reporting between companies who are required to follow generally accepted accounting principles ("GAAP") and those who are required to follow International Financial Reporting Standards ("IFRS"). These projects may result in different accounting principles under GAAP, which may have a material impact on the way in which we report financial results in areas including, but not limited to, principles for revenue recognition, lease accounting, and financial statement presentation. The SEC issued a Staff Paper on its IFRS Work Plan in July 2012, but has not yet made a determination as to whether and, if so, when and how IFRS should be incorporated into the financial reporting system for U.S. companies. A change in accounting principles from GAAP to IFRS may have a material impact on our financial statements. A change in existing financial accounting standards or practices may even retroactively adversely affect previously reported transactions. It is not clear if or when these potential changes in accounting principles may become effective or whether we have the proper systems and controls in place to accommodate such changes.

***The price of our common stock fluctuates as a result of factors other than our operating results, such as volatility in the capital markets and the actions of our competitors and securities analysts, as well as developments in our industry and changes in accounting rules.***

The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price for our common stock may be affected by a number of factors other than our operating results, including:

- volatility in the capital markets;
- the announcement of new products or product enhancements by our competitors;
- quarterly variations in our competitors' results of operations;
- changes in earnings estimates and recommendations by securities analysts;
- developments in our industry; and
- changes in accounting rules.

After periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that particular company. For example, Informatica and certain of our former officers were defendants in a purported class action complaint, which was filed on behalf of certain persons who purchased our common stock between April 29, 1999 and December 6, 2000. Such actions could cause the price of our common stock to decline.

***Our credit agreement contains certain restrictions that may limit our ability to operate our business.***

In September 2010, we entered into a credit agreement for an unsecured revolving credit facility in an amount of up to $220.0 million, with an option for us to request to increase the revolving loan commitments by an aggregate amount of up to $30.0 million with new or additional commitments, for a total credit facility of up to $250.0 million. No amounts were outstanding under the credit agreement as of December 31, 2012. The credit agreement contains affirmative and negative covenants, including covenants that may limit or restrict our ability to, among other things, incur indebtedness, grant liens, merge or consolidate, dispose of assets, make investments, make acquisitions, enter into hedging agreements, enter into certain transactions with affiliates, pay dividends or make distributions, repurchase stock, enter into restrictive agreements and enter into sale and leaseback transactions, in each case subject to certain exceptions. We are also required to maintain compliance with a consolidated leverage ratio and a consolidated interest coverage ratio. Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. The breach of any of these covenants for any reason could result in an event of default under our credit facility. If such a default occurs, all of our outstanding debt thereunder, if any, could become immediately due and payable, which could result in a default under any other outstanding debt that we may have incurred and could lead to an acceleration of the obligations related to such other outstanding debt. The existence of such a default could preclude us from borrowing funds under our credit facility. Any such default under our credit facility, if not cured or waived, could have a material adverse effect on us. If our cash is utilized to repay any outstanding debt, depending on the amount of debt outstanding, we could experience an immediate and significant reduction in working capital available to operate our business. Even if we are able to comply with all of the applicable covenants under our credit facility, the restrictions on our ability to operate our business could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions, investments and other corporate opportunities that may be beneficial to the business.

***Our investment portfolio is subject to credit and liquidity risks and fluctuations in the market value of our investments and interest rates, which may result in impairment or loss of value of our investments, an inability to sell our investments or a decline in interest income.***

We maintain an investment portfolio, which consists primarily of certificates of deposit, commercial paper, corporate notes and bonds, money market funds, time deposits, municipal securities, U.S. government and agency notes and bonds, and equity securities. Although we follow an established investment policy, which specifies credit quality standards for our investments and limits the amount of credit exposure to any single issue, issuer, or type of investment, and other criteria in order to help mitigate our exposure to interest rate and credit risk, the assets in our investment portfolio may lose value or become impaired, or our interest income may decline. We may be required to record impairment charges for other-than-temporary declines in fair market value in our investments. Future fluctuations in economic and market conditions could adversely affect the market value of our investments, and we could record additional impairment charges and lose some of the principal value of investments in our portfolio. A total loss of an investment or a significant decline in the value of our investment portfolio could adversely affect our operating results and financial condition. For information regarding interest rate risk, see "Quantitative and Qualitative Disclosures About Market Risk" in Part II, Item 7A of this Report. In addition, from time to time we make investments in private companies. Our investments in private companies are subject to risk of loss of investment capital. Some of these investments may have been made to further our strategic objectives and support our key business initiatives. Our investments in private companies are inherently risky because the markets for the technologies they have under development are typically in the early stages and may never materialize. We could lose the value of our entire investment in these companies.

***Business interruptions could adversely affect our business.***

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications or network failure, and other events beyond our control. We have prepared a detailed disaster recovery plan which includes the use of internal and external resources and will continue to expand the scope over time. Disasters or disruptions, such as the March 2011 earthquake and tsunami off the coast of Japan and the December 2006 earthquake off the coast of Taiwan, can negatively affect our operations given necessary interaction among our international facilities. For example, the December 2006 Taiwan earthquake resulted in a major fiber outage, which affected network connectivity in some of our facilities in Asia. In the event such an earthquake or any other natural disaster or man-made failure occurs, it could disrupt the operations of our affected facilities and recovery of our resources. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business.

***Delaware law and our certificate of incorporation and bylaws contain provisions that could deter potential acquisition bids, which may adversely affect the market price of our common stock, discourage merger offers, and prevent changes in our management or Board of Directors.***

Our basic corporate documents and Delaware law contain provisions that might discourage, delay, or prevent a change in the control of Informatica or a change in our management. For example, our bylaws provide that we have a classified board of directors, with each class of directors subject to re-election every three years. A classified board has the effect of making it more difficult for third parties to elect their representatives on our board of directors and gain control of Informatica. Our bylaws also contain advance notice procedures for stockholders to nominate candidates for election as directors or bring matters before a meeting of stockholders. These provisions, among others, could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

## ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

## ITEM 2. *PROPERTIES*

Our corporate headquarters are located in a leased facility in Redwood City, California and comprise approximately 159,000 square feet. The initial lease term was from December 15, 2004 to December 31, 2007 with a three-year option to renew to December 31, 2010 at fair market value. In May 2007, the Company exercised its renewal option to extend the office lease term to December 31, 2010. In May 2009, the Company amended the lease to further extend the term for an additional three years to December 31, 2013. The facility is used by our administrative, sales, marketing, product development, customer support, and services groups. In February 2012, we purchased property in Redwood City, California, consisting of two office buildings of approximately 290,000 square feet and the associated 11.6 acres of land located on four parcels, including the parcels on which the buildings are located. We previously occupied these facilities under lease arrangements as our former corporate headquarters. Currently, we do not occupy these facilities and they are leased to third parties. We expect to relocate our corporate headquarters to these facilities in the third quarter of 2013.

We also occupy additional leased facilities in the United States, including offices located in Alpharetta, Georgia; Austin and Plano, Texas; Boston, Massachusetts; Chicago and Warrenville, Illinois; New York, New York; Raleigh, North Carolina; and Reston, Virginia, which are primarily used for sales, marketing, services, and to a lesser degree, product development. Leased facilities located outside of the United States and used primarily for sales, marketing, customer support, and services include offices in Melbourne and Sydney, Australia; Sao Paulo, Brazil; Toronto, Canada; Beijing, China; Paris, France; Frankfurt and Maxdorf, Germany; Mumbai, India; Dublin, Ireland; Tel Aviv, Israel; Tokyo, Japan; Nieuwegein, the Netherlands; Lisbon, Portugal; Singapore; Seoul, South Korea; Barcelona and Madrid, Spain; and London and Maidenhead, the United Kingdom.

We also lease facilities in Hyderabad, India, Canberra City, Australia, Toronto, Canada, and St. Petersburg and Kazan, Russia where our offices are primarily used for product development. We also lease a facility in Bangalore, India, which is used primarily for product development, customer support, professional services, finance, and other operations. In addition, we lease office space throughout the world for our local sales and services needs. These leased facilities expire at various times through July 2021. We are continually evaluating the adequacy of existing facilities and additional facilities in new cities, and we believe that, if needed, suitable additional space will be available in the future on commercially reasonable terms as needed.

For additional information, see Note 15. *Commitments and Contingencies* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report.

## ITEM 3. *LEGAL PROCEEDINGS*

The information set forth in Note 16. *Litigation* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report is incorporated herein by reference.

## ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

## PART II

### ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES*

**Price Range of Common Stock**

Our common stock is listed on the NASDAQ Global Select Market under the symbol "INFA." The price range per share in the table below reflects the highest and lowest sale prices for our stock as reported by the NASDAQ Global Select Market during the last two fiscal years.

| | High | Low |
|---|---|---|
| **Year Ended December 31, 2012** | | |
| Fourth quarter | $33.63 | $24.90 |
| Third quarter | $43.37 | $27.49 |
| Second quarter | $54.15 | $40.02 |
| First quarter | $53.24 | $35.24 |
| **Year Ended December 31, 2011** | | |
| Fourth quarter | $49.64 | $36.55 |
| Third quarter | $61.15 | $36.33 |
| Second quarter | $58.66 | $51.20 |
| First quarter | $52.19 | $41.97 |

**Holders of Record**

At January 31, 2013, there were approximately 82 stockholders of record of our common stock, and the closing price per share of our common stock was $37.01. Since many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

**Dividends**

We have never declared or paid cash dividends on our common stock. Because we currently intend to retain all future earnings to finance future growth, we do not anticipate paying any cash dividends in the near future.

**Purchases of Equity Securities by the Issuer and Affiliated Purchasers**

The following table provides information about the repurchase of our common stock for the quarter ended December 31, 2012.

| Period | (1) Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (in thousands) |
|---|---|---|---|---|
| October 1 — October 31 | | | | |
| From employees(1) | — | — | — | — |
| Repurchase program(2) | 29,500 | $27.08 | 29,500 | $117,543 |
| November 1 — November 30 | | | | |
| From employees(1) | 15,937 | $27.79 | — | — |
| Repurchase program(2) | 616,695 | $27.09 | 616,695 | $100,836 |
| December 1 — December 31 | | | | |
| From employees(1) | — | — | — | — |
| Repurchase program(2) | 185,761 | $25.67 | 185,761 | $ 96,068 |
| Total | 847,893 | $26.79 | 831,956 | |

(1) The repurchases from employees represent shares cancelled in settlement of employee minimum statutory tax withholding obligations due upon the vesting of restricted stock units.

(2) Informatica repurchased shares in the fourth quarter of fiscal 2012 under its ongoing stock repurchase program. This program does not have a specific expiration date and authorizes repurchases in the open market and in private transactions. In July 2012, we announced that our Board authorized an additional $100 million increase to the program. All stock repurchased pursuant to the repurchase program in the quarter ended December 31, 2012 were purchased in open market transactions. As of December 31, 2012, Informatica had $96.1 million remaining under the program for future share repurchases. For further information about our stock repurchase program, see the subsection Convertible Senior Notes in Note 6. *Borrowings* and the subsection Stock Repurchase Plan in Note 7. *Stockholders' Equity* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report.

**Five-Year Performance Graph: 2008-2012**

The following performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Informatica under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares the cumulative total return to stockholders of Informatica's common stock with the cumulative total return of the NASDAQ Stock Market (U.S.) Index and the NASDAQ Computer and Data Processing Services Group Index. The graph assumes that $100 was invested on January 1, 2008 in Informatica's common stock and in each of the indices discussed above, including reinvestment of dividends. Historic stock performance is not necessarily indicative of future stock price performance.


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## ITEM 6. *SELECTED FINANCIAL DATA*

The following selected consolidated financial data is qualified in its entirety by, and should be read in conjunction with the consolidated financial statements and the notes thereto included in Part II, Item 8 and Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this Report. The selected consolidated statements of income data and consolidated balance sheet data as of and for each of the five years in the period ended December 31, 2012, have been derived from our audited consolidated financial statements. All share and per share amounts have been adjusted to give retroactive effect to stock splits that have occurred since our inception.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (In thousands, except per share data) | | | | |
| **Selected Consolidated Statements of Income Data:** | | | | | |
| Revenues: | | | | | |
| License | $320,982 | $353,664 | $295,110 | $214,322 | $195,769 |
| Service | 490,589 | 430,115 | 354,966 | 286,371 | 259,930 |
| Total revenues | 811,571 | 783,779 | 650,076 | 500,693 | 455,699 |
| Cost of revenues: | | | | | |
| License | 4,490 | 5,011 | 4,485 | 3,135 | 3,291 |
| Service | 126,152 | 118,941 | 100,602 | 76,549 | 80,287 |
| Amortization of acquired technology | 21,980 | 19,503 | 13,342 | 7,950 | 4,125 |
| Total cost of revenues | 152,622 | 143,455 | 118,429 | 87,634 | 87,703 |
| Gross profit | 658,949 | 640,324 | 531,647 | 413,059 | 367,996 |
| Operating expenses: | | | | | |
| Research and development | 143,607 | 132,528 | 106,043 | 78,352 | 72,522 |
| Sales and marketing | 305,682 | 278,073 | 245,498 | 192,747 | 177,339 |
| General and administrative | 63,616 | 57,373 | 46,273 | 41,449 | 37,411 |
| Amortization of intangible assets | 6,578 | 7,717 | 9,539 | 10,051 | 4,575 |
| Facilities restructuring charges (benefit) | 710 | (1,094) | 1,133 | 1,661 | 3,018 |
| Facilities restructuring and facility lease termination costs (benefit), net | 2,797 | 1,029 | 1,326 | (570) | 390 |
| Patent related litigation proceeds net of patent contingency accruals | — | — | — | — | (11,495) |
| Total operating expenses | 522,990 | 475,626 | 409,812 | 323,690 | 283,760 |
| Income from operations | 135,959 | 164,698 | 121,835 | 89,369 | 84,236 |
| Interest and other income (expense), net | 1,808 | 1,930 | (686) | 449 | 7,737 |
| Income before income taxes | 137,767 | 166,628 | 121,149 | 89,818 | 91,973 |
| Income tax provision | 44,585 | 49,133 | 34,825 | 25,607 | 35,993 |
| Net income | $ 93,182 | $117,495 | $ 86,324 | $ 64,211 | $ 55,980 |
| Basic net income per common share | $ 0.86 | $ 1.13 | $ 0.93 | $ 0.73 | $ 0.64 |
| Diluted net income per common share | $ 0.83 | $ 1.05 | $ 0.83 | $ 0.66 | $ 0.58 |
| Shares used in computing basic net income per common share | 107,874 | 103,956 | 92,361 | 87,991 | 88,109 |
| Shares used in computing diluted net income per common share | 112,089 | 112,540 | 109,083 | 103,312 | 103,278 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (In thousands) | | | | |
| **Selected Consolidated Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 190,127 | $ 316,835 | $ 208,899 | $159,197 | $179,874 |
| Short-term investments | 345,478 | 285,579 | 262,047 | 305,283 | 281,055 |
| Working capital | 389,534 | 469,861 | 169,253 | 358,435 | 371,552 |
| Total assets | 1,512,217 | 1,380,748 | 1,189,641 | 989,622 | 863,112 |
| Long-term debt | — | — | — | 201,000 | 221,000 |
| Total Informatica Corporation stockholders' equity | 1,103,105 | 992,203 | 644,982 | 483,113 | 355,955 |

## ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of the federal securities laws, particularly statements referencing our expectations relating to the productivity of our sales force, license revenues, service revenues, international revenues, deferred revenues, cost of license revenues, cost of service revenues, operating expenses, amortization of acquired technology, share-based compensation, and provision for income taxes; the growth of our customer base and customer demand for our products and services; the sufficiency of our cash balances and cash flows for the next 12 months; our stock repurchase programs; investment and potential investments of cash or stock to acquire or invest in complementary businesses, products, or technologies; the impact of recent changes in accounting standards; market risk sensitive instruments, contractual obligations; and assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "intends," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof, or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, these expectations or any of the forward-looking statements could prove to be incorrect, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to risks and uncertainties, including but not limited to the factors set forth in this Report under Part I, Item 1A. *Risk Factors*. All forward-looking statements and reasons why results may differ included in this Report are made as of the date of the filing of this Report, and we assume no obligation to update any such forward-looking statements or reasons why actual results may differ.

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing in Part II, Item 8 of this Report.

### Overview

We are the leading independent provider of enterprise data integration and data quality software and services. We generate revenues from sales of software licenses for our enterprise data integration software products, including product upgrades that are not part of post-contract services, and from sales of services, which consist of maintenance, consulting, education, and subscription services.

We receive license revenues from licensing our products under perpetual licenses directly to end users and indirectly through resellers, distributors, and OEMs in the United States and internationally. We receive service revenues from maintenance contracts, consulting services, and education services that we perform for customers that license our products either directly or indirectly. We also receive an increasing amount of service revenues from our customers and partners under subscription-based licenses for a variety of cloud and address validation offerings. Most of our international sales have been in Europe.

Revenues outside of Europe and North America comprised approximately 10% of total consolidated revenues during 2012 and have comprised less than 10% during the preceding two years.

We license our software and provide services to many industry sectors, including, but not limited to, automotive, energy and utilities, entertainment/media, financial services, healthcare, high technology, insurance, manufacturing, public sector, retail, services, telecommunications, and travel/transportation. Financial services remains our largest vertical industry sector.

In the second and third quarters of 2012, changes in our sales organization to address challenges in sales execution adversely affected our pipeline conversion rate, as well as our pipeline management capabilities and the reliability of our pipeline estimates, particularly in Europe. In addition, macroeconomic uncertainty in North America and Europe and increased competition for the allocation of our customers' IT budget dollars contributed to a delay in customer purchasing decisions and stricter customer purchasing controls and approval processes. As a result, while our total revenues in 2012 slightly increased by 4% to $811.6 million compared to $783.8 million in 2011, our license revenues decreased by 9% to $321.0 million from $353.7 million in 2011. The decline in license revenues reflected a reduced number of license transactions as a result of lower pipeline conversion rate in certain geographies and vertical sectors, partially offset by an increase in the average size of license transactions in 2012 compared to 2011. Service revenues increased by 14% year over year due to a 15% growth in maintenance revenues and a 12% increase in consulting, education, and subscription services. The maintenance revenue growth was attributable to the increased size of our installed customer base, and the increase in consulting, education, and subscription services was due to increases in subscriptions revenues and consulting revenues due to higher customer demand. Our operating income as a percentage of revenues decreased to 17% in 2012 from 21% in 2011.

Due to our dynamic market, we face both significant opportunities and challenges, and as such, we focus on the following key factors:

- ***Macroeconomic Conditions:*** The United States and many foreign economies, particularly in Europe, continue to experience uncertainty driven by varying macroeconomic conditions. Although some of these economies have shown signs of improvement, macroeconomic recovery remains uncertain and uneven. Uncertainty in the macroeconomic environment and associated global economic conditions have resulted in extreme volatility in credit, equity, and foreign currency markets, particularly with respect to the European sovereign debt markets and potential ramifications of U.S. debt issues, income tax and budget concerns, and future delays in approving the U.S. budget. Such uncertainty and associated conditions have also resulted in volatility in several of our vertical markets, particularly financial services and public sector. These conditions have also adversely affected the buying patterns of customers and our overall pipeline conversion rate, as well as our revenue growth expectations. Furthermore, we have made incremental investments in Asia-Pacific and Latin America, and have continued investing in EMEA. There are significant risks with overseas investments, and our growth prospects in these regions are uncertain.
- ***Competition:*** Inherent in our industry are risks arising from competition with existing software solutions, including solutions from IBM, Oracle, and SAP, technological advances from other vendors, and the perception of cost savings by solving data integration challenges through customer hand-coding development resources. Our prospective customers may view these alternative solutions as more attractive than our offerings. Additionally, the consolidation activity in our industry pose challenges as competitors market a broader suite of software products or solutions and bundled pricing arrangements to our existing or prospective customers. Moreover, because of current macroeconomic uncertainty, there is increased competition for the allocation of customers' IT budget dollars.

- ***Product Introductions and Enhancements:*** To address the expanding data integration and data quality needs of our customers and prospective customers, we introduce new products and technology enhancements on a regular basis, including products we acquire. The introduction of new products, integration of acquired products and enhancement of existing products, is a complex process involving inherent risks, and to which we devote significant resources. We cannot predict the impact of new or enhanced products on our overall sales and we may not generate sufficient revenues to justify their costs.

- ***Quarterly and Seasonal Fluctuations:*** Historically, purchasing patterns in the software industry have followed quarterly and seasonal trends that are likely to continue in the future. Specifically, it is normal for us to recognize a substantial portion of our new license orders in the last month of each quarter and sometimes in the last few weeks or days of each quarter, though such fluctuations are mitigated somewhat by recognition of backlog orders. In recent years, the fourth quarter has had the highest level of license revenues and license orders, and we generally had weaker demand for our software products and services in the first and third quarters of the year. The first and fourth quarters of 2012, and each quarter of 2011 followed these seasonal trends. However, license revenues in the second and third quarters of 2012 were lower as compared to the first quarter of 2012 and the second and third quarter of 2011. The uncertain macroeconomic conditions and continued changes in our sales organization make our future results more difficult to predict based on historical seasonal trends.

We focus on a number of key initiatives to address these factors and other opportunities and challenges. These key initiatives include certain cost containment measures, the strengthening of our partnerships, the broadening of our distribution capability worldwide, the enablement of our sales force and distribution channel to sell both our existing products and technologies as well as new products and technologies, the alignment of our worldwide sales and field operations with company-wide initiatives and the implementation of a more rigorous sales process, and strategic acquisitions of complementary businesses, products, and technologies. If we are unable to execute these key initiatives successfully, we may not be able to continue to grow our business at our historic growth rates.

We concentrate on maintaining and strengthening our relationships with our existing strategic partners and building relationships with additional strategic partners. These partners include systems integrators, resellers and distributors, and strategic technology partners, including enterprise application providers, database vendors, and enterprise information integration vendors, in the United States and internationally. For example, we are partners with Cloudera, Dun & Bradstreet, EMC, Hewlett-Packard, Intel, Microsoft, MicroStrategy, NetSuite, Oracle, salesforce.com, SAP, and Symantec, among others. See "Risk Factors — *We rely on our relationships with our strategic partners. If we do not maintain and strengthen these relationships, our ability to generate revenue and control expenses could be adversely affected, which could cause a decline in the price of our common stock*" in Part I, Item 1A of this Report.

We have broadened our distribution efforts, and we have continued to expand our sales both in terms of traditional data warehousing products and more strategic data integration solutions beyond data warehousing, including enterprise data integration, data quality, master data management, B2B data exchange, application information lifecycle management, complex event processing, ultra messaging, and cloud data integration. We also operate the Informatica Marketplace, which allows buyers and sellers to share and leverage data integration solutions. To address the risks of introducing new products or enhancements to our existing products, we have continued to invest in programs to help train our internal sales force and our external distribution channel on new product functionalities, key differentiators, and key business values. These programs include user conferences for customers and partners, our annual sales kickoff conference for all sales and key marketing personnel, "webinars" and other informational seminars and materials for our direct sales force and indirect distribution channel, in-person technical seminars for our pre-sales consultants, the building of product demonstrations, and creation and distribution of targeted marketing collateral.

We continue to implement changes in our worldwide sales, marketing and field operations to address recent sales execution challenges and improve performance, particularly with respect to our pipeline generation and management capabilities, the reliability of our pipeline estimates and our pipeline conversion rates. In addition to the sales leadership transitions, we are also implementing pipeline generation and management initiatives and more rigorous sales planning and processes. Additionally, we have expanded our international sales presence in recent years by opening new offices, increasing headcount, and through acquisitions. As a result of this international expansion, as well as the increase in our direct sales headcount in the United States, our sales and marketing expenses have increased. In the long term, we expect these investments to result in increased revenues and productivity and ultimately higher profitability. As we continue to implement further changes, we may experience increased sales force turnover and additional disruption to our ongoing operations. These changes may also take longer to implement than expected, which may adversely affect our sales force productivity. If we experience an increase in sales personnel turnover, do not achieve expected increases in our sales pipeline, experience a decline in our sales pipeline conversion ratio, or do not achieve increases in sales productivity and efficiencies from our new sales personnel as they gain more experience, then it is unlikely that we will achieve our expected increases in revenue, sales productivity, or profitability.

For further discussion regarding these and related risks, see *Risk Factors* in Part I, Item 1A of this Report.

**Critical Accounting Policies and Estimates**

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States, which require us to make estimates, judgments, and assumptions. We believe that the estimates, judgments, and assumptions upon which we rely are reasonable based upon information available to us at the time that these assumptions, judgments, and estimates are made. These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Any material differences between these estimates and actual results will impact our consolidated financial statements. On a regular basis, we evaluate our estimates, judgments, and assumptions and make changes accordingly. We also discuss our critical accounting estimates with the Audit Committee of the Board of Directors. We believe that the estimates, judgments, and assumptions involved in the accounting for revenue recognition, facilities restructuring charges, income taxes, impairment of goodwill and intangible assets, business combinations, share-based compensation, and allowance for doubtful accounts have the greatest potential impact on our consolidated financial statements, so we consider these to be our critical accounting policies. We discuss below the critical accounting estimates associated with these policies. Historically, our estimates, judgments, and assumptions relative to our critical accounting policies have not differed materially from actual results. See Note 2. *Summary of Significant Accounting Policies* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report for further information on our significant accounting policies.

***Revenue Recognition***

We recognize revenue in accordance with GAAP prescribed for the software industry. The accounting rules related to revenue recognition are complex and are affected by interpretations of such rules. These rules and their interpretations are often subject to change. Consequently, the revenue recognition process requires management to make significant judgments; for example, to determine if collectability is probable.

We derive revenues from software license fees, maintenance fees (which entitle the customer to receive product support and unspecified software updates), professional services, consisting of consulting and education services, and other revenues, primarily consisting of subscriptions for address validation and cloud services. We follow the appropriate revenue recognition rules for each type of revenue. The basis for recognizing software license revenue is determined by ASC 985-605, *Software Revenue Recognition*, ASC 605-35, *Revenue Recognition for Construction-Type and Production-Type Contracts*, and the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") 104, *Revenue Recognition,* which is discussed in the subsection *Revenue Recognition* in Note 2. *Summary of Significant Accounting Policies* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report. Substantially all of our software licenses are perpetual licenses under which the customer acquires the perpetual right to use the software as provided and subject to the conditions of the license agreement. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. In applying these criteria to revenue transactions, we must exercise judgment and use estimates to determine the amount of software, maintenance, and professional services revenue to be recognized at each period.

We assess whether fees are fixed or determinable prior to recognizing revenue. We must make interpretations of our customer contracts and exercise judgments in determining if the fees associated with a license arrangement are fixed or determinable. We consider factors including extended payment terms, financing arrangements, the category of customer (end-user customer or reseller), rights of return or refund, and our history of enforcing the terms and conditions of customer contracts. If the fee due from a customer is not fixed or determinable due to extended payment terms, revenue is recognized when payment becomes due or upon cash receipt, whichever is earlier. We require evidence of sell-through from resellers and distributors for order acceptance. We then recognize revenue from resellers and distributors upon shipment if all other revenue recognition criteria are met, which in substantially all cases is when cash is collected or when the reseller or distributor is deemed credit-worthy based on their payment history and credit profile to conclude that collectability is probable. Further, we make judgments in determining the collectability of the amounts due from our customers that could possibly impact the timing of revenue recognition. We assess credit worthiness and collectability, and when a customer is not deemed credit worthy, revenue is recognized when payment is received.

Our software license arrangements include the following multiple elements: license fees from our core software products and/or product upgrades that are not part of post-contract services, maintenance fees, consulting, and/or education services. We use the residual method to recognize license revenue upon delivery when the arrangement includes elements to be delivered at a future date and vendor-specific objective evidence ("VSOE") of fair value exists to allocate the fee to the undelivered elements of the arrangement. VSOE is based on the price charged when an element is sold separately. If VSOE does not exist for any undelivered software product element of the arrangement, all revenue is deferred until all elements have been delivered, or VSOE is established. If VSOE does not exist for any undelivered services elements of the arrangement, all revenue is recognized ratably over the period that the services are expected to be performed. We are required to exercise judgment in determining if VSOE exists for each undelivered element.

Consulting services, if included as part of the software arrangement, generally do not require significant modification or customization of the software. If, in our judgment, the software arrangement includes significant modification or customization of the software, then software license revenue is recognized as the consulting services revenue is recognized.

Consulting revenues are primarily related to implementation of services and product configurations. These services are performed on a time-and-materials basis and, occasionally, on a fixed-fee basis. Revenue is generally recognized as these services are performed. If uncertainty exists about our ability to complete the project, our ability to collect the amounts due, or in the case of fixed-fee consulting arrangements, our ability to estimate the remaining costs to be incurred to complete the project, revenue is deferred until the uncertainty is resolved.

Other revenues, primarily consisting of subscriptions for address validation and cloud services, are recognized as the services are delivered.

Multiple contracts with a single counterparty executed within close proximity of each other are evaluated to determine if the contracts should be combined and accounted for as a single arrangement.

We recognize revenues net of applicable sales taxes, financing charges that we have absorbed, and amounts retained by our resellers and distributors, if any. Our agreements do not permit returns, and historically we have not had any significant returns or refunds; therefore, we have not established a sales return reserve at this time.

*Multiple Element Arrangements — Nonsoftware Arrangements or Arrangements with Software and Nonsoftware Elements*

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements*, which amended the accounting standards applicable to revenue recognition for multiple-deliverable revenue arrangements that are outside the scope of industry-specific software revenue recognition guidance. The new guidance amends the criteria for allocating the consideration in multiple-deliverable revenue arrangements by establishing a selling price hierarchy. The selling price used for each deliverable will be based on VSOE if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The guidance also eliminates the use of the residual method of allocation and requires that the arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method.

We adopted this guidance on a prospective basis on January 1, 2011, and therefore, it is applicable to relevant revenue arrangements entered into or materially modified on or after that date.

Our multiple-element arrangements are primarily software or software-related, which are excluded from the new guidance. Multiple-element arrangements that include non-software related elements and software or software-related elements, which are included in the new guidance, are not material to date.

For multiple element arrangements that include software and non-software related elements, for example, on-site software licenses sold together with subscriptions for our cloud and hosted address validation services, we allocate revenue to each software and non-software element as a group based upon the relative selling price of each in accordance with the selling price hierarchy, which includes (i) VSOE if available, (ii) TPE if VSOE is not available, and (iii) ESP if neither VSOE nor TPE is available. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. The manner in which we account for multiple element arrangements that contain only software and software-related elements remains unchanged.

In certain limited instances, we are not able to establish VSOE for all deliverables in an arrangement with multiple elements. This may be due to the infrequent selling of each element separately, not pricing products or services within a narrow range, or only having a limited sales history. When VSOE cannot be established, we attempt to establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately.

When we are unable to establish a selling price using VSOE or TPE, we use ESP in our allocation of the arrangement consideration. We determine ESP for a product or service by considering both market conditions and entity-specific factors. This includes, but is not limited to, geographies, market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices.

Given the nature of our transactions, which are primarily software or software-related, the adoption of this new accounting guidance did not have a significant impact on the timing and pattern of revenue recognition when applied to multiple-element arrangements. Total net revenue as reported during the year ended December 31, 2012 is materially consistent with total net revenue that would have been reported if the transaction entered into or materially modified after December 31, 2010 were subject to previous accounting guidance. The new accounting guidance for revenue recognition, if applied in the same manner to the year ended December 31, 2010, would not have had a material impact on total net revenues for the fiscal year 2010.

***Facilities Restructuring Charges***

During the fourth quarter of 2004, we recorded significant charges ("2004 Restructuring Plan") related to the relocation of our corporate headquarters, to take advantage of more favorable lease terms and reduce our operating expenses. The accrued restructuring charges represent the net present value of lease obligations and estimated broker commissions and other costs (principally leasehold improvements and asset write-offs), partially offset by actual and estimated gross sublease income, which is net of estimated broker commissions and tenant improvement allowances, expected to be received over the remaining lease terms. In addition, we significantly increased the 2001 restructuring charges ("2001 Restructuring Plan") in the third and fourth quarters of 2004 due to changes in our assumptions used to calculate the original charges as a result of our decision to relocate our corporate headquarters. In February 2012, we purchased the property associated with our former corporate headquarters in Redwood City, California for approximately $148.6 million in cash, which reflects a purchase price of $153.2 million less a rent credit of $4.6 million. As a result of the transaction, we no longer have any further commitments relating to the original lease agreements. We expect to receive rental payments from our tenants of approximately $3.0 million as the owner of the buildings, which include rental income of $1.3 million and reimbursement of certain property costs such as common area maintenance, insurance, and property taxes, through the remainder of their respective lease terms of $1.7 million.

The purchase of the buildings discharges our future lease obligations that were previously accounted for under our 2001 and 2004 Restructuring Plans. The transaction has been accounted for as a purchase of an asset that was previously subject to an operating lease in accordance with ASC 840, *Leases*. We were the sole lessee of both of these buildings. As a result, in the first quarter of 2012 we reversed our accrued facilities restructuring liability of $20.6 million, which resulted in a corresponding facilities restructuring benefit on the consolidated statement of income in accordance with ASC 420, *Exit or Disposal Cost Obligations*. We also recorded a charge of approximately $21.2 million representing the cost to terminate the operating lease in the consolidated statements of income.

Currently, we have leased our former corporate headquarters through July 2013. The estimates of lease income we expect to receive during 2013 may vary significantly depending, in part, on factors that may be beyond our control, such as the global economic downturn, time periods required to locate and contract suitable leases, and market rates at the time of leases. Future adjustments to the expected lease income could result from any default by a lessor, which could impact the time period that the buildings will be vacant, expected lease rates, and expected lease terms.

See Note 4. *Property and Equipment* and Note 11. *Facilities Restructuring Charges* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report for a further discussion.

### *Accounting for Income Taxes*

We use the asset and liability method of accounting for income taxes in accordance with ASC 740, *Income Taxes.* Under this method, income tax expenses or benefits are recognized for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of currently enacted tax laws. The effects of any future changes in tax laws or rates have not been taken into account.

As part of the process of preparing consolidated financial statements, we estimate our income taxes and tax contingencies in each of the tax jurisdictions in which we operate prior to the completion and filing of tax returns for such periods. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in net deferred tax assets and liabilities. We must then assess the likelihood that the deferred tax assets will be realizable, and to the extent we believe that a deferred tax asset is not likely to be realized, we must establish a valuation allowance. In assessing the need for any additional valuation allowance, we considered all the evidence available to us, both positive and negative, including historical levels of income, legislative developments, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies.

### *Accounting for Impairment of Goodwill and Intangible Assets*

We assess goodwill for impairment annually on October 31 of each year and whenever an event or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Consistent with our determination that we have only one reporting segment, we have determined that there is only one reporting unit and test goodwill for impairment at the entity level. We test goodwill using the two-step process required by ASC 350, *Intangibles — Goodwill and Other.* In the first step, we compare the carrying amount of the reporting unit to the fair value based on quoted market prices of our common stock. If the fair value of the reporting unit exceeds the carrying value, goodwill is not considered impaired and no further testing is required. If the carrying value of the reporting unit exceeds the fair value, goodwill is potentially impaired and the second step of the impairment test must be performed. In the second step, we would compare the implied fair value of the goodwill, as defined by ASC 350, to its carrying amount to determine the amount of impairment loss, if any. We performed our annual goodwill impairment tests on October 31, 2012, 2011, and 2010 and concluded that there was no impairment.

We evaluate intangible assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of an asset to the future undiscounted cash flows attributable to that asset. We measure any amount of impairment based on the difference between the carrying value and the fair value of the impaired asset. We did not recognize any impairment charges of intangible assets in 2012, 2011, and 2010.

We have made assumptions and estimates about future values and remaining useful lives which are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe that the assumptions and estimates that we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

***Business Combinations***

We record the acquired tangible and intangible assets and liabilities assumed based on their estimated fair values at the acquisition date. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition fair values of the assets acquired and the liabilities assumed. The valuation process requires management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, support obligations assumed, estimated restructuring liabilities, and pre-acquisition contingencies.

We expense transaction costs and restructuring expenses related to the acquisition as incurred and identify pre-acquisition contingencies and determine their respective fair values as of the end of the measurement period. We record any adjustments to pre-acquisition contingencies in our operating results in the period in which the adjustment is determined. Furthermore, any adjustments to estimates of acquisition related tax contingencies are recorded to goodwill during the measurement period and in our operating results after the conclusion of the measurement period. Moreover, we identify in-process research and development costs, determine their respective fair values and classify them as an indefinite lived intangible asset until the asset is put to use or deemed to be impaired.

Accounting for business combinations requires management to make significant estimates and assumptions. Although we believe the estimates and assumptions that we have made are reasonable and appropriate, they are based in part on historical experience and information obtained from management of the acquired companies and are inherently uncertain. The following are some of the examples of critical estimates that we have applied in our acquisitions:

- future expected cash flows from software license sales, support agreements, consulting contracts, other customer contracts, and acquired developed technologies and patents;
- expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed;
- the acquired company's brand and competitive position as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio; and
- discount rates.

Unanticipated events and circumstances may occur that may affect the accuracy of our estimates and assumptions.

In connection with our acquisitions, we estimate the fair value of the support obligations assumed. The estimated fair value of the support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the support obligations are based on the historical costs related to fulfilling the obligations. The sum of these costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligations.

***Share-Based Compensation***

We account for share-based compensation in accordance with the provisions of ASC 718, *Stock Compensation*. Share-based awards granted include stock options, restricted stock units ("RSUs"), and stock purchased under our Employee Stock Purchase Plan ("ESPP"). Share-based compensation expense is measured at the grant date based on the fair value of the awards and is recognized as an expense ratably on a straight line basis over its requisite service period. It requires a certain amount of judgment to select the appropriate fair value model and calculate the fair value of share-based awards, including estimating stock price volatility and expected life. Further, estimates of forfeiture rates could shift share-based compensation expense from one period to the next.

We have estimated the expected volatility as an input into the Black-Scholes-Merton valuation formula when assessing the fair value of options granted. Our current estimate of volatility is based upon a blend of average historical and market-based implied volatilities of our stock price. Our volatility rates were 39-48%, 35-43%, and 34-39% for 2012, 2011, and 2010, respectively. To the extent that the volatility rate in our stock price increases in the future, our estimates of the fair value of options granted will increase accordingly. We derived our expected life of the options that we granted in 2012 from the historical option exercises, post-vesting cancellations, and estimates concerning future exercises and cancellations for vested and unvested options that remain outstanding. We decreased our expected life estimate from 3.8 years in 2011 to 3.3 years in 2012. In addition, we apply an expected forfeiture rate in determining the amount of share-based compensation. We use historical forfeitures to estimate our future forfeiture rates. The forfeiture rate for stock options and RSUs remained at 10% for 2010, 2011 and 2012.

We believe that the estimates that we have used for the calculation of the variables to arrive at share-based compensation expense are reasonable and appropriate. The assumptions entered into the option valuation model we use to fair value our share-based awards are subjective estimates, and changes to these estimates will cause the fair value of our share-based awards and related share-based compensation expense that we record to vary. We will continue to monitor the historical performance of these variables and will modify our methodology and assumptions in the future as needed.

See Note 8. *Share-Based Compensation* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report for a description of the Company's share-based compensation plans and more information on the assumptions used to calculate the fair value of share-based compensation.

***Allowance for Doubtful Accounts***

The Company makes estimates as to the overall collectability of accounts receivable and provides an allowance for accounts receivable considered uncollectible. The Company specifically analyzes its accounts receivable based on historical bad debt experience, customer concentrations, customer credit-worthiness, the age of the receivable, current economic trends, and changes in its customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The Company records the adjustment in general and administrative expense.

***Recent Accounting Pronouncements***

For recent accounting pronouncements, see Note 2. *Summary of Significant Accounting Policies* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report.

**Results of Operations**

The following table presents certain financial data as a percentage of total revenues:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Revenues: | | | |
| License | 40% | 45% | 45% |
| Service | 60 | 55 | 55 |
| Total revenues | 100 | 100 | 100 |
| Cost of revenues: | | | |
| License | 1 | 1 | 1 |
| Service | 15 | 15 | 15 |
| Amortization of acquired technology | 3 | 2 | 2 |
| Total cost of revenues | 19 | 18 | 18 |
| Gross profit | 81 | 82 | 82 |
| Operating expenses: | | | |
| Research and development | 17 | 17 | 16 |
| Sales and marketing | 38 | 36 | 38 |
| General and administrative | 8 | 7 | 7 |
| Amortization of intangible assets | 1 | 1 | 2 |
| Facilities restructuring and facility lease termination costs (benefit), net | — | — | — |
| Acquisitions and other charges | — | — | — |
| Total operating expenses | 64 | 61 | 63 |
| Income from operations | 17 | 21 | 19 |
| Interest and other income (expense), net | — | — | — |
| Income before income taxes | 17 | 21 | 19 |
| Income tax provision | 6 | 6 | 6 |
| Net income | 11% | 15% | 13% |

**Revenues**

Our total revenues increased to $811.6 million in 2012 compared to $783.8 million in 2011, and $650.1 million in 2010, representing an increase of $27.8 million (or 4%) in 2012 from 2011 and an increase of $133.7 million (or 21%) in 2011 from 2010. The increase in 2012 from 2011 was primarily due to an increase in maintenance revenues as a result of growth in our customer installed base, partially offset by a decrease in license revenues as a result of reduced number of license transactions. The increase in 2011 from 2010 was due to an increase in the number of license transactions and the average sales price of those transactions, growth in our customer installed base, and revenues derived from our strategic acquisitions of complementary businesses and products. In 2012, less than 1% of our total revenues were due to revenue derived from our 2012 acquisitions.

The following table and discussion compare our revenues by type for the three years ended December 31, 2012 (in thousands, except percentages):

| | Years Ended December 31, | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2011 to 2012 | 2010 to 2011 |
| License | $320,982 | $353,664 | $295,110 | (9)% | 20% |
| Service revenues: | | | | | |
| Maintenance | 360,769 | 314,043 | 255,417 | 15% | 23% |
| Consulting, education, and other | 129,820 | 116,072 | 99,549 | 12% | 17% |
| Total service revenues | 490,589 | 430,115 | 354,966 | 14% | 21% |
| Total revenues | $811,571 | $783,779 | $650,076 | 4% | 21% |

***License Revenues***

Our license revenues were $321.0 million (or 40% of total revenues) in 2012 compared to $353.7 million (or 45% of total revenues) in 2011, and $295.1 million (or 45% of total revenues) in 2010, representing a decline of $32.7 million (or 9%) in 2012 from 2011, and a growth of $58.6 million (or 20%) in 2011 from 2010. The decrease in license revenues in 2012 from 2011 was primarily due to a decrease in the number of license transactions as a result of a decline in our pipeline conversion rate, and due to the factors discussed above in the "Overview" section. However, we experienced an increase in the average transaction size of license orders. The increase in license revenues in 2011 from 2010 was primarily due to an increase in the average transaction size of license orders, resulting in growth of license revenues across all major geographic regions.

The number of transactions greater than $1.0 million decreased to 65 in 2012 from 66 in 2011 and increased from 53 in 2010. The total number of new customers that we added in 2012, 2011, and 2010, including the number of customers added through acquisitions, was 280, 351, and 351, respectively. We had license revenue transactions with 1,209 existing customers in 2012 compared to 1,331 and 1,292 in 2011 and 2010, respectively.

We offer two types of upgrades: (1) upgrades that are not part of the post-contract services for which we charge customers an additional fee, and (2) upgrades that are part of the post-contract services that we provide to our customers at no additional charge, when and if available. The average transaction amount for orders greater than $100,000 in 2012, including upgrades, for which we charge customers an additional fee, increased to $451,000 from $430,000 and $419,000 in 2011 and 2010, respectively.

***Service Revenues***

*Maintenance Revenues*

Maintenance revenues increased to $360.8 million (or 44% of total revenues) in 2012 from $314.0 million (or 40% of total revenues) in 2011, and $255.4 million (or 39% of total revenues) in 2010, representing growth of $46.7 million (or 15%) in 2012 from 2011, and $58.6 million (or 23%) in 2011 from 2010. The increases in maintenance revenues in 2012 and 2011 were primarily due to the increasing size of our installed customer base, including those customers acquired through our recent acquisitions. See Note 20. *Acquisitions* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report.

We expect maintenance revenues to increase in 2013 from the 2012 levels due to our growing installed customer base.

*Consulting and Education, and Other Revenues*

Consulting, education, and other revenues increased to $129.8 million (or 16% of total revenues) in 2012 from $116.1 million (or 15% of total revenues) in 2011, and $99.5 million (or 15% of total revenues) in 2010, representing growth of $13.7 million (or 12%) in 2012 from 2011, and $16.5 million (or 17%) in 2011 from 2010. The increases in consulting and education, and other revenues were primarily due to increases in subscription revenues and consulting revenues as a result of higher customer demand.

We expect our revenues from consulting and education, and other revenues to increase in 2013 from the 2012 levels due to an anticipated increase in demand for subscriptions offerings and growth in our installed base of subscription customers.

***International Revenues***

Our international revenues were $287.4 million (or 35% of total revenues) in 2012, $267.4 million (or 34% of total revenues) in 2011, and $218.8 million (or 34% of total revenues) in 2010. The increase of $19.9 million (or 7%) in 2012 from 2011 was primarily due to an increase in maintenance and consulting revenues in Europe, Asia and Latin America, partially offset by a decrease in license revenues in Europe. The increase of $48.6 million (or 22%) in 2011 from 2010 was primarily due to an increase in license and maintenance revenues in Europe.

We expect our international revenues as a percentage of total revenues in 2013 to be relatively consistent with, or increase from, the comparable 2012 levels, subject to the continued macroeconomic uncertainty in Europe.

***Potential Future Revenues (New Orders, Backlog, and Deferred Revenues)***

Our potential future revenues include backlog consisting primarily of (1) product orders (both on a perpetual and subscription basis) that have not shipped as of the end of a given quarter, (2) product orders received from certain distributors, resellers, OEMs, and end users not included in deferred revenues, where revenue is recognized after cash receipt (collectively (1) and (2) above are referred as "aggregate backlog"), and (3) deferred revenues. Our deferred revenues consist primarily of the following: (1) maintenance revenues that we recognize over the term of the contract, typically one year, (2) license product orders that have shipped but where the terms of the license agreement contain acceptance language or other terms that require that the license revenues be deferred until all revenue recognition criteria are met or recognized ratably over an extended period, (3) subscription offerings that are recognized over the period of performance as services are provided, and (4) consulting and education services revenues that have been prepaid but for which services have not yet been performed.

We typically ship products shortly after the receipt of an order, which is common in the software industry, and historically our backlog of license orders awaiting shipment at the end of any given quarter has varied. However, our backlog historically decreases from the prior quarter at the end of the first and third quarters and increases at the end of the fourth quarter. Aggregate backlog and deferred revenues at December 31, 2012 were approximately $297.1 million compared to $251.3 million at December 31, 2011. The increase in 2012 was primarily due to an increase in deferred maintenance revenues. The international portion of aggregate backlog and deferred revenues may fluctuate with changes in foreign currency exchange rates. Aggregate backlog and deferred revenues as of any particular date are not necessarily indicative of future results.

### Cost of Revenues

The following table sets forth, for the periods indicated, our cost of revenues (in thousands, except percentages):

| | Years Ended December 31, | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2011 to 2012 | 2010 to 2011 |
| Cost of license revenues | $ 4,490 | $ 5,011 | $ 4,485 | (10)% | 12% |
| Cost of service revenues | 126,152 | 118,941 | 100,602 | 6% | 18% |
| Amortization of acquired technology | 21,980 | 19,503 | 13,342 | 13% | 46% |
| Total cost of revenues | $152,622 | $143,455 | $118,429 | 6% | 21% |
| Cost of license revenues, as a percentage of license revenues | 1% | 1% | 2% | —% | (1)% |
| Cost of service revenues, as a percentage of service revenues | 26% | 28% | 28% | (2)% | —% |

#### *Cost of License Revenues*

Our cost of license revenues consists primarily of software royalties, product packaging, documentation, and production costs. Cost of license revenues was $4.5 million (or 1% of license revenues) in 2012, $5.0 million (or 1% of license revenues) in 2011, and $4.5 million (or 2% of license revenues) in 2010. The decrease of $0.5 million (or 10%) in 2012 from 2011 was primarily due to a proportional decrease in license revenues in 2012 compared to 2011. The increase of $0.5 million (or 12%) in 2011 from 2010 was primarily due to a proportional increase in license revenues in both 2011 and 2010, and a slightly lower mix of royalty bearing products in 2011.

We expect that our cost of license revenues as a percentage of license revenues in 2013 to be relatively consistent with 2012 levels.

#### *Cost of Service Revenues*

Our cost of service revenues is a combination of costs of maintenance, consulting, education, and other revenues. Our cost of maintenance revenues consists primarily of costs associated with customer service personnel expenses and royalty fees for maintenance related to third-party software providers. Cost of consulting revenues consists primarily of personnel costs and expenses incurred in providing consulting services at customers' facilities. Cost of education services revenues consists primarily of the costs of providing education classes and materials at our headquarters, sales and training offices, and customer locations. Cost of other revenues consists primarily of fees paid to third party vendors for hosting services related to our subscription services and royalties paid to postal authorities.

Cost of service revenues was $126.2 million (or 26% of service revenues) in 2012, $118.9 million (or 28% of service revenues) in 2011, and $100.6 million (or 28% of service revenues) in 2010. The increase of $7.2 million (or 6%) in 2012 from 2011 was primarily due to a $5.8 million increase in personnel related costs (including share-based compensation) and a $0.6 million increase in reimbursable expenses. The majority of these increases were driven by increased headcount in 2012 compared to 2011.

The $18.3 million (or 18%) increase in 2011 from 2010 was primarily due to an $11.4 million increase in personnel related costs (including share-based compensation), a $2.6 million increase in subcontractor fees, and a $2.3 million increase in reimbursable expenses. The majority of these increases were driven by increased demand for our consulting and education services in 2011 compared to 2010.

We expect that our cost of service revenues, in absolute dollars, to increase in 2013 from the 2012 levels, mainly due to headcount increases to support and deliver increased service revenues. We expect, however, the cost of service revenues as a percentage of service revenues in 2013 to remain relatively consistent with 2012 levels.

### *Amortization of Acquired Technology*

The following table sets forth, for the periods indicated, our amortization of acquired technology (in thousands, except percentages):

| | Years Ended December 31, | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2011 to 2012 | 2010 to 2011 |
| Amortization of acquired technology | $21,980 | $19,503 | $13,342 | 13% | 46% |

Amortization of acquired technology is the amortization of technologies acquired through business acquisitions and technology licenses. Amortization of acquired technology totaled $22.0 million, $19.5 million, and $13.3 million in 2012, 2011, and 2010, respectively. The $2.5 million (or 13%) increase in 2012 from 2011 is the result of amortization of certain technologies that we acquired from the acquisitions of ActiveBase, WisdomForce Technologies, Sand Technology, Data Scout Solutions, and TierData. The $6.2 million (or 46%) increase in 2011 from 2010 is the result of amortization of certain technologies that we acquired from the acquisitions of Siperian, 29West, and WisdomForce Technologies, which increased in 2011 from 2010.

We expect the amortization of acquired technology to be approximately $21.0 million in 2013 before the effect of any potential future acquisitions subsequent to December 31, 2012.

## Operating Expenses

### *Research and Development*

The following table sets forth, for the periods indicated, our research and development expenses (in thousands, except percentages):

| | Years Ended December 31, | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2011 to 2012 | 2010 to 2011 |
| Research and development | $143,607 | $132,528 | $106,043 | 8% | 25% |

Our research and development expenses consist primarily of salaries and other personnel-related expenses, consulting services, facilities, and related overhead costs associated with the development of new products, enhancement and localization of existing products, quality assurance, and development of documentation for our products. Research and development expenses were $143.6 million (or 17% of total revenues), $132.5 million (or 17% of total revenues), and $106.0 million (or 16% of total revenues) for the years ended December 31, 2012, 2011, and 2010, respectively. All software development costs have been expensed in the period incurred since the costs incurred subsequent to the establishment of technological feasibility have not been significant.

The $11.1 million (or 8%) increase in 2012 from 2011 was primarily due to a $9.6 million increase in personnel-related costs (including share-based compensation) as a result of increased headcount and a $1.5 million increase in general overhead costs.

The $26.5 million (or 25%) increase in 2011 from 2010 was primarily due to a $20.0 million increase in personnel-related costs (including share-based compensation) as a result of increased headcount and a $6.5 million increase in general overhead costs.

We expect research and development expenses as a percentage of total revenues in 2013 to be relatively consistent with 2012 levels.

***Sales and Marketing***

The following table sets forth, for the periods indicated, our sales and marketing expenses (in thousands, except percentages):

| | Years Ended December 31, | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2011 to 2012 | 2010 to 2011 |
| Sales and marketing | $305,682 | $278,073 | $245,498 | 10% | 13% |

Our sales and marketing expenses consist primarily of personnel costs, including commissions and bonuses, as well as costs of public relations, seminars, marketing programs, lead generation, travel, and trade shows. Sales and marketing expenses were $305.7 million (or 38% of total revenues), $278.1 million (or 36% of total revenues), and $245.5 million (or 38% of total revenues) for 2012, 2011, and 2010, respectively.

The $27.6 million (or 10%) increase from 2011 to 2012 was primarily due to a $24.1 million increase in personnel-related costs, a $2.0 million increase in general overhead costs, and a $1.5 million increase in outside services. Personnel-related costs include salaries, employee benefits, sales commissions, and share-based compensation. Sales and marketing headcount increased from 869 in 2011 to 968 in 2012. The sales and marketing expenses as a percentage of total revenues increased by 2 percentage points in 2012 compared to 2011 primarily due to an increase in headcount and personnel costs, and a decline in sales productivity in 2012.

The $32.6 million (or 13%) increase from 2010 to 2011 was primarily due to a $31.3 million increase in personnel-related costs, which include sales commissions, share-based compensation, and headcount growth from 720 in 2010 to 869 in 2011. The sales and marketing expense as a percentage of total revenues decreased by 2 percentage points in 2011 compared to 2010 mainly due to benefits of scale as our revenues increased proportionately more than our sales and marketing expenses as well as increased sales productivity.

We expect sales and marketing expenses as a percentage of total revenues in 2013 to be relatively consistent with 2012 levels. The sales and marketing expenses as a percentage of total revenues may fluctuate from one period to the next due to the timing of hiring new sales and marketing personnel, our spending on marketing programs, and the level of the commission expenditures, in each period.

*General and Administrative*

The following table sets forth, for the periods indicated, our general and administrative expenses (in thousands, except percentages):

| | Years Ended December 31, | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2011 to 2012 | 2010 to 2011 |
| General and administrative | $63,616 | $57,373 | $46,273 | 11% | 24% |

Our general and administrative expenses consist primarily of personnel costs for finance, human resources, legal, and general management, as well as professional service expenses associated with recruiting, legal, and accounting services. General and administrative expenses were $63.6 million (or 8% of total revenues), $57.4 million (or 7% of total revenues), and $46.3 million (or 7% of total revenues) for the years ended December 31, 2012, 2011, and 2010, respectively. The general and administrative expenses as percentage of total revenues increased by 1 percentage point from 2011 to 2012 and did not change from 2010 to 2011.

General and administrative expenses increased by $6.2 million (or 11%) in 2012 from 2011 due to a $4.5 million increase in personnel-related costs (including share-based compensation), a $1.3 million increase in general overhead costs, and a $0.4 million increase in the provision for doubtful accounts. The increase in personnel-related costs of $4.5 million was due to headcount growth in 2012 from 2011 and an increase of $1.3 million in share-based compensation.

General and administrative expenses increased by $11.1 million (or 24%) in 2011 from 2010. The increase over 2010 was driven by an increase in personnel-related costs (including share-based compensation) of $7.7 million, and an increase of $2.6 million in outside services. The increase in personnel-related costs of $7.7 million was due to headcount growth from 235 in 2010 to 280 in 2011 and an increase of $2.7 million in share-based compensation.

We expect general and administrative expenses as a percentage of total revenues in 2013 to be relatively consistent with the 2012 levels.

*Amortization of Intangible Assets*

The following table sets forth, for the periods indicated, our amortization of intangible assets (in thousands, except percentages):

| | Years Ended December 31, | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2011 to 2012 | 2010 to 2011 |
| Amortization of intangible assets | $6,578 | $7,717 | $9,539 | (15)% | (19)% |

Amortization of intangible assets is the amortization of customer relationships and vendor relationships acquired, trade names, covenants not to compete, and patents through prior business acquisitions. Amortization of intangible assets was $6.6 million, $7.7 million, and $9.5 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The decreases of $1.1 million in 2012 and $1.8 million in 2011 in amortization of intangible assets compared to prior years were primarily due to decreases in amortization of customer relationships.

We expect amortization of the remaining intangible assets to be approximately $7.4 million in 2013, before the impact of any amortization for any possible intangible assets acquired as part of any potential future acquisitions.

***Facilities Restructuring and Facility Lease Termination Costs (Benefit), Net***

The following table sets forth, for the periods indicated, our facilities restructuring and facility lease termination costs (benefit), net (in thousands, except percentages):

| | Years Ended December 31, | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2011 to 2012 | 2010 to 2011 |
| Facilities restructuring and facility lease termination costs (benefit), net | $710 | $(1,094) | $1,133 | (165)% | (197)% |

In February 2012, we purchased the property associated with our former corporate headquarters in Redwood City, California. As a result of the transaction, we no longer have any further commitments relating to the original lease agreements. The purchase of the buildings discharges our future lease obligations that were previously accounted for under the 2001 and 2004 Restructuring Plans. During 2012, we reversed the existing accrued facilities restructuring liability of $20.6 million and recorded a corresponding facilities restructuring benefit on the consolidated statements of income in accordance with ASC 420, *Exit or Disposal Cost Obligations*. We also recorded a charge of approximately $21.2 million representing the cost to terminate the operating lease included in facility lease termination costs, net in the consolidated statements of income. See Note 11. Facilities Restructuring Charges of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report.

In 2012, we recorded net facilities restructuring and facility lease termination costs of $0.7 million for accretion charges related to the 2004 Restructuring Plan of $0.1 million and an expense of $21.2 million related to the net cost to settle an existing lease obligation, partially offset by a benefit as a result of the reversal of the existing accrued facilities restructuring liability of $20.6 million.

In 2011, we recorded $1.1 million of restructuring benefit related to the 2004 and 2001 Restructuring Plans. This benefit included an adjustment of $2.9 million due to changes in our assumed sublease income, partially offset by a $1.7 million of accretion charges and a $0.1 million of tenant improvements amortization charges.

In 2010, we recorded $1.1 million of restructuring charges related to the 2004 and 2001 Restructuring Plans. These charges included primarily $2.4 million of accretion charges, partially offset by an adjustment of $1.5 million due to changes in our assumed sublease income.

*2004 Restructuring Plan.* Net cash payments for facilities included in the 2004 Restructuring Plan amounted to $2.4 million in 2012, $12.7 million in 2011, and $13.2 million in 2010.

*2001 Restructuring Plan.* Net cash payments for facilities included in the 2001 Restructuring Plan amounted to $0.3 million in 2012, $1.6 million in 2011, and $1.6 million in 2010.

### *Acquisitions and Other Charges*

The following table sets forth, for the periods indicated, our acquisitions and other charges (in thousands, except percentages):

| | Years Ended December 31, | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2011 to 2012 | 2010 to 2011 |
| Acquisitions and other charges | $2,797 | $1,029 | $1,326 | 172% | (22)% |

In 2012, acquisition and other charges of $2.8 million consisted of $3.3 million charges for legal, bankers' and other professional service fees which was partially offset by a $0.5 million net benefit for accretion charges, earn-out and holdback related adjustments associated with prior acquisitions.

In 2011, acquisition and other charges of $1.0 million consisted of a $0.5 million each for the additional accrual and accretion charges related to earn-outs for prior acquisitions.

In 2010, acquisition and other charges of $1.3 million consisted of $3.6 million in charges, partially offset by a $2.3 million reduction in fair value of an acquisition liability. The $3.6 million in charges include $2.2 million for legal and bankers' fees, $1.1 million for write-off of certain lease liabilities and leasehold improvements, and $0.3 million for severance payments to certain employees.

### Interest and Other Income (Expense), Net

The following table sets forth, for the periods indicated, our interest and other income (expense), net (in thousands, except percentages):

| | Years Ended December 31, | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2011 to 2012 | 2010 to 2011 |
| Interest income | $ 3,993 | $ 4,813 | $ 3,904 | (17)% | 23% |
| Interest expense | (497) | (2,126) | (6,568) | (77)% | (68)% |
| Other income (expense), net | (1,688) | (757) | 1,978 | (123)% | (138)% |
| Interest and other income (expense), net | $ 1,808 | $ 1,930 | $ (686) | (6)% | 381% |

Interest and other income (expense), net consists primarily of interest income earned on our cash, cash equivalents, and short-term investments, as well as foreign exchange transaction gains and losses, and interest expenses. Interest and other income (expense), net was $1.8 million, $1.9 million, and $(0.7) million in 2012, 2011, and 2010, respectively.

The decrease of $0.1 million (or 6%) in 2012 from 2011 was primarily due to a $0.8 million decrease in interest income due to lower average investment balances, a $0.6 million decrease in other income related to the sale of an investment in equity interest, and a $0.3 million decrease in foreign exchange gains. These amounts were partially offset by a $1.6 million decrease in interest expense associated with the redemption of the convertible notes in the first quarter of 2011.

The increase of $2.6 million (or 381%) in 2011 from 2010 was primarily due to a $4.4 million decrease in interest expense associated with the redemption of the convertible notes in the first quarter of 2011 and a $0.9 million increase in interest income primarily due to higher cash balances, which were partially offset by a $1.1 million decrease in foreign exchange gains, a $1.1 million decrease in gain from the sale of our investment in an equity interest, and a $0.6 million increase in credit facility expenses.

**Income Tax Provision**

The following table sets forth, for the periods indicated, our provision for income taxes (in thousands, except percentages):

| | Years Ended December 31, | | | Percentage Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2011 to 2012 | 2010 to 2011 |
| Income tax provision | $44,585 | $49,133 | $34,825 | (9)% | 41% |
| Effective tax rate | 32% | 29% | 29% | 3% | —% |

Our effective tax rates were 32% for 2012, and 29% each for 2011 and 2010. The effective tax rate of 32% for 2012 differed from the federal statutory rate of 35% primarily due to benefits of certain earnings from operations in lower-tax jurisdictions throughout the world, the impact of the domestic manufacturing deduction of Section 199 of the Internal Revenue Code, and the benefit of foreign tax credits, partially offset by compensation expense related to non-deductible share-based compensation, state income taxes, nondeductible acquisition related costs, and the accrual of reserves related to uncertain tax positions. The benefit of the 2012 federal research and development credit will be recognized in the first quarter of 2013 due to the timing of its enactment. If we had been able to recognize the benefit in 2012, it would have reduced the annual effective tax rate by approximately 1.5 percentage points. We expect that our tax rate will continue to be sensitive to our geographic mix of earnings. As of December 31, 2012, net undistributed earnings of our foreign subsidiaries are considered to be indefinitely reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon.

The effective tax rate of 29% for 2011 differed from the federal statutory rate of 35% primarily due to benefits of certain earnings from operations in lower-tax jurisdictions throughout the world, the impact of the domestic manufacturing deduction of Section 199 of the Internal Revenue Code, and the recognition of 2011 research and development credits, partially offset by compensation expense related to non-deductible share-based compensation, the revaluation of deferred taxes previously recorded in acquisition accounting, and the accrual of reserves related to uncertain tax positions. We had not provided for residual U.S. taxes in any of the lower-tax jurisdictions since we intended to indefinitely reinvest these earnings offshore with the exception of Israel as of December 31, 2011.

The effective tax rate of 29% for 2010 differed from the federal statutory rate of 35% primarily due to benefits of certain earnings from operations in lower-tax jurisdictions throughout the world, the recognition of 2010 research and development credits, and a prior year tax return true-up, partially offset by compensation expense related to non-deductible share-based compensation and the accrual of reserves related to uncertain tax positions. We had not provided for residual U.S. taxes in any of the lower-tax jurisdictions since we intended to indefinitely reinvest these earnings offshore.

We are a United States-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. This fact causes our tax rate to be sensitive to the geographic mix of our business. A significant portion of our foreign earnings for the current fiscal year were earned by our Netherlands and other European subsidiaries. Our results of operations would be adversely affected to the extent that our geographical mix of income becomes more weighted toward jurisdictions with higher tax rates and would be favorably affected to the extent the relative geographic mix shifts to lower tax jurisdictions. Any change in our mix of earnings is dependent upon many factors and is therefore difficult to predict.

Our effective tax rate in 2013 will be highly dependent on the result of our international operations, the execution of business combinations, the outcome of various tax audits, and the possibility of changes in tax law. For example, our effective tax rate has historically benefited from a U.S. research and development tax credit. As of December 31, 2012, the U.S. research and development tax credit had not been renewed, and therefore our effective tax rate for 2012 does not reflect the benefit of this tax credit. This credit was extended retroactively for 2012 and prospectively for 2013 in January 2013. We will recognize the entire benefit of the 2012 U.S. research and development credit of approximately $2.0 million during our quarterly period ending March 31, 2013. The benefit of the 2013 U.S. research and development credit will be recognized through our overall effective tax rate over the entire year. Further, the geographic mix of income and expense is impacted by the fluctuation in exchange rates between the U.S. dollar and the functional currencies of our subsidiaries.

ASC 740, *Income Taxes*, provides for the recognition of deferred tax assets if realization of such assets is more likely than not. In assessing the need for any additional valuation allowance in 2012, we considered all available evidence both positive and negative, including historical levels of income, legislative developments, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of this analysis for the year ended December 31, 2012, consistent with prior years, it was considered more likely than not that our non-share-based payments related deferred tax assets would be realized except for any increase to the deferred tax asset related to the California research and development credit. A valuation allowance has been recorded against this portion of the credit, even though this attribute has an indefinite life. The remaining valuation allowance is primarily related to deferred tax assets that were created through the benefit from stock option deductions on a "with" and "without" basis and recorded on the balance sheet with a corresponding valuation allowance prior to our adoption of ASC 718, *Stock Compensation*. Pursuant to ASC 718-740-25-10, the benefit of these deferred tax assets will be recorded in stockholders' equity when they are utilized on an income tax return to reduce our taxes payable, and as such, they will not impact our effective tax rate.

**Liquidity and Capital Resources**

We have funded our operations primarily through cash flows from operations and equity and debt offerings in the past. As of December 31, 2012, we had $535.6 million in available cash and cash equivalents and short-term investments. Our primary sources of cash are the collection of accounts receivable from our customers and proceeds from the exercise of stock options and stock purchased under our employee stock purchase plan. In addition, as of December 31, 2012, we had $220.0 million available for borrowing under the Credit Agreement discussed below. Our uses of cash include payroll and payroll-related expenses and operating expenses such as marketing programs, travel, professional services, and facilities and related costs. We have also used cash to purchase property and equipment, repurchase common stock from the open market to reduce the dilutive impact of stock option issuances, and acquire businesses and technologies to expand our product offerings. In February 2012, we purchased the property associated with our former corporate headquarters located in Redwood City, California, for approximately $148.6 million in cash.

The following table summarizes our cash flows for 2012, 2011, and 2010 (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Cash provided by operating activities | $ 200,501 | $174,475 | $ 131,828 |
| Cash used in investing activities | $(290,098) | $(69,155) | $(132,065) |
| Cash provided by (used in) financing activities | $ (37,784) | $ 6,965 | $ 52,786 |

*Operating Activities:* Cash provided by operating activities in 2012 was $200.5 million, representing an increase of $26.0 million from 2011. This increase resulted primarily from a $13.8 million increase in adjustments for non-cash expenses, a $37.0 million decrease in accounts receivable, and a $30.8 million decrease in prepaid expenses and other assets, which were partially offset by a $24.3 million decrease in net income, an $11.5 million decrease in accounts payable and accrued liabilities, a $10.5 million decrease in income taxes payable, and a $9.6 million decrease in accrued facilities restructuring charges. We recognized excess tax benefits from share-based compensation of $17.0 million during the year ended December 31, 2012. This amount is recorded as a use of cash in operating activities and an offsetting amount is recorded as a source of cash provided by financing activities. We made net cash payments for taxes in different jurisdictions of $31.2 million during the year ended December 31, 2012. Our "days sales outstanding" in accounts receivable decreased from 71 days at December 31, 2011 to 67 days at December 31, 2012 due to stronger collections in the fourth quarter of 2012, compared to 2011.

Cash provided by operating activities in 2011 was $174.5 million, representing an increase of $42.6 million from 2010. This increase resulted primarily from a $31.2 million increase in net income, a $7.8 million increase in adjustments for non-cash expenses, a $1.8 million increase in deferred revenues, and a $29.8 million increase in income taxes payable, which were partially offset by a $0.7 million increase in accounts receivable, a $20.8 million increase in prepaid expenses and other assets, and a $6.5 million decrease in accounts payable and accrued liabilities. We recognized excess tax benefits from share-based compensation of $30.0 million during the year ended December 31, 2011. This amount is recorded as a use of cash in operating activities and an offsetting amount is recorded as a source of cash provided by financing activities. We made net cash payments for taxes in different jurisdictions of $7.1 million during the year ended December 31, 2011. Our "days sales outstanding" in accounts receivable increased from 68 days at December 31, 2010 to 71 days at December 31, 2011 due to a higher amount of billings which occurred toward the end of 2011, compared to 2010. Deferred revenues increased primarily due to an increase in deferred maintenance revenues resulting from a larger customer base.

*Investing Activities:* Net cash used in investing activities was $290.1 million in 2012. In February 2012, we purchased the property associated with our former corporate headquarters located in Redwood City, California, for approximately $148.6 million in cash, of which $127.5 million was capitalized under property and equipment in the consolidated balance sheet, and approximately $21.2 million was recorded in our consolidated statement of income as the net cost to terminate the facility lease. We also used cash in purchases of investments of $266.1 million and acquisitions of businesses of $90.5 million, net of cash acquired. These amounts were partially offset by cash provided from the sales of investments of $119.0 million and maturities of investments of $89.4 million.

Net cash used in investing activities was $69.2 million in 2011 due to $351.0 million of purchases of investments, $33.0 million used for acquisitions of businesses and certain assets, net of cash acquired, and $12.7 million in purchases of property and equipment. These amounts were partially offset by cash provided from the maturities of investments of $208.0 million and sales of investments of $118.9 million.

Net cash used in investing activities was $132.1 million in 2010 primarily due to $347.2 million of purchases of investments and $171.3 million used for acquisitions of businesses, net of cash acquired. These amounts were partially offset by cash provided from the maturities of investments of $281.4 million and sales of investments of $108.9 million.

We acquire property and equipment in our normal course of business. The amount and timing of these purchases and the related cash outflows in future periods depend on a number of factors, including the hiring of employees, the rate of upgrade of computer hardware and software used in our business, as well as our business outlook.

We have identified our investment portfolio as "available for sale," and our investment objectives are to preserve principal and provide liquidity while maximizing yields without significantly increasing risk. We may sell an investment at any time if the credit rating of the investment declines, the yield on the investment is no longer attractive, or we need additional cash. We invest only in money market funds, time deposits, and marketable debt securities. We believe that the purchase, maturity, or sale of our investments has no material impact on our overall liquidity.

We have used cash to acquire businesses and technologies that enhance and expand our product offerings, and we anticipate that we will continue to do so in the future. Due to the nature of these transactions, it is difficult to predict the amount and timing of such cash requirements to complete such transactions. We may be required to raise additional funds to complete future acquisitions. In addition, we may be obligated to pay certain variable and deferred earn-out payments based upon achievement of certain performance targets.

In 2012, we acquired DataScout Solutions Group Limited and TierData, Inc. for an aggregate amount of $8.4 million, net of cash acquired. Approximately $1.4 million of the consideration otherwise payable to former Data Scout shareholders was held as partial security for certain indemnification obligations, and will be held back until March 2014. Approximately $1.4 million of the consideration otherwise payable to former TierData stockholders was held as partial security for certain indemnification obligations, and will be held back until March 2014. Also in 2012, we completed a takeover offer and acquired a majority interest in Heiler Software AG for an aggregate amount of $82.1 million, net of cash acquired. As of December 31, 2012, we held approximately 97.7% of the outstanding shares of Heiler Software. We intend to take further measures under German laws in order to fully integrate Heiler Software's business with ours, which we expect will be complete in late 2013.

In 2011, we acquired WisdomForce Technologies, Inc., ActiveBase Ltd., and certain assets of Sand Technology Inc. for an aggregate amount of $33.0 million, net of cash acquired. In fiscal 2010, we acquired Siperian, Inc., 29West Inc., and an additional privately-held company for an aggregate amount of $171.3 million, net of cash acquired. Approximately $1.2 million of the consideration otherwise payable to former ActiveBase stockholders was placed into an escrow fund and held as partial security for the indemnification obligations of the former ActiveBase stockholders, and $0.2 million of contingent consideration is being held back until the release of the escrow fund. The escrow fund will remain in place until July 14, 2013. Of the $6.0 million consideration paid to Sand Technology, $0.8 million was placed into an escrow fund and held as partial security for indemnification obligations and $1.0 million was held back and payable upon the achievement of certain customer-related conditions. We paid approximately $0.8 million of the $1.0 million hold back in December 2011 and we paid the remaining $0.2 million in February 2012. The escrow fund will remain in place until October 4, 2013.

In 2010, we made a $1.5 million investment in the preferred stock of a privately-held company, and during 2011 and 2012, we made additional investments in that company of $0.2 million and $0.4 million, respectively. The carrying value of this investment was $2.1 million at December 31, 2012, and it was classified as *Level 3* for fair value measurement purposes.

*Financing Activities:* Net cash used in financing activities in 2012 was $37.8 million due to repurchases and retirement of our common stock of $81.0 million, payment of contingent consideration in connection with acquisitions of $8.1 million, and withholding taxes for restricted stock units net share settlement of $6.7 million. These amounts were offset by $41.4 million of proceeds received from the issuance of common stock to option holders and participants of our ESPP program and $17.0 million of excess tax benefits from share-based compensation.

Net cash provided by financing activities in 2011 was $7.0 million due to $58.7 million of proceeds received from the issuance of common stock to option holders and participants of our ESPP program and

$30.0 million of excess tax benefits from share-based compensation. These amounts were offset by repurchases and retirement of our common stock of $74.5 million, withholding taxes for restricted stock units net share settlement of $6.2 million, and payment of contingent consideration of $1.0 million.

Net cash provided by financing activities in 2010 was $52.8 million due to the proceeds received from the issuance of common stock to option holders and participants of our ESPP program for $57.6 million and $22.9 million of excess tax benefits from share-based compensation. These amounts were offset by repurchases and retirement of our common stock for $23.8 million, withholding taxes for restricted stock units net share settlement of $2.0 million, and payment of issuance costs on the credit facility of $1.9 million.

We receive cash from the exercise of common stock options and the sale of common stock under our employee stock purchase plan ("ESPP"). Although we expect to continue to receive some proceeds from the issuance of common stock to option holders and participants of ESPP in future periods, the timing and amount of such proceeds are difficult to predict and are contingent on a number of factors, including the price of our common stock, the number of employees participating in our stock option plans and our employee stock purchase plan, and overall market conditions.

Our Board of Directors has approved a stock repurchase program for the repurchase of our common stock. Purchases can be made from time to time in the open market and will be funded from our available cash. The primary purpose of these programs is to enhance shareholder value, including to partially offset the dilutive impact of stock based incentive plans. The number of shares to be purchased and the timing of purchases are based on several factors, including the price of our common stock, our liquidity and working capital needs, general business and market conditions, and other investment opportunities. The repurchased shares are retired and reclassified as authorized and unissued shares of common stock. We may continue to repurchase shares from time to time, as determined by management as authorized by the Board of Directors.

We repurchased 2,434,647 shares for $81.0 million, 1,574,612 shares for $74.5 million, and 734,594 shares for $23.8 million in fiscal 2012, 2011, and 2010, respectively. During 2011, we repurchased $29.0 million of our Convertible Senior Notes at a cost of $27.3 million up through its redemption on March 18, 2011. We have $96.1 million available to repurchase additional shares of our common stock under this program as of December 31, 2012. See Part II, Item 5 of this Report for information regarding the number of shares purchased under the stock repurchase program.

In connection with our acquisitions, we are obligated to pay up to an additional $12.3 million for certain variable and deferred earn-out payments based upon the achievement of certain performance targets.

We believe that our cash balances and the cash flows generated by operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may be required to raise or desire additional funds for selective purposes, such as acquisitions or other investments in complementary businesses, products, or technologies, and may raise such additional funds through public or private equity or debt financing or from other sources.

Less than 24% of our cash, cash equivalents, and marketable securities are held by our foreign subsidiaries. Our intent is to permanently reinvest our earnings from foreign operations and current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed to fund operations in the United States and if U.S. tax has not already been previously provided, we would be required to accrue and pay additional U.S. taxes in order to repatriate these funds.

*Credit Agreement*

In September 2010, we entered into a Credit Agreement (the "Credit Agreement") that matures in September 2014. The Credit Agreement provides for an unsecured revolving credit facility in an amount of up to $220.0 million, with an option for us to request to increase the revolving loan commitments by an aggregate amount of up to $30.0 million with new or additional commitments, for a total credit facility of up to $250.0 million. No amounts were borrowed in 2012 and 2011. No amounts were outstanding under the Credit Agreement as of December 31, 2012, and a total of $220.0 million remained available for borrowing. The Credit Agreement contains customary representations and warranties, covenants and events of default, including the requirement to maintain a maximum consolidated leverage ratio of 2.75 to 1.00 and a minimum consolidated interest coverage ratio of 3.50 to 1.00. We were in compliance with all covenants under the Credit Agreement as of December 31, 2012. For further information, see Note 6. *Borrowings* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report.

*Contractual Obligations and Operating Leases*

The following table summarizes our significant contractual obligations, including future minimum lease payments at December 31, 2012, under non-cancelable operating leases with original terms in excess of one year, and the effect of such obligations on our liquidity and cash flows in the future periods (in thousands):

| | Payment Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | 2013 | 2014 and 2015 | 2016 and 2017 | 2018 and Beyond |
| Operating lease payments | $39,420 | $12,919 | $16,301 | $6,595 | $3,605 |
| Other obligations* | 3,817 | 1,571 | 2,034 | 212 | — |
| Total | $43,237 | $14,490 | $18,335 | $6,807 | $3,605 |

* Other purchase obligations and commitments include minimum royalty payments under license agreements and do not include purchase obligations discussed below.

The above commitment table does not include approximately $21.2 million of long-term income tax liabilities recorded in accordance with ASC 740, *Income Taxes*. We are unable to make a reasonably reliable estimate of the timing of these potential future payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes. As a result, this amount is not included in the table above. For further information, see Note 13. *Income Taxes* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report.

*Contractual Obligations*

Purchase orders or contracts for the purchase of certain goods and services are not included in the preceding table. We cannot determine the aggregate amount of such purchase orders that represent contractual obligations because purchase orders may represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current needs and are fulfilled by our vendors within short time horizons. We also enter into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty. Contractual obligations that are contingent upon the achievement of certain milestones are not included in the table above.

We estimate the expected timing of payment of the obligations discussed above based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

*Operating Leases*

We lease certain office facilities and equipment under non-cancelable operating leases. Our contractual obligations at December 31, 2012 include the lease for our current corporate headquarters office in Redwood City, California, which is from December 15, 2004 to December 31, 2013. Minimum contractual lease payments are 3.6 million for the year ending December 31, 2013.

In February 2000, we entered into lease agreements for two office buildings located at 2000 and 2100 Seaport Boulevard in Redwood City, California, which we occupied from August 2001 through December 2004 as our former corporate headquarters. These lease agreements were originally due to expire in July 2013. As a result of the 2004 Restructuring Plan, we relocated our corporate headquarters and subsequently entered into a series of sublease agreements with tenants to occupy a majority of the vacated space. These subleases expire in June and July 2013. In February 2012, we purchased the property associated with our former corporate headquarters in Redwood City, California for approximately $148.6 million in cash, which reflects a purchase price of $153.2 million less a rent credit of $4.6 million. As a result of the transaction, we will no longer have any further commitments relating to the original lease agreements. The purchase of the buildings discharges our future lease obligations that were previously accounted for under our 2001 and 2004 Restructuring Plans. See Note 11. *Facilities Restructuring Charges* and Note 15. *Commitments and Contingencies* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different.

***Off-Balance Sheet Arrangements***

We do not have any off-balance sheet financing arrangements, transactions, or relationships with "special purpose entities."

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

**Foreign Currency Exchange Rate Risk**

We market and sell our software and services through our direct sales force and indirect channel partners in North America, Europe, Middle East and Africa, Asia-Pacific, Latin America, and Russia. Accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. The functional currency of our foreign subsidiaries is their local currencies, except for Informatica Cayman Ltd., which uses the Euro as its functional currency. Our exposure to foreign exchange risk is related to the magnitude of foreign net profits and losses denominated in foreign currencies, in particular the Indian rupee, Euro and British pound sterling, as well as our net position of monetary assets and monetary liabilities held by our foreign subsidiaries in their non-functional currencies. These exposures have the potential to produce either gains or losses within our consolidated results. Our foreign operations, however, in most instances act as a natural hedge since both operating expenses as well as revenues are generally denominated in their respective local currency. In these instances, although an unfavorable change in the exchange rate of foreign currencies against the U.S. dollar will result in lower revenues when translated into U.S. dollars, the operating expenses will be lower as well.

Our earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. We use derivative instruments to manage our exposure to fluctuations in certain foreign currency exchange rates which exist as part of ongoing business operations.

### Cash Flow Hedge Activities

We have attempted to minimize the impact of certain foreign currency fluctuations through certain cash flow hedge programs. The purpose of these programs is to reduce volatility in cash flows and expenses caused by movement in certain foreign currency exchange rates, in particular the Indian rupee. Under these programs, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

In December 2010, we entered into foreign exchange forward contracts with monthly expiration dates through January 2012. In October and December 2011, we entered into additional foreign exchange forward contracts with monthly expiration dates through January 2013. In October 2012, we entered into additional foreign exchange forward contracts with monthly expiration dates through January 2014.

The table below presents the notional amounts of the foreign exchange forward contracts that we committed to purchase in the fourth quarter of 2012 for Indian rupees, which were outstanding as of December 31, 2012 (in thousands):

| | Foreign Amount | | USD Equivalent | |
|---|---|---|---|---|
| **Functional currency** | **Notional Amount Sold** | **Notional Amount Purchased** | **Notional Amount Sold** | **Notional Amount Purchased** |
| Indian rupee | — | 1,323,000 | $ — | $23,585 |
| | | | $ — | $23,585 |

We record the effective portion of changes in fair value of these cash flow hedges in accumulated other comprehensive income (loss). When the forecasted transaction occurs, we reclassify the effective portion related gain or loss on the cash flow hedge to operating expenditures. If the hedge program becomes ineffective or if the underlying forecasted transaction does not occur for any reason, or it becomes probable that it will not occur, we reclassify the gain or loss on the related cash flow hedge from accumulated other comprehensive income (loss) to other income (expense) in the consolidated statements of income.

### Balance Sheet Hedge Activities

In the second quarter of 2011, we also entered into foreign exchange contracts to hedge monetary assets and liabilities that are denominated in currencies other than the functional currency of our subsidiaries. The notional amounts of foreign currency contracts open at year end were $2.7 million to buy at December 31, 2012 and $5.0 million to sell at December 31, 2011. These foreign exchange contracts are carried at fair value and do not qualify for hedge accounting treatment and are not designated as hedging instruments. Changes in the value of the foreign exchange contracts are recognized in other income (expense) and offset the foreign currency gain or loss on the underlying monetary assets or liabilities.

The table below presents the notional amount of the non-designated foreign currency contracts as of December 31, 2012 (in thousands):

| Functional currency | Foreign Amount | | USD Equivalent | |
|---|---|---|---|---|
| | Notional Amount Sold | Notional Amount Purchased | Notional Amount Sold | Notional Amount Purchased |
| Indian rupee | — | 140,000 | $ — | $2,729 |
| | | | $ — | $2,729 |

See Note 2. *Summary of Significant Accounting* Policies, Note 9. *Accumulated Other Comprehensive Loss*, Note 10. *Derivative Financial Instruments*, and Note 15. *Commitments and Contingencies* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report for a further discussion.

**Interest Rate Risk**

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. Our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure to any single issue, issuer, or type of investment. Our investments consist of certificates of deposit, commercial paper, corporate notes and bonds, money market funds, time deposits, municipal securities, and U.S. government and agency notes and bonds. All investments are carried at market value, which approximates cost. See Note 3. *Cash, Cash Equivalents, and Short-Term Investments* of Notes to Consolidated Financial Statements in Part II, Item 8 of this Report.

The following table presents the fair value of cash equivalents and short-term investments that are subject to interest rate risk and the average interest rate as of December 31, 2012 and 2011 (dollars in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Cash equivalents and short-term investments | $364,043 | $433,214 |
| Average rate of return | 0.6% | 0.5% |

Our cash equivalents and short-term investments are subject to interest rate risk and will decline in value if market interest rates increase. As of December 31, 2012, we had net unrealized gain of $0.4 million associated with these securities. If market interest rates were to change immediately and uniformly by 100 basis points from levels as of December 31, 2012, the fair market value of the portfolio would change by approximately $3.3 million. Additionally, we have the ability to hold our investments until maturity and, therefore, we would not necessarily expect to realize an adverse impact on income or cash flows. At this time, we do not expect a significant change in our average rate of return in 2013.

**ITEM 8.** ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

The following consolidated financial statements, and the related notes thereto, of Informatica Corporation and the Reports of Independent Registered Public Accounting Firm are filed as a part of this Report.

## REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Informatica is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Informatica's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements due to human error, or the improper circumvention or overriding of internal controls. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may change over time.

Management assessed the effectiveness of Informatica's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on its assessment of internal control over financial reporting, management has concluded that, as of December 31, 2012, Informatica's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Informatica's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of Informatica's internal control over financial reporting. Its report appears immediately after this report.

/s/ SOHAIB ABBASI

Sohaib Abbasi
*Chief Executive Officer and President*
February 28, 2013

/s/ EARL FRY

Earl Fry
*Chief Financial Officer, Chief Administration Officer and EVP, Global Customer Support and Services, and Secretary*
February 28, 2013

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Informatica Corporation

We have audited Informatica Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Informatica Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Informatica Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Informatica Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Informatica Corporation and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
February 28, 2013

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Informatica Corporation

We have audited the accompanying consolidated balance sheets of Informatica Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Informatica Corporation at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Informatica Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
February 28, 2013

## INFORMATICA CORPORATION

## CONSOLIDATED BALANCE SHEETS

**(In thousands, except par value)**

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 190,127 | $ 316,835 |
| Short-term investments | 345,478 | 285,579 |
| Accounts receivable, net of allowances of $5,460 and $4,001, respectively | 171,893 | 176,066 |
| Deferred tax assets | 23,350 | 21,591 |
| Prepaid expenses and other current assets | 29,396 | 23,206 |
| Total current assets | 760,244 | 823,277 |
| Property and equipment, net | 145,474 | 16,025 |
| Goodwill | 510,121 | 432,269 |
| Other intangible assets, net | 67,260 | 64,789 |
| Long-term deferred tax assets | 24,087 | 23,037 |
| Other assets | 5,031 | 21,351 |
| Total assets | $1,512,217 | $1,380,748 |
| **Liabilities and Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 8,885 | $ 9,459 |
| Accrued liabilities | 64,475 | 58,947 |
| Accrued compensation and related expenses | 55,382 | 58,042 |
| Income taxes payable | — | 1,178 |
| Accrued facilities restructuring charges | — | 17,751 |
| Deferred revenues | 241,968 | 208,039 |
| Total current liabilities | 370,710 | 353,416 |
| Accrued facilities restructuring charges, less current portion | — | 5,543 |
| Long-term deferred revenues | 8,807 | 6,573 |
| Long-term deferred tax liabilities | 2,523 | — |
| Long-term income taxes payable | 21,195 | 16,709 |
| Other liabilities | 3,459 | 6,304 |
| Total liabilities | 406,694 | 388,545 |
| Commitments and contingencies (Note 15) | | |
| Equity: | | |
| Common stock, $0.001 par value; 200,000 shares authorized; 107,301 shares and 106,946 shares issued and outstanding at December 31, 2012 and 2011, respectively | 107 | 107 |
| Additional paid-in capital | 764,298 | 751,350 |
| Accumulated other comprehensive loss | (8,030) | (12,802) |
| Retained earnings | 346,730 | 253,548 |
| Total Informatica Corporation stockholders' equity | 1,103,105 | 992,203 |
| Noncontrolling interest | 2,418 | — |
| Total equity | 1,105,523 | 992,203 |
| Total liabilities and equity | $1,512,217 | $1,380,748 |

See accompanying notes to consolidated financial statements.

## INFORMATICA CORPORATION

## CONSOLIDATED STATEMENTS OF INCOME
**(In thousands, except per share data)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Revenues: | | | |
| License | $320,982 | $353,664 | $295,110 |
| Service | 490,589 | 430,115 | 354,966 |
| Total revenues | 811,571 | 783,779 | 650,076 |
| Cost of revenues: | | | |
| License | 4,490 | 5,011 | 4,485 |
| Service | 126,152 | 118,941 | 100,602 |
| Amortization of acquired technology | 21,980 | 19,503 | 13,342 |
| Total cost of revenues | 152,622 | 143,455 | 118,429 |
| Gross profit | 658,949 | 640,324 | 531,647 |
| Operating expenses: | | | |
| Research and development | 143,607 | 132,528 | 106,043 |
| Sales and marketing | 305,682 | 278,073 | 245,498 |
| General and administrative | 63,616 | 57,373 | 46,273 |
| Amortization of intangible assets | 6,578 | 7,717 | 9,539 |
| Facilities restructuring and facility lease termination costs (benefit), net | 710 | (1,094) | 1,133 |
| Acquisitions and other charges | 2,797 | 1,029 | 1,326 |
| Total operating expenses | 522,990 | 475,626 | 409,812 |
| Income from operations | 135,959 | 164,698 | 121,835 |
| Interest income | 3,993 | 4,813 | 3,904 |
| Interest expense | (497) | (2,126) | (6,568) |
| Other income (expense), net | (1,688) | (757) | 1,978 |
| Income before income taxes | 137,767 | 166,628 | 121,149 |
| Income tax provision | 44,585 | 49,133 | 34,825 |
| Net income | $ 93,182 | $117,495 | $ 86,324 |
| Basic net income per common share | $ 0.86 | $ 1.13 | $ 0.93 |
| Diluted net income per common share | $ 0.83 | $ 1.05 | $ 0.83 |
| Shares used in computing basic net income per common share | 107,874 | 103,956 | 92,361 |
| Shares used in computing diluted net income per common share | 112,089 | 112,540 | 109,083 |

See accompanying notes to consolidated financial statements.

## INFORMATICA CORPORATION

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
**(In thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income | $93,182 | $117,495 | $86,324 |
| Other comprehensive income (loss): | | | |
| Change in foreign currency translation adjustment, net of tax benefit (expense) of $(144), $106 and $136 | 3,363 | (5,972) | (4,294) |
| Available-for-sale investments: | | | |
| Change in net unrealized gain (loss), net of tax benefit (expense) of $(244), $133 and $33 | 398 | (217) | (43) |
| Less: reclassification adjustment for net gain included in net income, net of tax expense of $(19), $(40) and $(19) | (31) | (65) | (32) |
| Net change, net of tax benefit (expense) of $(225), $173 and $52 | 367 | (282) | (75) |
| Cash flow hedges: | | | |
| Change in unrealized loss, net of tax benefit of $226, $1,534 and $80 | (368) | (2,503) | (136) |
| Less: reclassification adjustment for net (gain) loss included in net income, net of tax benefit (expense) of $865, $910 and $(35) | 1,410 | 1,485 | (57) |
| Net change, net of tax benefit (expense) of $(639), $624 and $115 | 1,042 | (1,018) | (193) |
| Total other comprehensive income (loss), net of tax effect | 4,772 | (7,272) | (4,562) |
| Total comprehensive income, net of tax effect | $97,954 | $110,223 | $81,762 |

See accompanying notes to consolidated financial statements.

## INFORMATICA CORPORATION

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
## (In thousands)

| | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Loss | Retained Earnings | Total Informatica Corporation Stockholders' Equity | Non-controlling Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| **Balances, December 31, 2009** | 90,092 | $ 90 | $434,262 | $ (968) | $ 49,729 | $ 483,113 | $ — | $ 483,113 |
| Common stock options exercised | 4,250 | 4 | 46,324 | — | — | 46,328 | — | 46,328 |
| Common stock issued under employee stock purchase plan | 625 | 1 | 11,230 | — | — | 11,231 | — | 11,231 |
| Restricted stock units vested | 290 | — | — | — | — | — | — | — |
| Withholding taxes related to restricted stock units net share settlement | (76) | — | (1,990) | — | — | (1,990) | — | (1,990) |
| Share-based compensation | — | — | 23,438 | — | — | 23,438 | — | 23,438 |
| Tax benefit of share-based compensation | — | — | 24,580 | — | — | 24,580 | — | 24,580 |
| Repurchase and retirement of common stock | (735) | (1) | (23,782) | — | — | (23,783) | — | (23,783) |
| Conversion of convertible senior notes | 15 | — | 303 | — | — | 303 | — | 303 |
| Net income | — | — | — | — | 86,324 | 86,324 | — | 86,324 |
| Other comprehensive loss | — | — | — | (4,562) | — | (4,562) | — | (4,562) |
| **Balances, December 31, 2010** | 94,461 | 94 | 514,365 | (5,530) | 136,053 | 644,982 | — | 644,982 |
| Common stock options exercised | 3,245 | 4 | 43,410 | — | — | 43,414 | — | 43,414 |
| Common stock issued under employee stock purchase plan | 498 | 1 | 15,311 | — | — | 15,312 | — | 15,312 |
| Restricted stock units vested | 407 | — | — | — | — | — | — | — |
| Withholding taxes related to restricted stock units net share settlement | (124) | (1) | (6,217) | — | — | (6,218) | — | (6,218) |
| Share-based compensation | — | — | 33,263 | — | — | 33,263 | — | 33,263 |
| Tax benefit of share-based compensation | — | — | 29,096 | — | — | 29,096 | — | 29,096 |
| Repurchase and retirement of common stock | (1,575) | (1) | (74,491) | — | — | (74,492) | — | (74,492) |
| Conversion of convertible senior notes | 10,034 | 10 | 196,613 | — | — | 196,623 | — | 196,623 |
| Net income | — | — | — | — | 117,495 | 117,495 | — | 117,495 |
| Other comprehensive loss | — | — | — | (7,272) | — | (7,272) | — | (7,272) |
| **Balances, December 31, 2011** | 106,946 | 107 | 751,350 | (12,802) | 253,548 | 992,203 | — | 992,203 |
| Common stock options exercised | 1,884 | 2 | 25,241 | — | — | 25,243 | — | 25,243 |
| Common stock issued under employee stock purchase plan | 528 | — | 16,108 | — | — | 16,108 | — | 16,108 |
| Restricted stock units vested | 535 | — | — | — | — | — | — | — |
| Withholding taxes related to restricted stock units net share settlement | (157) | — | (6,686) | — | — | (6,686) | — | (6,686) |
| Share-based compensation | — | — | 42,803 | — | — | 42,803 | — | 42,803 |
| Tax benefit of share-based compensation | — | — | 16,463 | — | — | 16,463 | — | 16,463 |
| Repurchase and retirement of common stock | (2,435) | (2) | (80,981) | — | — | (80,983) | — | (80,983) |
| Acquisition | — | — | — | — | — | — | 2,418 | 2,418 |
| Net income | — | — | — | — | 93,182 | 93,182 | — | 93,182 |
| Other comprehensive income | — | — | — | 4,772 | — | 4,772 | — | 4,772 |
| **Balances, December 31, 2012** | 107,301 | $107 | $764,298 | $ (8,030) | $346,730 | $1,103,105 | $2,418 | $1,105,523 |

See accompanying notes to consolidated financial statements.

**INFORMATICA CORPORATION**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(In thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Operating activities:** | | | |
| Net income | $ 93,182 | $ 117,495 | $ 86,324 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 12,284 | 6,274 | 6,095 |
| Share-based compensation | 42,803 | 33,263 | 23,438 |
| Deferred income taxes | (4,651) | 57 | 3,847 |
| Tax benefits from share-based compensation | 16,463 | 29,096 | 24,580 |
| Excess tax benefits from share-based compensation | (17,021) | (29,952) | (22,881) |
| Amortization of intangible assets and acquired technology | 28,558 | 27,220 | 22,881 |
| Other operating activities, net | (854) | (3,000) | (2,837) |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | 8,723 | (28,272) | (27,615) |
| Prepaid expenses and other assets | 10,593 | (20,218) | 555 |
| Accounts payable and accrued liabilities | 2,320 | 7,523 | 3,317 |
| Accrued compensation and related expenses | (4,602) | 1,692 | 12,814 |
| Income taxes payable | 1,553 | 12,860 | (16,944) |
| Accrued facilities restructuring charges | (23,977) | (14,358) | (14,789) |
| Deferred revenues | 35,127 | 34,795 | 33,043 |
| Net cash provided by operating activities | 200,501 | 174,475 | 131,828 |
| **Investing activities:** | | | |
| Purchases of property and equipment | (141,610) | (12,743) | (7,226) |
| Purchases of investments | (266,088) | (350,951) | (347,240) |
| Investment in equity interest, net | (257) | 542 | 3,324 |
| Maturities of investments | 89,381 | 118,941 | 281,422 |
| Sales of investments | 119,018 | 208,025 | 108,927 |
| Business acquisitions, net of cash acquired | (90,542) | (32,969) | (171,272) |
| Net cash used in investing activities | (290,098) | (69,155) | (132,065) |
| **Financing activities:** | | | |
| Net proceeds from issuance of common stock | 41,351 | 58,727 | 57,559 |
| Repurchases and retirement of common stock | (80,983) | (74,492) | (23,783) |
| Redemption of convertible senior notes | — | (4) | — |
| Withholding taxes related to restricted stock units net share settlement | (6,686) | (6,218) | (1,990) |
| Payment of contingent consideration | (8,050) | (1,000) | — |
| Payment of issuance costs on credit facility | — | — | (1,881) |
| Excess tax benefits from share-based compensation | 17,021 | 29,952 | 22,881 |
| Purchase of noncontrolling interest | (437) | — | — |
| Net cash provided by (used in) financing activities | (37,784) | 6,965 | 52,786 |
| Effect of foreign exchange rate changes on cash and cash equivalents | 673 | (4,349) | (2,847) |
| Net increase (decrease) in cash and cash equivalents | (126,708) | 107,936 | 49,702 |
| Cash and cash equivalents at beginning of the year | 316,835 | 208,899 | 159,197 |
| Cash and cash equivalents at end of the year | $ 190,127 | $ 316,835 | $ 208,899 |
| **Supplemental disclosures:** | | | |
| Interest paid | $ — | $ 1,251 | $ 6,030 |
| Income taxes paid, net of refunds | $ 31,218 | $ 7,119 | $ 23,342 |
| **Supplemental disclosures of non-cash investing and financing activities:** | | | |
| Unrealized gain (loss) on investments | $ 367 | $ (282) | $ (75) |
| Conversion of convertible senior notes | $ — | $ 196,623 | $ 303 |

See accompanying notes to consolidated financial statements.

## Note 1. Organization and Business

Informatica Corporation ("Informatica" or the "Company") was incorporated in California in February 1993 and reincorporated in Delaware in April 1999. The Company is the leading independent provider of enterprise data integration and data quality software and services. The Company's mission is to help organizations increase their competitive advantage by maximizing their return on data to drive their top business imperatives and information technology initiatives. The Company's software solutions enable a wide variety of complex enterprise-wide data integration initiatives through the following technologies: enterprise data integration, data quality, master data management, B2B data exchange, application information lifecycle management, complex event processing, ultra messaging, and cloud data integration.

## Note 2. Summary of Significant Accounting Policies

### *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

In November 2012, the Company acquired a majority interest in the shares of Heiler Software AG at the end of the initial acceptance period of the takeover offer. The Company has consolidated the financial results of Heiler Software AG with its financial results. The noncontrolling interest position is reported as a separate component of consolidated equity from the equity attributable to the Company's stockholders for all periods presented. The noncontrolling interest in the Company's net income was not significant to consolidated results for the periods presented and therefore has been included as a component of other income (expense), net in the consolidated statements of income.

### *Use of Estimates*

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States, which require the Company to make certain estimates, judgments, and assumptions. The Company believes that the estimates, judgments, and assumptions upon which it relies are reasonable based upon information available to it at the time that these estimates, judgments, and assumptions are made. These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Any material differences between these estimates and actual results will impact the Company's consolidated financial statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

### *Cash and Cash Equivalents*

The Company considers highly liquid investment securities with maturities of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents include money market funds, time deposits, and marketable debt securities. Cash and cash equivalents outside of marketable debt securities are stated at cost, which approximates fair value. The Company's marketable debt securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity.

*Allowance for Doubtful Accounts*

The Company makes estimates as to the overall collectability of accounts receivable and provides an allowance for accounts receivable considered uncollectible. The Company specifically analyzes its accounts receivable based on historical bad debt experience, customer concentrations, customer credit-worthiness, the age of the receivable, current economic trends, and changes in its customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The Company records the adjustment in general and administrative expense. At December 31, 2012 and 2011, the Company's allowance for doubtful accounts was $5.5 million and $4.0 million, respectively.

*Investments*

Investments are comprised of time deposits and marketable debt securities. The Company's marketable debt securities consist primarily of certificates of deposit, commercial paper, corporate notes and bonds, U.S. government and agency notes and bonds, and municipal securities with original maturities beyond 90 days. The Company's marketable debt securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity. The Company classifies all available-for-sale marketable debt securities, including those with original maturity dates greater than one year, as short-term investments. Realized gains or losses and permanent declines in value, if any, on available-for-sale securities are reported in other income (expense) as incurred. The Company recognizes realized gains and losses upon sales of investment and reclassifies unrealized gains and losses out of accumulated other comprehensive income (loss) into earnings using the specific identification method.

In accordance with ASC 320, *Investments — Debt and Equity Securities*, the Company periodically evaluates the investments for other-than-temporary impairment. The Company considers factors such as the length of time and extent to which the investment has been in a continuous unrealized loss position, the financial condition and near-term prospects of the issuer, and the Company's intent to sell, or whether it is more likely than not the Company will be required to sell the investment before recovery of the investment's amortized cost basis. The Company also considers industry analysts' reports and credit ratings in evaluating for other-than-temporary impairment. If the Company believes that an other-than-temporary decline exists, the Company will write down the investment to its fair value. During fiscal years 2012 and 2011, the Company did not consider any investments to be other-than-temporarily impaired.

The Company also has investments in privately-held companies that are accounted for under the cost method and included in other non-current assets. The carrying value of these investments was $2.1 million and $1.7 million at December 31, 2012 and 2011, respectively. The Company periodically evaluates the investments for other-than-temporary impairment. During fiscal years 2012 and 2011, the Company did not consider any investments to be other-than-temporarily impaired.

*Property and Equipment*

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Building, building improvements, and site improvements are amortized over the estimated useful life of 25 years, 10 years and 15 years, respectively. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset, which range from one to nine years. Computers and equipment and furniture and fixtures are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally one to five years.

***Software Development Costs***

The Company accounts for software development costs in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 985-20, *Costs of Software to Be Sold, Leased, or Marketed*. Software development costs are expensed as incurred until the establishment of technological feasibility, at which time those costs are capitalized until the product is available for general release to customers and amortized over the estimated life of the product. Technological feasibility is established upon completion of a working model. Through December 31, 2012, costs incurred subsequent to the establishment of technological feasibility have not been significant, and all software development costs have been charged to research and development expense in the accompanying consolidated statements of operations.

Pursuant to ASC 350-40, *Internal — Use Software,* the Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company's internal requirements and for which there are no substantive plans to market the software. The Company capitalized $2.4 million and $1.3 million of internal use software costs for the years ended December 31, 2012 and 2011.

***Goodwill and Indefinite-Lived Intangible Assets***

The Company tests goodwill and intangible assets with indefinite useful lives for impairment annually on October 31 of each year and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable in accordance with ASC 350, *Intangibles — Goodwill and Other.*

Consistent with the Company's assessment that it has only one reporting segment, the Company has determined that it has only one reporting unit and tests goodwill for impairment at the entity level. The Company tests its goodwill using the two-step process required by ASC 350. In the first step, the Company compares the carrying amount of the reporting unit to the fair value based on quoted market prices of the Company's common stock. If the fair value of the reporting unit exceeds the carrying value, goodwill is not considered impaired and no further testing is required. If the carrying value of the reporting unit exceeds the fair value, goodwill is potentially impaired and the second step of the impairment test must be performed. In the second step, the Company compares the implied fair value of the goodwill, as defined by ASC 350, to its carrying amount to determine the impairment loss, if any. Recoverability of indefinite-lived intangible assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows attributable to that asset.

The Company performed its annual goodwill and indefinite-lived intangible assets impairment tests as of October 31, 2012, 2011, and 2010 and concluded that there was no impairment.

***Impairment of Long-Lived Assets***

The Company evaluates long-lived assets, which includes amortized intangible assets and tangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of an asset to the future undiscounted cash flows attributable to that asset. The Company measures any amount of impairment based on the difference between the carrying value and the fair value of the impaired asset. The Company did not recognize any impairment charges of long-lived assets in 2012, 2011, or 2010.

***Business Combinations***

The Company records the acquired tangible and intangible assets and liabilities assumed based on their estimated fair values at the acquisition date. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition fair values of the assets acquired and the liabilities assumed. The valuation process requires management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, support obligations assumed, estimated restructuring liabilities, and pre-acquisition contingencies.

In connection with the measurement process for acquisitions, the Company estimates the fair value of the support obligations assumed. The estimated fair value of the support obligations is determined utilizing a cost build-up approach by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the support obligations are based on the historical costs related to fulfilling the obligations. The sum of these costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligations.

The Company expenses transaction costs and restructuring expenses related to the acquisition as incurred. Additionally, the Company identifies pre-acquisition contingencies and determines their respective fair values as of the end of the purchase price allocation period. Any adjustments to pre-acquisition contingencies are recorded in the Company's operating results in the period in which the adjustment is determined. Furthermore, any adjustments to estimates of acquisition related tax contingencies are recorded to goodwill during the measurement period and in the Company's operating results after the conclusion of the measurement period. Moreover, the Company identifies in-process research and development costs and classifies them as an indefinite lived intangible asset until the asset is put to use or deemed to be impaired.

***Fair Value Measurement of Financial Assets and Liabilities***

The following table summarizes financial assets and financial liabilities that the Company measures at fair value on a recurring basis as of December 31, 2012 (in thousands):

| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets: | | | | |
| Money market funds(i) | $ 18,565 | $18,565 | $ — | $ — |
| Time deposits(ii) | 17,437 | 17,437 | — | — |
| Marketable debt securities(ii) | 328,041 | — | 328,041 | — |
| Total money market funds, time deposits, and marketable debt securities | 364,043 | 36,002 | 328,041 | — |
| Foreign currency derivatives(iii) | — | — | — | — |
| Total assets | $364,043 | $36,002 | $328,041 | $ — |
| Liabilities: | | | | |
| Foreign currency derivatives(iv) | $ 408 | $ — | $ 408 | $ — |
| Acquisition-related contingent consideration(v) | 9,230 | — | — | 9,230 |
| Total liabilities | $ 9,638 | $ — | $ 408 | $9,230 |

The following table summarizes financial assets and financial liabilities that the Company measures at fair value on a recurring basis as of December 31, 2011 (in thousands):

| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets: | | | | |
| Money market funds(i) | $147,635 | $147,635 | $ — | $ — |
| Time deposits(ii) | 38,683 | 38,683 | — | — |
| Marketable debt securities(ii) | 246,896 | — | 246,896 | — |
| Total money market funds and marketable debt securities | 433,214 | 186,318 | 246,896 | — |
| Foreign currency derivatives(iii) | 702 | — | 702 | — |
| Total assets | $433,916 | $186,318 | $247,598 | $ — |
| Liabilities: | | | | |
| Foreign currency derivatives(iv) | $ 2,496 | $ — | $ 2,496 | $ — |
| Acquisition-related contingent consideration(v) | 12,872 | — | — | 12,872 |
| Total liabilities | $ 15,368 | $ — | $ 2,496 | $12,872 |

(i) Included in cash and cash equivalents on the consolidated balance sheets.

(ii) Included in either cash and cash equivalents or short-term investments on the consolidated balance sheets.

(iii) Included in prepaid expenses and other current assets on the consolidated balance sheets.

(iv) Included in accrued liabilities on the consolidated balance sheets.

(v) Included in accrued and other liabilities on the consolidated balance sheets.

*Money Market Funds, Time Deposits, Marketable Securities, and Convertible Senior Notes*

The Company uses a *market approach* for determining the fair value of all its *Level 1* and *Level 2* money market funds, time deposits, and marketable securities.

To value its money market funds and time deposits, the Company values the funds at $1 stable net asset value, which is the market pricing convention for identical assets that the Company has the ability to access.

The Company's marketable securities consist of certificates of deposit, commercial paper, corporate notes and bonds, municipal securities, and U.S. government and agency notes and bonds. To value its certificates of deposit and commercial paper, the Company uses mathematical calculations to arrive at fair value for these securities, which generally have short maturities and infrequent secondary market trades.

For example, in the absence of any observable transactions, the Company may accrete from purchase price at purchase date to face value at maturity. In the event that a transaction is observed on the same security in the marketplace, and the price on that subsequent transaction clearly reflects the market price on that day, the Company will adjust the price to the observed transaction price and follow a revised accretion schedule to determine the daily price.

To determine the fair value of its corporate notes and bonds, municipal securities, and U.S. government and agency notes and bonds, the Company uses a "consensus price" or a weighted average price for each security. Market prices for these securities are received from a variety of industry standard data providers (e.g., Bloomberg), security master files from large financial institutions, and other third-party sources. These multiple prices are used as inputs into a distribution-curve-based algorithm to determine the daily market value. Our fair value processes include controls that are designed to ensure that we record appropriate fair values for our Level 2 investments. These controls include comparison to pricing provided by another pricing service, validation of pricing sources and models, and independent recalculation of prices where appropriate.

*Foreign Currency Derivatives and Hedging Instruments*

The Company uses the *income approach* to value the derivatives using observable *Level 2* market expectations at the measurement date and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact. *Level 2* inputs are limited to quoted prices that are observable for the assets and liabilities, which include interest rates and credit risk. The Company uses mid-market pricing as a practical expedient for fair value measurements. Key inputs for currency derivatives are the spot rates, forward rates, interest rates, and credit derivative market rates. The spot rate for each currency is the same spot rate used for all balance sheet translations at the measurement date and is sourced from the Federal Reserve Bulletin. The following values are interpolated from commonly quoted intervals available from Bloomberg: forward points and the London Interbank Offered Rate ("LIBOR") used to discount and determine the fair value of assets and liabilities. Credit default swap spread curves identified per counterparty at month end in Bloomberg are used to discount derivative assets for counterparty non-performance risk, all of which have terms of thirteen months or less. The Company discounts derivative liabilities to reflect the Company's own potential non-performance risk to lenders and has used the spread over LIBOR on its most recent corporate borrowing rate.

The counterparties associated with the Company's foreign currency forward contracts are large credit-worthy financial institutions, and the derivatives transacted with these entities are relatively short in duration; therefore, the Company does not consider counterparty concentration and non-performance to be material risks at this time. Both the Company and the counterparties are expected to perform under the contractual terms of the instruments.

There were no transfers between *Level 1* and *Level 2* categories during the years ended December 31, 2012 and 2011.

See Note 9. *Accumulated Other Comprehensive Loss*, Note 10. *Derivative Financial Instruments*, and Note 15. *Commitments and Contingencies* of Notes to Consolidated Financial Statements for a further discussion.

*Acquisition-related Contingent Consideration*

The Company estimated the fair value of the acquisition-related contingent consideration using a probability-weighted discounted cash flow model. This fair value measure was based on significant inputs not observed in the market and thus represented a Level 3 instrument. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect our own assumptions in measuring fair value. There were no transfers into or out of the Level 3 category during the years ended December 31, 2012 and 2011. The change in fair value of acquisition-related contingent consideration is included in acquisitions and other charges in the consolidated statements of income.

The changes in the acquisition-related contingent consideration liability for the year ended December 31, 2012 consisted of the following (in thousands):

| | December 31, 2012 |
|---|---|
| Beginning balance as of December 31, 2011 | $12,872 |
| Additions from new acquisitions | 4,973 |
| Change in fair value of contingent consideration | (565) |
| Payment of contingent consideration | (8,050) |
| Ending balance as of December 31, 2012 | $ 9,230 |

***Fair Value of Financial Instruments, Concentrations of Credit Risk, and Credit Evaluations***

The fair value of the Company's cash, cash equivalents, short-term investments, accounts receivable, and accounts payable approximates their respective carrying amounts due to their short-term maturity.

Financial instruments, which subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents, investments in time deposits and marketable debt securities, and trade accounts receivable. The Company maintains its cash and cash equivalents and investments with financial institutions with high credit standing.

The Company performs ongoing credit evaluations of its customers, which are primarily located in the United States, Canada, and Europe, and generally does not require collateral. The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, the Company analyzes its historical collection experience and current economic trends. If the historical data it uses to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. The Company evaluates its counterparties associated with the Company's foreign exchange forward contracts at least quarterly as part of its cash flow hedge program. Since all these counterparties are large credit-worthy commercial banking institutions, the Company does not consider counterparty non-performance to be a material risk.

***Revenue Recognition***

The Company derives its revenues from software license fees, maintenance fees, professional services, consisting of consulting and education services, and other revenues, primarily consisting of subscriptions for address validation and cloud services. The Company recognizes revenue in accordance with ASC 985-605, *Software Revenue Recognition*, ASC 605-35, *Revenue Recognition for Construction-Type and Production-Type Contracts*, the Securities and Exchange Commission's Staff Accounting Bulletin No. 104 ("SAB 104"), *Revenue Recognition,* and other authoritative accounting literature.

Under ASC 985-605-25, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable.

*Persuasive evidence of an arrangement exists.* The Company determines that persuasive evidence of an arrangement exists when it has a written contract, signed by both the customer and the Company, and written purchase authorization.

*Delivery has occurred.* Software is considered delivered when title to the physical software media passes to the customer or, in the case of electronic delivery, when the customer has been provided with the access codes to download and operate the software.

*Fee is fixed or determinable.* The Company considers arrangements with extended payment terms not to be fixed or determinable. If the license fee in an arrangement is not fixed or determinable, revenue is recognized as payments become due. The Company's standard agreements do not contain product return rights.

*Collection is probable.* The Company first assesses the credit-worthiness and collectability at a country level based on the country's overall economic climate and general business risk. Then, for the customers in the countries that are deemed credit-worthy, it assesses credit and collectability based on their payment history and credit profile. When a customer is not deemed credit-worthy, revenue is recognized at the time that payment is received.

The Company requires evidence of sell-through from resellers and distributors for order acceptance. The Company then recognizes revenue from resellers and distributors upon shipment if all other revenue recognition criteria are met, which in substantially all cases is when cash is collected or when the reseller or distributor is deemed credit-worthy based on their payment history and credit profile to conclude that collectability is probable.

The Company also enters into Original Equipment Manufacturer ("OEM") arrangements that provide for license fees based on inclusion of technology and/or products in the OEM's products. These arrangements provide for fixed and irrevocable royalty payments. The Company recognizes royalty payments as revenues based on the royalty report that it receives from the OEMs. In the case of OEMs with fixed royalty payments, revenue is recognized upon execution of the agreement, delivery of the software, and when all other criteria for revenue recognition have been met.

Multiple contracts with a single counterparty executed within close proximity of each other are evaluated to determine if the contracts should be combined and accounted for as a single arrangement. The Company recognizes revenues net of applicable sales taxes, financing charges absorbed by the Company, and amounts retained by our resellers and distributors, if any.

The Company's software license arrangements include the following multiple elements: license fees from our core software products and/or product upgrades that are not part of post-contract services, maintenance fees, consulting, and/or education services. The Company uses the residual method to recognize license revenue when the license arrangement includes elements to be delivered at a future date and vendor-specific objective evidence ("VSOE") of fair value exists to allocate the fee to the undelivered elements of the arrangement. VSOE is based on the price charged when an element is sold separately. If VSOE does not exist for any undelivered software product element of the arrangement, all revenue is deferred until all elements have been delivered or VSOE is established. If VSOE does not exist for any undelivered services elements of the arrangement, all revenue is recognized ratably over the period that the services are expected to be performed. If the software arrangement includes significant modification or customization of the software, software license revenue is recognized as the consulting services revenue is recognized.

The Company recognizes maintenance revenues, which consist of fees for ongoing support and product updates, ratably over the term of the contract, typically one year.

Consulting revenues are primarily related to implementation services and product configurations performed on a time-and-materials basis and, occasionally, on a fixed fee basis. Education services revenues are generated from classes offered at both Company and customer locations. Revenues from consulting and education services are recognized as the services are performed.

Other revenues, primarily consisting of subscriptions for address validation and cloud services (which are not material for any period presented), are generally recognized as the services are delivered.

Deferred revenues include deferred license, maintenance, consulting, education, and other services revenues. For customers not deemed credit-worthy, the Company's practice is to net unpaid deferred revenue for that customer against the related receivable balance.

*Multiple Element Arrangements — Nonsoftware Arrangements or Arrangements with Software and Nonsoftware Elements*

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements*, which amended the accounting standards applicable to revenue recognition for multiple-deliverable revenue arrangements that are outside the scope of industry-specific software revenue recognition guidance. The new guidance amends the criteria for allocating the consideration in multiple-deliverable revenue arrangements by establishing a selling price hierarchy. The selling price used for each deliverable will be based on VSOE if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The guidance also eliminates the use of the residual method of allocation and requires that the arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method.

The Company adopted this guidance on a prospective basis on January 1, 2011, and therefore, is applicable to relevant revenue arrangements entered into or materially modified on or after January 1, 2011.

The Company's multiple-element arrangements are primarily software or software-related, which are excluded from the new guidance. Multiple-element arrangements that include non-software related elements and software or software-related elements, which are included in the new guidance, are not material to date.

For multiple element arrangements that include software and non-software related elements, for example, on-site software licenses sold together with subscriptions for the Company's cloud and hosted address validation services, the Company allocates revenue to each software and non-software element as a group based upon the relative selling price of each in accordance with the selling price hierarchy, which includes (i) VSOE if available, (ii) TPE if VSOE is not available, and (iii) ESP if neither VSOE nor TPE is available. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. The manner in which the Company accounts for multiple element arrangements that contain only software and software-related elements remains unchanged.

In certain limited instances, the Company is not able to establish VSOE for all deliverables in an arrangement with multiple elements. This may be due to the infrequent selling of each element separately, not pricing products or services within a narrow range, or only having a limited sales history. When VSOE cannot be established, the Company attempts to establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately.

When the Company is unable to establish a selling price using VSOE or TPE, the Company uses ESP in its allocation of the arrangement consideration. The Company determines ESP for a product or service by considering both market conditions and entity-specific factors. This includes, but is not limited to, geographies, market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices.

Given the nature of the Company's transactions, which are primarily software or software-related, the adoption of this accounting guidance did not have a significant impact on the timing and pattern of revenue recognition when applied to multiple-element arrangements. Total net revenue as reported during the year ended December 31, 2012 is materially consistent with total net revenue that would have been reported if the transaction entered into or materially modified after December 31, 2010 were subject to previous accounting guidance. The new accounting guidance for revenue recognition, if applied in the same manner to the year ended December 31, 2010, would not have had a material impact on total net revenues for the fiscal year 2010.

***Facilities Restructuring Charges***

The Company adopted ASC 420, *Exit or Disposal Cost Obligations* (formerly FAS 146), effective January 1, 2003; therefore, the restructuring activities initiated on or after January 1, 2003 were accounted for in accordance with ASC 420. The Company applied ASC 420 for its 2004 Restructuring Plan while its 2001 Restructuring Plan was accounted for in accordance with Emerging Issues Task Force ("EITF") Issue No. 88-10, *Costs Associated with Lease Modification or Termination* and other applicable pre-existing guidance. See Note 11. *Facilities Restructuring Charges* of Notes to Consolidated Financial Statements.

The Company's restructuring charges related to costs of consolidating facilities. A liability for a cost associated with an exit or disposal activity was recognized and measured at its fair value on the consolidated statements of income in the period in which the liability was incurred. The Company estimated the fair value of its lease obligations included in its 2003 and later restructuring activities based on the present value of the remaining lease obligation, operating costs, and other associated costs, less estimated sublease income.

***Share-Based Compensation***

The Company accounts for share-based compensation in accordance with the provisions of ASC 718, *Stock Compensation*. Share-based awards granted include stock options, restricted stock units ("RSUs"), and stock purchased under the Company's Employee Stock Purchase Plan. Share-based compensation expense is measured at the grant date based on the fair value of the awards and is recognized as an expense ratably on a straight line basis over the requisite service period. See Note 8. *Share-Based Compensation* for a description of the Company's share-based compensation plans and more information on the assumptions used to calculate the fair value of share-based awards.

***Shipping and Handling Costs***

Shipping and handling costs in connection with our packaged software products are not material and are expensed as incurred in cost of license revenues in the Company's results of operations.

***Advertising Expense***

Advertising costs are expensed as incurred. Advertising expenses were negligible for the years ended December 31, 2012, 2011, and 2010.

***Income Taxes***

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740, *Income Taxes.* Under this method, income tax expenses or benefits are recognized for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of currently enacted tax laws. The effects of future changes in tax laws or rates are not contemplated.

As part of the process of preparing consolidated financial statements, we estimate our income taxes and tax contingencies in each of the tax jurisdictions in which we operate prior to the completion and filing of tax returns for such periods. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in net deferred tax assets and liabilities. We must then assess the likelihood that the deferred tax assets will be realizable, and to the extent we believe that a deferred tax asset is not likely to be realized, we must establish a valuation allowance. In assessing the need for any additional valuation allowance, we considered all the evidence available to us, both positive and negative, including historical levels of income, legislative developments, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies.

***Reporting Segments***

ASC 280, *Segment Reporting*, establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The method for determining the information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision maker is the Chief Executive Officer, who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. On this basis, the Company is organized and operates in a single segment: the design, development, marketing, and sales of software solutions.

***Recent Accounting Pronouncements***

In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2012-02, *Testing Indefinite-Lived Intangible Assets*, to simplify how entities test indefinite-lived intangible assets other than goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after December 15, 2012, with early adoption permitted. The Company does not expect its adoption of ASU 2012-02 to have an impact to the consolidated financial statements.

In December 2011, the FASB issued Accounting Standard Update No. 2011-11, *Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 requires an entity to disclose additional information about offsetting and related arrangements to enable users of the financial statements to understand the effect of those arrangements on the financial position. In January 2013, the FASB issued Accounting Standard Update No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. ASU 2013-01 clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, *Derivatives and Hedging*, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement. ASU 2011-11 and ASU 2013-01 will be effective for the Company in fiscal 2013 and any related disclosures required will be applied retrospectively. The adoption of ASU 2011-11 may impact future disclosures but will not impact the consolidated financial statements.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, *Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment.* ASU 2011-08 allows an entity to use a qualitative approach to test goodwill for impairment. This ASU permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. The Company adopted ASU 2011-08 as required for its impairment test in October 2012. The adoption of this ASU did not have any material impact to the consolidated financial statements and disclosures.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. ASU 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present other comprehensive income as part of the statement of stockholders' equity. The Company adopted the standard retrospectively as required on January 1, 2012. The adoption of this ASU did not have a material impact to the consolidated financial statements. In February 2013, the FASB issued Accounting Standards Update 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*. ASU 2013-02 requires an entity to present reclassification adjustments from accumulated other comprehensive income in annual and interim financial statements in a single note or on the face of the financial statements. ASU 2013-02 will be effective for the Company in fiscal 2013 and any related disclosures required will be applied retrospectively. The Company does not expect its adoption of ASU 2013-02 to have a material impact to the consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, *Financial Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 provides a consistent definition of fair value and aligns the fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards ("IFRS"). ASU 2011-04 clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The Company adopted ASU 2011-04 prospectively as required on January 1, 2012. The adoption of this ASU did not have any material impact to the consolidated financial statements and disclosures.

**Note 3. Cash, Cash Equivalents, and Short-Term Investments**

Cash consists of deposits with financial institutions. Cash equivalents include money market funds, time deposits, and marketable debt securities. Investments are comprised of time deposits and marketable debt securities. The Company's marketable debt securities consist primarily of certificates of deposit, commercial paper, corporate notes and bonds, U.S. government and agency notes and bonds, and municipal securities with original maturities beyond 90 days. Realized gains or losses and other-than-temporary impairments, if any, on available-for-sale securities are reported in other income or expense as incurred. The Company recognizes realized gains and losses upon sales of investment and reclassifies unrealized gains and losses out of accumulated other comprehensive income into earnings using the specific identification method. Realized gains recognized for the year ended December 31, 2012 was negligible, and for both years ended December 31, 2011 and 2010 were approximately $0.3 million each. The cost of securities sold was determined based on the specific identification method.

The following table summarizes the Company's cash, cash equivalents, and short-term investments as of December 31, 2012 (in thousands):

| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Cash | $171,562 | $ — | $ — | $171,562 |
| Cash equivalents: | | | | |
| Money market funds | 18,565 | — | — | 18,565 |
| Total cash equivalents | 18,565 | — | — | 18,565 |
| Total cash and cash equivalents | 190,127 | — | — | 190,127 |
| Short-term investments: | | | | |
| Certificates of deposit | 2,246 | 3 | — | 2,249 |
| Commercial paper | 6,294 | — | — | 6,294 |
| Corporate notes and bonds | 151,133 | 322 | (56) | 151,399 |
| Federal agency notes and bonds | 104,961 | 128 | (10) | 105,079 |
| Time deposits | 17,437 | — | — | 17,437 |
| U.S. government notes and bonds | 7,094 | 18 | — | 7,112 |
| Municipal notes and bonds | 55,922 | 18 | (32) | 55,908 |
| Total short-term investments | 345,087 | 489 | (98) | 345,478 |
| Total cash, cash equivalents, and short-term investments(i) | $535,214 | $489 | $(98) | $535,605 |

The following table summarizes the Company's cash, cash equivalents, and short-term investments as of December 31, 2011 (in thousands):

| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Cash | $169,200 | $ — | $ — | $169,200 |
| Cash equivalents: | | | | |
| Money market funds | 147,635 | — | — | 147,635 |
| Total cash equivalents | 147,635 | — | — | 147,635 |
| Total cash and cash equivalents | 316,835 | — | — | 316,835 |
| Short-term investments: | | | | |
| Certificates of deposit | 2,755 | — | — | 2,755 |
| Commercial paper | 2,998 | — | — | 2,998 |
| Corporate notes and bonds | 122,803 | 209 | (596) | 122,416 |
| Federal agency notes and bonds | 103,932 | 149 | (26) | 104,055 |
| Time deposits | 38,683 | — | — | 38,683 |
| U.S. government notes and bonds | 2,892 | 21 | — | 2,913 |
| Municipal notes and bonds | 11,718 | 41 | — | 11,759 |
| Total short-term investments | 285,781 | 420 | (622) | 285,579 |
| Total cash, cash equivalents, and short-term investments(i) | $602,616 | $420 | $(622) | $602,414 |

(i) Total estimated fair value above included $364.0 million and $433.2 million comprised of cash equivalents and short-term investments at December 31, 2012 and 2011, respectively.

See Note 2. *Summary of Significant Accounting Policies* of Notes to Consolidated Financial Statements for further information regarding the fair value of the Company's financial instruments.

The following table summarizes the fair value and gross unrealized losses related to the Company's short-term investments, aggregated by investment category that have been in a continuous unrealized loss position for less than twelve months, at December 31, 2012 (in thousands):

| | Less Than 12 months | |
|---|---|---|
| | Fair Value | Gross Unrealized Losses |
| Corporate notes and bonds | $27,094 | $(53) |
| Federal agency notes and bonds | 14,541 | (10) |
| Municipal notes and bonds | 30,757 | (32) |
| Total | $72,392 | $(95) |

The following table summarizes the fair value and gross unrealized losses related to the Company's short-term investments, aggregated by investment category that have been in a continuous unrealized loss position for greater than twelve months, at December 31, 2012 (in thousands):

| | Greater Than 12 months | |
|---|---|---|
| | Fair Value | Gross Unrealized Losses |
| Corporate notes and bonds | $3,006 | $(3) |
| Total | $3,006 | $(3) |

The changes in value of these investments are primarily related to changes in interest rates and are considered to be temporary in nature.

The following table summarizes the cost and estimated fair value of the Company's short-term investments by contractual maturity at December 31, 2012 (in thousands):

| | Cost | Fair Value |
|---|---|---|
| Due within one year | $218,011 | $218,251 |
| Due in one year to two years | 74,769 | 74,946 |
| Due after two years | 52,307 | 52,281 |
| Total | $345,087 | $345,478 |

**Note 4. Property and Equipment**

The following table summarizes the cost of property and equipment and related accumulated depreciation at December 31, 2012 and 2011 (in thousands):

| | Estimated Useful Lives | December 31, 2012 | December 31, 2011 |
|---|---|---|---|
| Land | N/A | $ 20,637 | $ — |
| Buildings | 25 years | 105,725 | — |
| Site improvements | 15 years | 1,162 | — |
| Building improvements | 10 years | 161 | — |
| Total land and buildings | | 127,685 | — |
| Computer and equipment | 1 - 5 years | 55,568 | 51,907 |
| Furniture and fixtures | 3 - 5 years | 6,849 | 5,391 |
| Leasehold improvements | 1 - 9 years | 24,530 | 22,039 |
| Capital work-in-progress | | — | 471 |
| Total property and equipment | | 214,632 | 79,808 |
| Less: Accumulated depreciation and amortization | | (69,158) | (63,783) |
| Total property and equipment, net | | $145,474 | $ 16,025 |

Depreciation and amortization expense was $12.3 million, $6.3 million, and $6.1 million in 2012, 2011, and 2010, respectively.

On February 15, 2012, the Company purchased the property associated with its former corporate headquarters at 2000 and 2100 Seaport Boulevard in Redwood City, California. The property consists of two office buildings totaling an aggregate of 290,305 square feet and the associated 11.6 acres of land. The transaction has been accounted for as a purchase of an asset that was previously subject to an operating lease during the lease term in accordance with ASC 840, *Leases*. The purchase of the property totaled approximately $148.6 million in cash, which reflects a purchase price of $153.2 million less a rent credit of $4.6 million. The Company recorded a charge of approximately $21.2 million representing the cost to terminate the operating lease in the consolidated statement of income during the year ended December 31, 2012. The net purchase price of the land and buildings was $127.5 million, which represents the fair value at date of purchase. The net purchase price was allocated as $105.7 million to buildings, $20.6 million to land, and $1.2 million to site improvements. The building, building improvements and site improvements are depreciated on a straight-line basis over the estimated useful life of 25 years, 10 years and 15 years, respectively. See Note 11. *Facilities Restructuring Charges* of Notes to Consolidated Financial Statements for a further discussion.

Capital work-in-progress consists of capitalized costs relating to software acquired, developed or modified solely to meet the Company's internal requirements, pursuant to ASC 350-40, *Internal-Use Software*. For the years ended December 31, 2012 and 2011, the Company capitalized a total of $2.4 million and $1.3 million, respectively, in costs associated with internal use software, and during the years, a total of $2.8 million and $0.8 million were placed in service in 2012 and 2011, respectively, resulting in a reclassification from work in progress to computer and equipment and began amortization.

**Note 5. Intangible Assets and Goodwill**

The carrying amounts of the intangible assets other than goodwill as of December 31, 2012 and 2011 are as follows (in thousands, except years):

| | December 31, 2012 | | | December 31, 2011 | | | Weighted Average Useful Life (Years) |
|---|---|---|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Cost | Accumulated Amortization | Net | |
| Developed and core technology | $123,221 | $ (76,721) | $46,500 | $102,492 | $(54,742) | $47,750 | 6 |
| Other intangible assets: | | | | | | | |
| Customer relationships | 40,952 | (30,063) | 10,889 | 34,385 | (25,871) | 8,514 | 6 |
| All other(i) | 17,208 | (11,187) | 6,021 | 16,844 | (8,800) | 8,044 | 4 - 11 |
| Total other intangible assets | 58,160 | (41,250) | 16,910 | 51,229 | (34,671) | 16,558 | |
| Total intangible assets subject to amortization | 181,381 | (117,971) | 63,410 | 153,721 | (89,413) | 64,308 | |
| In-process research and development | 3,850 | — | 3,850 | 481 | — | 481 | N.A. |
| Total intangible assets, net | $185,231 | $(117,971) | $67,260 | $154,202 | $(89,413) | $64,789 | |

(i) All other includes vendor relationships, trade names, covenants not to compete, and patents.

Total amortization expense related to intangible assets was $28.6 million, $27.2 million, and $22.9 million for the years ended December 31, 2012, 2011, and 2010, respectively. Of the $28.6 million amortization of intangible assets recorded in 2012, $6.6 million was recorded in operating expenses and $22.0 million was recorded in cost of revenues. Of the $27.2 million amortization of intangible assets recorded in 2011, $7.7 million was recorded in operating expenses and $19.5 million was recorded in cost of revenues. Of the $22.9 million amortization of intangible assets recorded in 2010, $9.5 million was recorded in operating expenses and $13.4 million was recorded in cost of revenues. Certain intangible assets were recorded in foreign currencies; and therefore, the gross carrying amount and accumulated amortization are subject to foreign currency translation adjustments.

As of December 31, 2012, the amortization expense related to identifiable intangible assets in future periods is expected to be as follows (in thousands):

| | Acquired Technology | Other Intangible Assets | Total Intangible Assets |
|---|---|---|---|
| 2013 | $20,962 | $ 7,380 | $28,342 |
| 2014 | 11,301 | 4,477 | 15,778 |
| 2015 | 6,756 | 1,999 | 8,755 |
| 2016 | 3,824 | 1,276 | 5,100 |
| 2017 | 2,370 | 860 | 3,230 |
| Thereafter | 1,287 | 918 | 2,205 |
| Total intangible assets subject to amortization | $46,500 | $16,910 | $63,410 |

During the year ended December 31, 2012, the Company recorded in-process research and development (IPR&D) of $3.8 million associated with the acquisition of a majority interest in Heiler Software AG. During the year ended December 31, 2011, the Company recorded IPR&D of $0.5 million associated with the acquisition of certain assets of Sand Technology. The IPR&D capitalized costs were associated with software development efforts in process at the time of the business combination that had not yet achieved technological feasibility and no future alternative uses had been identified. Technological feasibility was achieved during the second quarter of 2012 for the IPR&D from the acquisition of certain assets of Sand Technology, which was reclassified to developed technology and will be amortized over the expected useful life of the technology. The IPR&D recorded from the acquisition of a majority interest in Heiler Software AG as of December 31, 2012 is expected to achieve technological feasibility during 2013, and will be transferred into developed technology at that time and amortized over the expected useful life of the technology. See Note 20. *Acquisitions* for further discussion of intangible assets from acquisitions.

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Beginning balance | $432,269 | $400,726 |
| Goodwill from acquisitions | 76,669 | 38,374 |
| Subsequent goodwill adjustments | 1,183 | (6,831) |
| Ending balance | $510,121 | $432,269 |

During the year ended December 31, 2012, the Company recorded subsequent goodwill adjustments of $1.2 million which consist of foreign currency translation adjustments of $1.9 million, partially offset by other credit adjustments of $0.7 million resulting from differences between provisional estimates of liabilities and assets recorded at the time of the acquisition and the actual amounts within the measurement period related to prior acquisitions. During the year ended December 31, 2011, the Company recorded subsequent goodwill adjustments of $6.8 million for income tax related balance sheet adjustments of $6.0 million within the measurement period related to prior acquisitions, and foreign currency translation adjustments of $0.8 million. See Note 20. *Acquisitions* for further discussion of goodwill from acquisitions.

## Note 6. Borrowings

### *Credit Agreement*

On September 29, 2010, the Company entered into a Credit Agreement (the "Credit Agreement") that matures on September 29, 2014. The Credit Agreement provides for an unsecured revolving credit facility in an amount of up to $220.0 million, with an option for the Company to request to increase the revolving loan commitments by an aggregate amount of up to $30.0 million with new or additional commitments, for a total credit facility of up to $250.0 million. No amounts were outstanding under the Credit Agreement as of December 31, 2012 and 2011, and a total of $220.0 million remained available for borrowing.

Revolving loans accrue interest at a per annum rate based on either, at our election, (i) the base rate plus a margin ranging from 1.00% to 1.75% depending on the Company's consolidated leverage ratio, or

(ii) LIBOR (based on 1-, 2-, 3-, or 6-month interest periods) plus a margin ranging from 2.00% to 2.75% depending on the Company's consolidated leverage ratio. The base rate is equal to the highest of (i) JPMorgan Chase Bank, N.A.'s prime rate, (ii) the federal funds rate plus a margin equal to 0.50%, and (iii) LIBOR for a 1-month interest period plus a margin equal to 1.00%. Revolving loans may be borrowed, repaid and reborrowed until September 29, 2014, at which time all amounts borrowed must be repaid. Accrued interest on the revolving loans is payable quarterly in arrears with respect to base rate loans and at the end of each interest rate period (or at each 3- month interval in the case of loans with interest periods greater than 3 months) with respect to LIBOR loans. The Company is also obligated to pay other customary closing fees, arrangement fees, administrative fees, commitment fees, and letter of credit fees. A quarterly commitment fee is applied to the average daily unborrowed amount under the credit facility at a per annum rate ranging from 0.35% to 0.50% depending on the Company's consolidated leverage ratio. The Company may prepay the loans or terminate or reduce the commitments in whole or in part at any time, without premium or penalty, subject to certain conditions including minimum amounts in the case of commitment reductions and reimbursement of certain costs in the case of prepayments of LIBOR loans.

The Credit Agreement contains customary representations and warranties, covenants, and events of default, including the requirement to maintain a maximum consolidated leverage ratio of 2.75 to 1.00 and a minimum consolidated interest coverage ratio of 3.50 to 1.00. The occurrence of an event of default could result in the acceleration of the obligations under the Credit Agreement. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the Credit Agreement at a per annum rate equal to 2.00% above the applicable interest rate for any overdue principal and 2.00% above the rate applicable for base rate loans for any other overdue amounts. The Company was in compliance with all covenants under the Credit Agreement as of December 31, 2012.

***Convertible Senior Notes***

On March 8, 2006, the Company issued and sold Convertible Senior Notes (the "Notes") with an aggregate principal amount of $230.0 million due 2026. The Company paid interest at 3.0% per annum to holders of the Notes, payable semi-annually on March 15 and September 15 of each year, commencing September 15, 2006. Each $1,000 principal amount of Notes was initially convertible, at the option of the holders, into 50 shares of the Company's common stock prior to the earlier of the maturity date (March 15, 2026) or the redemption or repurchase of the Notes. The initial conversion price represented a premium of 29.28% relative to the last reported sale price of common stock of the Company on the NASDAQ National Market of $15.47 on March 7, 2006. The conversion rate initially represented a conversion price of $20.00 per share. The balance of the Notes at December 31, 2010 was $200.7 million.

On February 14, 2011, the Company notified the holders of its Notes that it would exercise its option to redeem the principal amount outstanding on March 18, 2011. On or prior to the close of business on March 17, 2011, the holders had the option to convert their Notes into shares of the Company's common stock at a price of approximately $20 per share, or 50 shares of the Company's common stock per $1,000 principal amount of Notes. Holders of approximately $200.7 million in aggregate principal amount of the Notes converted their notes into approximately 10.0 million shares of the Company's common stock prior to the close of business on March 17, 2011. On March 18, 2011, the Company redeemed $4,000 principal amount of Notes not surrendered for conversion prior to the redemption date. As of March 31, 2011, none of the Notes were outstanding. From the second quarter of 2011 and beyond, the shares of the Company's common stock issued upon conversion are included in the denominator for both basic and diluted net income per common share, and there has been no interest or amortization of issuance costs.

## Note 7. Stockholders' Equity

### *Preferred Stock*

The Company is authorized to issue 2.0 million shares of preferred stock with a par value of $0.001 per share of which 200,000 shares have been designated as Series A preferred stock. The Company may issue preferred stock from time to time in one or more series. The Board of Directors is authorized to provide for the rights, preferences, privileges, and restrictions of the shares of such series. As of December 31, 2012 and 2011, no shares of preferred stock had been issued.

### *Common Stock*

The Company has authorized 200 million shares of common stock with a par value of $0.001 per share. Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the rights of holders of all classes of stock having priority rights as to dividends. No cash dividends have been declared or paid through December 31, 2012.

### *Expired Stockholders' Rights Plan*

In October 2001, the Board of Directors adopted the Stockholders' Rights Plan and declared a dividend distribution of one common stock purchase right for each outstanding share of common stock held on November 12, 2001. Each right entitles the holder to purchase 1/1000th of a share of Series A Preferred Stock of the Company, par value $0.001, at an exercise price of $90 per share. The rights become exercisable in certain circumstances and are redeemable at the Company's option, at an exercise price of $0.001. The rights expired on November 12, 2011.

### *Stock Repurchase Plan*

The Company's Board of Directors has approved a stock repurchase program for the Company to repurchase its common stock. The primary purpose of the program is to enhance shareholder value, including to offset the dilutive impact of stock based incentive plans. The number of shares to be purchased and the timing of the purchases are based on several factors, including the price of the Company's common stock, the Company's liquidity and working capital needs, general business and market conditions, and other investment opportunities. These purchases can be made from time to time in the open market and are funded from the Company's available working capital. In January 2010, the Company's Board of Directors approved an additional $50 million for the stock repurchase program. In January 2011 and October 2011, the Board of Directors authorized an additional $50 million increase and $75 million increase, respectively, to the repurchase program. In July 2012, the Board of Directors approved the repurchase of up to an additional $100.0 million of the Company's outstanding common stock.

This repurchase program does not have an expiration date. Repurchased shares are retired and reclassified as authorized and unissued shares of common stock. The Company may continue to repurchase shares from time to time, as determined by management under programs approved by the Board of Directors.

The Company repurchased 2,434,647 shares for $81.0 million, 1,574,612 shares for $74.5 million, and 734,594 shares for $23.8 million in fiscal 2012, 2011, and 2010, respectively. As of December 31, 2009, the

Company repurchased $29.0 million of its Notes at a cost of $27.3 million. See Note 6. *Borrowings — Convertible Senior Notes* of Notes to Consolidated Financial Statements. As of December 31, 2012, $96.1 million remained available for repurchase under this program.

## Note 8. Share-Based Compensation

### Summary of Plans

#### *1999 Stock Incentive Plan*

The Company's stockholders approved the 1999 Stock Incentive Plan (the "1999 Incentive Plan") in April 1999 under which 2,600,000 shares were reserved for issuance. In addition, any shares not issued under the 1996 Stock Plan were also available for grant. The number of shares reserved under the 1999 Incentive Plan automatically increased annually beginning on January 1, 2000 by the lesser of 16,000,000 shares or 5% of the total amount of fully diluted shares of common stock outstanding as of such date. Under the 1999 Incentive Plan, eligible employees, officers, and directors may be granted stock options, stock appreciation rights, restricted shares, and stock units. The exercise price for incentive stock options and non-qualified options may not be less than 100% and 85%, respectively, of the fair value of the Company's common stock at the option grant date. Options granted are exercisable over a maximum term of seven to ten years from the date of the grant and generally vest ratably over a period of four years, with options for new employees generally including a 1-year cliff period. This plan expired in March 2009. No further shares will be awarded from this plan. As of December 31, 2012, there were approximately 5,203,364 options and restricted stock units ("RSUs") outstanding under the 1999 Incentive Plan.

#### *1999 Non-Employee Director Stock Incentive Plan*

The Company's stockholders adopted the 1999 Non-Employee Director Stock Option Incentive Plan (the "Directors Plan") in April 1999 under which 1,000,000 shares were reserved for issuance. In April 2003, the Board of Directors amended the Directors Plan such that each non-employee joining the Board of Directors would automatically receive options to purchase 60,000 shares of common stock. These options were exercisable over a maximum term of five years and would vest in four equal annual installments on each yearly anniversary from the date of the grant. The Directors Plan was amended in April 2003 to provide that one-third of the options vest one year from the grant date and the remainder two-thirds shall vest ratably over a period of 24 months. In May 2004, the Directors Plan was amended such that each non-employee director who has been a member of the Board for at least six months prior to each annual stockholders meeting would automatically receive options to purchase 25,000 shares of common stock at each such meeting. Each such option has an exercise price equal to the fair value of the common stock on the automatic grant date and vests on the first anniversary of the grant date. This plan expired in March 2009. No further shares will be awarded from this plan. As of December 31, 2012, there were no options outstanding under the Directors Plan.

#### *Assumed Option Plans*

In connection with certain of the Company's acquisitions, the Company assumed options in the Influence 1996 Incentive Stock Option Plan, the Zimba 1999 Stock Option Plan, the Striva 2000 Stock Option Plan, the Similarity 2002 Stock Option Plan, and the Itemfield 2003 Stock Option Plan (the "Assumed Plans"). No further options will be granted under the Assumed Plans. As of December 31, 2012, the Company had 2,931 options outstanding under the Assumed Plans.

As a result of the acquisition of Siperian in January 2010, the Company assumed 3,410,895 unvested in the money options under the Siperian 2003 Equity Incentive Plan (the "Siperian Plan") that were converted to 96,616 unvested options to purchase the Company's Common Stock. As of December 31, 2012, there were 21,638 options outstanding under the Siperian Plan.

*2009 Employee Stock Incentive Plan*

The Company's stockholders approved the 2009 Equity Incentive Plan (the "2009 Incentive Plan") in April 2009 under which 9,000,000 shares have been reserved for issuance. In May 2011, the Company's stockholders approved amendments to the 2009 Equity Incentive Plan to increase the number of shares reserved for issuance by 2,500,000 and to increase the ratio by which full value awards count against the share reserve from 1.52 to 2.37. In May 2012, the Company's stockholders approved an amendment to the 2009 Equity Incentive Plan to increase the number of shares reserved for issuance by 5,000,000. Under the 2009 Incentive Plan, eligible employees, officers, and directors may be granted stock options (incentive and non-qualified), stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units. The exercise price for incentive stock options and non-qualified options may not be less than 100% and 85%, respectively, of the fair value of the Company's common stock at the option grant date. Certain employees and non-employee directors may elect to defer the settlement of RSUs granted, and settlement of such awards will be in shares of common stock at the end of the elected deferral period.

During 2012, the Company granted 1,094,884 RSUs to certain employees, executives and directors of the Company and 2,844,150 options under its 2009 Incentive Plan. During 2011, the Company granted 733,111 RSUs to certain employees, executives and directors of the Company and 1,339,310 options under its 2009 Incentive Plan. During 2010, the Company granted 741,773 RSUs to certain employees, executives and directors of the Company and 2,025,000 options under its 2009 Incentive Plan. As of December 31, 2012, there were 4,624,803 shares available for grant and 12,621,428 options and RSUs outstanding under the 2009 Incentive Plan.

For purposes of the share reserve, the grant of a RSU is deemed an award for 1.52 or 2.37 shares of authorized common stock for each one share of authorized common stock subject to such award. The ratio by which an RSU counts against the share reserve is based upon the ratio effective on the date of grant. If a share that was subject to an award and is returned to the 2009 Incentive Plan, the Company would credit the 2009 Incentive Plan reserve by the same ratio as it was originally issued. These returned shares would be available for issuance under the 2009 Incentive Plan.

*Performance Share Program*

Effective January 2012, the Company adopted a Performance-Based RSU Program (the "2012 Program"). The purpose of the 2012 Program was to align key management and senior leadership with stockholders' interests and to retain key employees. The performance period for the 2012 Program was the 2012 fiscal year. All members of executive management and certain other employees participated in the 2012 Program. Awards granted under the 2012 Program were granted in the form of performance shares pursuant to the terms of the 2009 Incentive Plan. If certain performance goals were met, restricted stock units would have become eligible to vest, with one fourth vesting on the first anniversary date of the grant, and the remaining three fourths vesting evenly on the following three annual anniversary dates of the grant, contingent upon the recipient's continued service to the company. Certain participants in the 2012 Program had the ability to receive up to 150% of the target number of shares originally granted. In the first quarter of fiscal 2013, the Compensation Committee of the Board of Directors certified the actual performance achievement of participants in the 2012 Program. The performance metrics under the 2012 Program were not achieved, and therefore no restricted stock units became eligible to vest.

***Employee Stock Purchase Plan***

The Company's stockholders approved the Employee Stock Purchase Plan ("ESPP") in May 2008 under which 8,850,000 shares have been reserved for issuance. Under the ESPP, eligible employees may elect to contribute from 1% to 20% or a lesser percentage that the committee may establish from time to time of their eligible compensation. Currently, the committee established the maximum contribution percentage at 10%. The purchase price is 85% of the lower of the closing price of the Common Stock on the NASDAQ Global Select Market at the beginning or end of the six-month offering period. As of December 31, 2012, the Company had 6,824,520 shares available for future issuance under the ESPP.

***Other Information***

The Company grants stock options which are exercisable over a maximum term of seven to ten years for employees and five to seven years for directors from the date of the grant. These grants generally vest ratably over a period of four years for employees and one to three years for directors. Options granted to new employees generally include a 1-year cliff period.

The Company also grants RSUs to its employees and directors which vest over four years with annual vesting dates for employees and one to three years for directors. These RSUs are valued at the time of grant using the existing current market price. Upon vesting of restricted stock, the recipient has the option to settle minimum withholding taxes by electing to have the Company withhold otherwise deliverable shares having a fair market value equal to the required tax obligations ("net-settlement"). The net-settlement shares are then immediately cancelled and retired. Shares are issued on the vesting dates net of the minimum statutory tax withholding requirements to be paid by the Company on behalf of its employees. As a result, the actual number of shares issued will be fewer than the actual number of RSUs outstanding.

***Summary of Assumptions***

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model that uses the assumptions in the following table.

The Company has consistently used a blend of average historical and market-based implied volatilities for calculating the expected volatilities for employee stock options, and uses market-based implied volatilities for its ESPP.

The expected term of employee stock options granted is derived from historical exercise patterns of the options, and the expected term of ESPP is based on the contractual terms. The expected term of options granted to employees is derived from the historical option exercises, post-vesting cancellations, and estimates concerning future exercises and cancellations for vested and unvested options that remain outstanding.

The risk-free interest rate for the expected term of the option and ESPP is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company records share-based compensation for RSUs and options granted net of estimated forfeiture rates. ASC 718, *Stock Compensation*, requires the Company to estimate forfeiture rates at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical forfeitures to estimate its future forfeiture rates. The Company's forfeiture rates for stock options and RSUs were 10% for 2010, 2011 and 2012.

The Company amortizes its share-based compensation using a straight-line method over the vesting term of the awards.

The fair value of the Company's share-based awards was estimated based on the following assumptions:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Option grants: | | | |
| Expected volatility | 39-48% | 35-43% | 34-39% |
| Weighted-average volatility | 44% | 36% | 36% |
| Expected dividends | — | — | — |
| Expected term of options (in years) | 3.3 | 3.8 | 3.7 |
| Risk-free interest rate | 0.5% | 1.5% | 1.8% |
| ESPP: | | | |
| Expected volatility | 43-53% | 35-38% | 33-36% |
| Weighted-average volatility | 49% | 36% | 34% |
| Expected dividends | — | — | — |
| Expected term of ESPP (in years) | 0.5 | 0.5 | 0.5 |
| Risk-free interest rate | 0.1% | 0.2% | 0.2% |

The allocation of the share-based compensation, net of income tax benefit, is as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Cost of service revenues | $ 4,349 | $ 3,539 | $ 2,689 |
| Research and development | 14,919 | 10,848 | 7,400 |
| Sales and marketing | 13,518 | 10,185 | 7,317 |
| General and administrative | 10,017 | 8,691 | 6,032 |
| Total share-based compensation | 42,803 | 33,263 | 23,438 |
| Tax benefit of share-based compensation | (10,994) | (8,490) | (4,945) |
| Total share-based compensation, net of tax benefit | $ 31,809 | $24,773 | $18,493 |

***Stock Option Activity***

A summary of stock option activity through December 31, 2012 is presented below (in thousands, except per share amounts):

| | Number of Shares | Weighted-Average Exercise Price Per Share | Weighted Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at December 31, 2009 | 14,714 | $12.11 | 3.85 | $202,583 |
| Granted | 2,122 | 25.48 | | |
| Exercised | (4,250) | 10.90 | | |
| Forfeited or expired | (225) | 17.43 | | |
| Outstanding at December 31, 2010 | 12,361 | $14.73 | 3.87 | $362,236 |
| Granted | 1,339 | 48.28 | | |
| Exercised | (3,245) | 13.38 | | |
| Forfeited or expired | (226) | 22.76 | | |
| Outstanding at December 31, 2011 | 10,229 | $19.37 | 3.50 | $218,839 |
| Granted | 2,844 | 38.81 | | |
| Exercised | (1,884) | 13.40 | | |
| Forfeited or expired | (495) | 36.72 | | |
| Outstanding at December 31, 2012 | 10,694 | $24.79 | 3.50 | $104,404 |
| Exercisable at December 31, 2012 | 7,236 | $18.61 | 2.43 | $100,464 |

The following table summarizes information about stock options as of December 31, 2012 (number of options in thousands):

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Options | Weighted-Average Remaining Contractual Life (Years) | Weighted Average Exercise Price Per Share | Number of Options | Weighted Average Exercise Price Per Share |
| $0.88 to $5.69 | 1,914 | 1.55 | $ 5.68 | 1,914 | $ 5.68 |
| $6.64 to $15.26 | 1,683 | 1.30 | $13.88 | 1,674 | $13.90 |
| $15.35 to $18.54 | 1,566 | 2.03 | $17.62 | 1,561 | $17.62 |
| $21.48 to $27.79 | 1,671 | 4.22 | $24.88 | 1,046 | $24.62 |
| $29.28 to $44.06 | 2,588 | 6.05 | $38.70 | 456 | $41.05 |
| $46.63 to $56.27 | 1,272 | 5.01 | $48.33 | 585 | $48.80 |
| | 10,694 | 3.50 | $24.79 | 7,236 | $18.61 |

The fair value of options vesting during the years ended December 31, 2012, 2011, and 2010 was approximately $15.6 million, $14.5 million, and $12.3 million, respectively. As of December 31, 2012, there was a total of approximately 3,458,000 unvested options with a fair value of $32.6 million and average grant price of $37.70. The Company expects to recognize the fair value of the unvested shares over a weighted-average period of 2.7 years.

*Restricted Stock Unit Activity*

The Company started granting RSUs in 2009. A summary of RSU activity through December 31, 2012 is presented below (in thousands, except per share amounts):

| | Non-vested Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Outstanding at December 31, 2009 | 1,003 | — |
| Awarded | 742 | $28.13 |
| Released | (290) | $26.32 |
| Forfeited | (50) | $20.34 |
| Outstanding at December 31, 2010 | 1,405 | — |
| Awarded | 733 | $50.00 |
| Released | (407) | $50.55 |
| Forfeited | (120) | $29.00 |
| Outstanding at December 31, 2011 | 1,611 | — |
| Awarded | 1,095 | $40.13 |
| Released | (535) | $42.16 |
| Forfeited | (244) | $39.30 |
| Outstanding at December 31, 2012 | 1,927 | — |

As of December 31, 2012, there was a total of approximately 1,918,000 unvested RSUs with a fair value of $47.8 million. The Company expects to recognize the fair value of the unvested RSUs over a weighted-average period of 2.6 years.

*Performance Restricted Share Activity*

A summary of performance restricted stock unit activity through December 31, 2012 is presented below (in thousands):

| | Shares Granted | Maximum Shares Eligible to Receive |
|---|---|---|
| Beginning outstanding balance | — | — |
| Awarded | 224 | 284 |
| Forfeited | (21) | (27) |
| Ending outstanding balance | 203 | 257 |

In the first quarter of fiscal 2013, the Compensation Committee of the Board of Directors certified the actual performance achievement of participants in the 2012 Program. The performance metrics under the 2012 Program were not achieved, and therefore no restricted stock units became eligible to vest. The Company did not record any share-based compensation related to these performance awards.

***Disclosures Pertaining to All Share-Based Compensation Plans***

The weighted-average fair value of options granted with exercise prices equal to fair market value at the date of grant under stock options plans during 2012, 2011, and 2010 was $12.06, $14.15, and $8.03, respectively. No options were granted with exercise prices less than fair value at the date of grant in 2012, 2011, and 2010. The total intrinsic value of options exercised for the years ended, December 31, 2012, 2011, and 2010 was $53.5 million, $117.6 million, and $89.1 million, respectively. The weighted average grant date fair value of unvested RSUs for the years ended December 31, 2012, 2011, and 2010 was $38.08, $34.47, and $21.77, respectively. The RSUs granted in 2012 vest in 2013 through 2016. The weighted-average grant date fair value of employee stock purchase shares granted under the ESPP for the years ended December 31, 2012, 2011, and 2010 was $9.93, $12.34, and $6.64, respectively. The total intrinsic value of stock purchase shares granted under the ESPP exercised during the years ended December 31, 2012, 2011, and 2010 was $2.8 million, $8.7 million, and $5.4 million, respectively. Upon the exercise of options and stock purchase shares granted under the ESPP, the Company issues new common stock from its authorized shares.

Cash received from option exercises and ESPP contributions under all share-based compensation arrangements for the years ended December 31, 2012, 2011, and 2010 were $41.4 million, $58.7 million, and $57.6 million, respectively. The total realized tax benefits attributable to stock options exercised and restricted stock units vested were $16.5 million, $29.1 million, and $24.6 million for the years ended December 31, 2012, 2011, and 2010, respectively. The gross excess tax benefits from share-based compensation in the fiscal year ended December 31, 2012, 2011, and 2010 were $17.0 million, $30.0 million, and $22.9 million, respectively, as reported on the consolidated statements of cash flows in the financing activities section, which represent a reduction in income taxes otherwise payable during the periods. These amounts are related to the actual gross tax benefits in excess of the expected tax benefits for stock options exercised in 2012, 2011, and 2010.

## Note 9. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of taxes as of December 31, 2012 and 2011 consisted of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Net unrealized gain (loss) on available-for-sale investments | $ 242 | $ (125) |
| Cumulative translation adjustments | (8,012) | (11,375) |
| Derivative loss | (260) | (1,302) |
| Accumulated other comprehensive loss, net of tax | $(8,030) | $(12,802) |

The Company did not have any other-than-temporary gain or loss reflected in accumulated other comprehensive loss as of December 31, 2012 and 2011.

The Company determines the basis of the cost of a security sold and the amount reclassified out of other comprehensive income into statement of income based on specific identification.

See Note 2. *Summary of Significant Accounting Policies*, Note 10. *Derivative Financial Instruments*, and Note 15. *Commitments and Contingencies* of Notes to Consolidated Financial Statements for a further discussion.

## Note 10. Derivative Financial Instruments

The Company's earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The Company uses derivative instruments to manage its exposures to fluctuations in certain foreign currency exchange rates which exist as part of ongoing business operations. The Company and its subsidiaries do not enter into derivative contracts for speculative purposes.

*Cash Flow Hedges*

The Company enters into certain cash flow hedge programs in an attempt to reduce the impact of certain foreign currency fluctuations. These contracts are designated and documented as cash flow hedges. The purpose of these programs is to reduce the volatility of identified cash flow and expenses caused by movement in certain foreign currency exchange rates, in particular, the Indian rupee. The Company is currently using foreign exchange forward contracts to hedge certain non-functional currency anticipated expenses for its subsidiary in India. In December 2010, the Company entered into foreign exchange forward contracts with monthly expiration dates through January 2012. In October and December 2011, the Company entered into additional foreign exchange forward contracts with monthly expiration dates through January 2013. In October 2012, the Company entered into additional foreign exchange forward contracts with monthly expiration dates through January 2014.

The Company releases the amounts accumulated in other comprehensive income into earnings in the same period or periods during which the forecasted hedge transaction affects earnings.

The Company has forecasted the amount of its anticipated foreign currency expenses based on its historical performance and its 2012 and 2013 financial plan. As of December 31, 2012, the remaining open foreign exchange contracts, carried at fair value, are hedging Indian rupee expenses and have a maturity of thirteen months or less. These foreign exchange contracts mature monthly as the foreign currency denominated expenses are paid and any gain or loss is offset against expense. Once the hedged item is recognized, the cash flow hedge is de-designated and subsequently changes in value are recognized in other income (expense) to offset changes in the value of the resulting non-functional currency monetary liabilities.

The notional amounts of these foreign exchange forward contracts open at year end in U.S. dollar equivalents were $23.6 million, and $39.3 million as of December 31, 2012 and 2011, respectively.

*Balance Sheet Hedges*

Beginning in the second quarter of 2011, the Company also entered into foreign exchange contracts to hedge monetary assets and liabilities that are denominated in currencies other than the functional currency of its subsidiaries. These foreign exchange contracts are carried at fair value and do not qualify for hedge accounting treatment and are not designated as hedging instruments. Changes in the value of the foreign exchange contracts are recognized in other income (expense) and offset the foreign currency gain or loss on the underlying monetary assets or liabilities. The notional amounts of foreign currency contracts open at year end in U.S. dollar equivalents were $2.7 million to buy at December 31, 2012 and $5.0 million to sell at December 31, 2011.

The derivatives held by the Company are not subject to any credit contingent features negotiated with its counterparties nor is the Company required to post collateral against its derivative positions. It is the Company's policy to present all derivative fair value amounts gross regardless of legal right of offset.

The following table reflects the fair value amounts for the foreign exchange contracts designated and not designated as hedging instruments at December 31, 2012 and 2011:

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | Fair Value Derivative Assets(i) | Fair Value Derivative Liabilities(ii) | Fair Value Derivative Assets(i) | Fair Value Derivative Liabilities(ii) |
| Derivatives designated as hedging instruments | $— | $224 | $ — | $2,480 |
| Derivatives not designated as hedging instruments | — | 184 | 702 | 16 |
| Total fair value of derivative instruments | $— | $408 | $702 | $2,496 |

(i) Included in prepaid expenses and other current assets on the consolidated balance sheets.

(ii) Included in accrued liabilities on the consolidated balance sheets.

As of December 31, 2012, a derivative loss of $0.3 million was included in accumulated other comprehensive loss, net of applicable taxes. The Company expects to reflect this amount in its consolidated statements of income during the next twelve months.

The Company evaluates prospectively as well as retrospectively the effectiveness of its hedge programs using statistical analysis. Prospective testing is performed at the inception of the hedge relationship and quarterly thereafter. Retrospective testing is performed on a quarterly basis. The Company uses the spot price method and excludes the time value of derivative instruments for determination of hedge effectiveness.

The effects of derivative instruments designated as cash flow hedges on the accumulated other comprehensive loss and consolidated statements of income for the years ended December 31, 2012 and 2011 are as follows (in thousands and not tax-effected):

| | Years Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Amount of loss recognized in other comprehensive income (effective portion) | $ (594) | $(4,037) |
| Amount of loss reclassified from accumulated other comprehensive income to operating expenses (effective portion) | $(2,275) | $(2,395) |
| Amount of gain recognized in income on derivatives for the amount excluded from effectiveness testing located in operating expenses | $ 1,277 | $ 161 |

The Company did not have any ineffective portion of the derivative recorded in the consolidated statements of income.

The gain recognized in other income (expense), net for non-designated foreign currency forward contracts for the years ended December 31, 2012 and 2011 is as follows (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Gain (loss) recognized in interest and other income (expense), net | $ (904) | $ 2,296 |

The following table summarizes the cash flow hedges related activities in accumulated other comprehensive loss, net of taxes (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Beginning balance, net of tax benefit of $798 and $174 | $(1,302) | $ (284) |
| Change in unrealized loss, net of tax benefit of $226 and $1,534 | (368) | (2,503) |
| Less: Net loss reclassified to operating expenses, net of tax benefit of $865 and $910 | 1,410 | 1,485 |
| Ending balance, net of tax benefit of $159 and $798 | $ (260) | $(1,302) |

See Note 2. *Summary of Significant Accounting Policies* and Note 9. *Accumulated Other Comprehensive Loss* of Notes to Consolidated Financial Statements for a further discussion.

**Note 11. Facilities Restructuring Charges**

In February 2000, the Company entered into lease agreements for two office buildings located at 2000 and 2100 Seaport Boulevard in Redwood City, California, which the Company occupied from August 2001 through December 2004 as its former corporate headquarters. These lease agreements were originally due to expire in July 2013. As a result of the 2004 Restructuring Plan, the Company relocated the corporate headquarters and subsequently entered into a series of sublease agreements with tenants to occupy a portion of the vacated space. These subleases expire in June and July 2013.

In February 2012, the Company purchased the property associated with its former corporate headquarters in Redwood City, California for approximately $148.6 million in cash, which reflects a purchase price of $153.2 million less a rent credit of $4.6 million. As a result of the transaction, the Company will no longer have any further commitments relating to the original lease agreements. The purchase of the buildings discharges the Company's future lease obligations that were previously accounted for under the 2001 and 2004 Restructuring Plans. The transaction has been accounted for as a purchase of an asset that was previously subject to an operating lease in accordance with ASC 840, *Leases*. The Company was the sole lessee of both of these buildings. During the first quarter of 2012 the Company reversed the existing accrued facilities restructuring liability of $20.6 million and recorded a corresponding facilities restructuring benefit on the consolidated statement of income in accordance with ASC 420, *Exit or Disposal Cost Obligations*. The Company also recorded a charge of approximately $21.2 million representing the cost to terminate the operating lease included in facilities restructuring and facility lease termination costs (benefit), net in the consolidated statements of income. See Note 4. *Property and Equipment* of Notes to Consolidated Financial Statements for a further discussion.

***2004 Restructuring Plan***

In October 2004, the Company announced a restructuring plan ("2004 Restructuring Plan") related to the December 2004 relocation of the Company's corporate headquarters within Redwood City, California. In 2005, the Company subleased the available space at the Pacific Shores Center under the 2004 Restructuring Plan. The Company recorded restructuring charges of approximately $103.6 million, consisting of $21.6 million in leasehold improvement and asset write-offs and $82.0 million related to estimated facility lease losses.

***2001 Restructuring Plan***

During 2001, the Company announced a restructuring plan ("2001 Restructuring Plan") and recorded restructuring charges of approximately $12.1 million, consisting of $1.5 million in leasehold improvement and asset write-offs and $10.6 million related to the consolidation of excess leased facilities in the San Francisco Bay Area and Texas. During 2002, the Company recorded additional restructuring charges of approximately $17.0 million, consisting of $15.1 million related to estimated facility lease losses and $1.9 million in leasehold improvement and asset write-offs. In December 2004, the Company recorded additional restructuring charges of $9.0 million related to estimated facility lease losses. In 2005, the Company subleased the available space at the Pacific Shores Center under the 2001 Restructuring Plan through May 2013, which was subsequently subleased until July 2013 under a December 2007 sublease agreement.

A summary of the activity of the accrued restructuring charges for the years ended December 31, 2012 and 2011 is as follows (in thousands):

| | Accrued Restructuring Charges at December 31, 2011 | Restructuring | | Net Cash Payment | Non-Cash Reclass | Reversal on Purchase of Land and Buildings | Accrued Restructuring Charges at December 31, 2012 |
|---|---|---|---|---|---|---|---|
| | | Charges | Adjustments | | | | |
| **2004 Restructuring Plan** | | | | | | | |
| Excess lease facilities | $20,810 | $97 | $28 | $(2,422) | $(28) | $(18,485) | $ — |
| **2001 Restructuring Plan** | | | | | | | |
| Excess lease facilities | 2,484 | — | — | (327) | — | (2,157) | — |
| **Total restructuring plans** | $23,294 | $97 | $28 | $(2,749) | $(28) | $(20,642) | $ — |

| | Accrued Restructuring Charges at December 31, 2010 | Restructuring | | Net Cash Payment | Non-Cash Reclass | Accrued Restructuring Charges at December 31, 2011 |
|---|---|---|---|---|---|---|
| | | Charges | Adjustments | | | |
| **2004 Restructuring Plan** | | | | | | |
| Excess lease facilities | $33,791 | $1,665 | $(1,882) | $(12,736) | $ (28) | $20,810 |
| **2001 Restructuring Plan** | | | | | | |
| Excess lease facilities | 5,117 | — | (877) | (1,622) | (134) | 2,484 |
| **Total restructuring plans** | $38,908 | $1,665 | $(2,759) | $(14,358) | $(162) | $23,294 |

For the three months ended March 31, 2012, prior to the purchase of the Company's former corporate headquarters, the Company recorded $0.1 million of restructuring charges related to the 2004 Restructuring Plan. These charges consist of accretion charges and amortization of tenant improvements.

In 2011, the Company recorded $1.1 million of restructuring benefit related to the 2004 and 2001 Restructuring Plans. This benefit included an adjustment of $2.9 million due to changes in our assumed sublease income, partially offset by $1.7 million of accretion charges and $0.1 million of tenant improvements amortization charges.

Net cash payments for the three months ended March 31, 2012 for the facilities included in the 2004 and 2001 Restructuring Plans amounted to $2.4 million and $0.3 million, respectively. There were no further activities after the close of the first quarter of 2012. Net cash payments for 2011 and 2010 for facilities included in the 2004 Restructuring Plan amounted to $12.7 million and $13.2 million, respectively. Net cash payments for 2011 and 2010 for facilities included in the 2001 Restructuring Plan amounted to $1.6 million each for both years.

## Note 12. Employee 401(K) Plan

The Company's employee savings and retirement plan (the "Plan") is qualified under Section 401 of the Internal Revenue Code. The Plan is available to all regular employees on the Company's U.S. payroll and provides employees with tax deferred salary deductions and alternative investment options. Employees may contribute up to 50% of their salary up to the statutory prescribed annual limit. The Company matches 50% of the contribution made by an employee, up to a maximum of $3,500 per calendar year. Contributions made by the Company vest 100% upon contribution. The Company contributed $3.6 million, $2.7 million, and $2.1 million for the years ended December 31, 2012, 2011, and 2010 respectively. In addition, the Plan provides for discretionary contributions at the discretion of the Board of Directors. No discretionary contributions have been made by the Company to date.

## Note 13. Income Taxes

The federal, state, and foreign income tax provisions for the years ended December 31, 2012, 2011, and 2010 are summarized as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Current tax provision: | | | |
| Federal | $35,481 | $38,179 | $21,372 |
| State | 4,337 | 5,954 | 5,689 |
| Foreign | 9,417 | 4,943 | 4,564 |
| Total current tax provision | 49,235 | 49,076 | 31,625 |
| Deferred tax provision: | | | |
| Federal | (3,044) | 3,119 | 4,517 |
| State | 597 | (3,197) | (859) |
| Foreign | (2,203) | 135 | (458) |
| Total deferred tax provision | (4,650) | 57 | 3,200 |
| Total provision for income taxes | $44,585 | $49,133 | $34,825 |

The components of income before income taxes attributable to domestic and foreign operations are as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Domestic | $ 87,981 | $120,507 | $ 83,556 |
| Foreign | 49,786 | 46,121 | 37,593 |
| Income before income taxes | $137,767 | $166,628 | $121,149 |

A reconciliation of the provision computed at the statutory federal income tax rate to the Company's income tax provision is as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Income tax provision computed at federal statutory tax rate | $ 48,218 | $58,320 | $42,402 |
| State taxes, net of federal benefit | 1,402 | 2,231 | 3,890 |
| Foreign earnings taxed at different rates | (10,951) | (9,328) | (8,964) |
| Share-based compensation | 3,270 | 571 | 2,080 |
| Return to provision true-up | 92 | (131) | (1,125) |
| Research and development credits | — | (3,023) | (2,755) |
| ASC 740-10 and other | 679 | 493 | (703) |
| Valuation allowance | 1,875 | — | — |
| Total provision for income taxes | $ 44,585 | $49,133 | $34,825 |

Significant components of the Company's deferred tax assets are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 33,095 | $ 34,178 |
| Tax credit carryforwards | 8,563 | 6,688 |
| Deferred revenue | 11,231 | 10,665 |
| Reserves and accrued costs not currently deductible | 12,325 | 9,607 |
| Depreciable assets | 11,003 | 12,220 |
| Accrued restructuring costs | — | 9,068 |
| Share-based compensation | 15,208 | 10,820 |
| Other | — | 1,920 |
| Valuation allowance | (20,179) | (25,057) |
| Total deferred tax assets | 71,246 | 70,109 |
| Deferred tax liabilities: | | |
| Non-deductible intangible assets | (25,435) | (25,481) |
| Other | (897) | — |
| Total deferred tax liabilities | (26,332) | (25,481) |
| Net deferred tax assets | $ 44,914 | $ 44,628 |

ASC 740, *Income Taxes*, provides for the recognition of deferred tax assets if realization of such assets is more likely than not. In assessing the need for any additional valuation allowance in 2012, the Company considered all available evidence both positive and negative, including historical levels of income, legislative developments, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies.

As a result of this analysis for the year ended December 31, 2012, consistent with prior years it was considered more likely than not that our non-stock-based payments related deferred tax assets would be realized except for any increase to the deferred tax asset related to the California research and development credit. A valuation allowance has been recorded against this portion of the credit, even though this attribute has an indefinite life. The remaining valuation allowance is primarily related to deferred tax assets that were created through the benefit from stock option deductions on a "with" and "without" basis and recorded on the balance sheet with a corresponding valuation allowance prior to the Company's adoption of ASC 718, *Stock Compensation*. Pursuant to ASC 718-740-25-10, the benefit of these deferred tax assets will be recorded in the stockholders' equity when they are utilized on an income tax return to reduce the Company's taxes payable, and as such, they will not impact the Company's effective tax rate.

As of December 31, 2012, approximately $18.3 million of the valuation allowance for deferred taxes was attributable to the tax benefits of stock-based deductions which will be credited to equity when realized as discussed in the preceding paragraph. The additional valuation allowance of approximately $1.9 million was attributable to the California research and development credit that would have been recognized in 2012. The valuation allowance decreased by $4.9 million in 2012, $6.6 million in 2011, and $5.8 million in 2010. The declines were primarily due to reductions in stock-based related deferred tax assets to the extent that they were used to reduce income taxes payable.

As of December 31, 2012, the Company had federal net operating loss carryforwards of approximately $72.8 million and foreign net operating loss carryforwards of approximately $18.1 million. The federal net operating loss carryforwards will expire at various times beginning in 2019, if not utilized, and the foreign net operating losses do not have an expiration date. As of December 31, 2012, the Company had state net operating loss carryforwards of approximately $36.1 million that will expire at various times beginning in 2013 if not utilized, and state research and development tax credit carryforwards of approximately $16.1 million, which can be carried forward indefinitely. Utilization of the Company's net operating losses is subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. We do not anticipate expiration of the net operation loss carryforwards prior to their utilization.

The Company has not provided for U.S. federal and foreign withholding taxes on $88.3 million of undistributed earnings from its non-U.S. operations as of December 31, 2012 because the Company intends to indefinitely reinvest such earnings offshore. The Company makes the determination of whether to accrue taxes on such earnings on an entity by entity basis. The residual tax liability if such earnings were remitted may be reduced by foreign tax credits or other tax adjustments. Therefore, it is currently not practicable to compute.

The Company adopted Financial Accounting Standards Board Interpretation No. 48 (ASC 740), *Accounting for Uncertainties in Income Taxes — an Interpretation of FASB Statement No. 109* ("FIN No. 48"), effective January 1, 2007. ASC 740 requires the Company to recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows (in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Beginning balance | $16,298 | $12,400 | $15,632 |
| Additions for tax positions of prior years | 2,407 | 1,925 | 780 |
| Reductions for tax positions of prior years | (475) | (569) | — |
| Additions based on tax positions related to the current year | 4,335 | 3,155 | 3,190 |
| Reductions due to lapse of statute of limitations | (1,486) | (491) | (594) |
| Reductions due to settlements | — | (122) | (6,608) |
| Ending balance | $21,079 | $16,298 | $12,400 |

The unrecognized tax benefits related to ASC 740-10, if recognized, would impact the income tax provision by $18.9 million, $15.3 million, and $11.7 million for the years ended December 31, 2012, 2011, and 2010, respectively. The unrecognized tax benefits were $21.1 million, $16.3 million, and $12.4 million as of December 31, 2012, 2011, and 2010, respectively. The changes were primarily due to the settlements with the Internal Revenue Service in 2010, the expiration of certain statute of limitations in all three years, and the net accrual for uncertain tax positions based upon the annual analysis. The Company has elected to include interest and penalties as a component of income tax expense. Accrued interest and penalties at December 31, 2012 and 2011 were approximately $2.3 million and $2.4 million, respectively. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company files U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The Company has been informed by certain state and foreign taxing authorities that it has been selected for examination. Most state and foreign jurisdictions have three to six open tax years at any point in time. The field work for certain state and foreign audits has commenced and is at various stages of completion as of December 31, 2012.

Although the outcome of any tax audit is uncertain, the Company believes that it has adequately provided in its financial statements for any additional taxes that it may be required to pay as a result of such examinations. The Company regularly assesses the likelihood of outcomes resulting from these examinations to determine the adequacy of its provision for income taxes, and believes its current reserve to be reasonable. If tax payments ultimately prove to be unnecessary, the reversal of these tax liabilities would result in tax benefits in the period that the Company had determined such liabilities were no longer necessary. However, if an ultimate tax assessment exceeds its estimate of tax liabilities, an additional tax provision might be required.

**Note 14. Net Income per Common Share**

Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution of securities by adding other common stock equivalents, primarily stock options, restricted stock units, and common shares potentially issuable under the terms of the Convertible Senior Notes, to the weighted-average number of common shares outstanding during the period, if dilutive. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive.

The calculation of basic and diluted net income per share is as follows (in thousands, except per share amounts):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| ***Basic:*** | | | |
| Net income | $ 93,182 | $117,495 | $ 86,324 |
| Weighted-average shares of common stock used to compute basic net income per share | 107,874 | 103,956 | 92,361 |
| Net income per share-basic | $ 0.86 | $ 1.13 | $ 0.93 |
| ***Diluted:*** | | | |
| Net income | $ 93,182 | $117,495 | $ 86,324 |
| Effect of convertible senior notes, net of related tax effects | — | 811 | 3,848 |
| Net income adjusted-diluted | $ 93,182 | $118,306 | $ 90,172 |
| Weighted-average shares of common stock used to compute basic net income per share | 107,874 | 103,956 | 92,361 |
| Effect of dilutive common stock equivalents: | | | |
| Dilutive effect of employee stock options | 3,863 | 6,001 | 6,248 |
| Dilutive effect of unvested restricted stock units | 352 | 522 | 425 |
| Dilutive effect of convertible senior notes | — | 2,061 | 10,049 |
| Shares used in computing diluted net income per common share | 112,089 | 112,540 | 109,083 |
| Net income per share-diluted | $ 0.83 | $ 1.05 | $ 0.83 |
| Weighted average stock options and restricted stock units excluded from calculation due to anti-dilutive effect | 3,844 | 1,273 | 58 |

The diluted net income per common share calculation requires the dilutive effect of convertible securities to be reflected in the diluted net income per share by application of the "if-converted" method. This method assumes an add-back of interest and amortization of issuance cost, net of income taxes, to net income if the securities are converted. The Company determined that for years ended December 31, 2011 and 2010, the Convertible Senior Notes had a dilutive effect on diluted net income per share, and as such, it had an add-back of $0.8 million and $3.8 million, respectively, in interest and issuance cost amortization, net of income taxes, to net income for the diluted net income per share calculation. The impact of the Notes for the year ended December 31, 2011 represents interest and issuance cost amortization until the redemption of the Notes on March 18, 2011. See Note 6. *Borrowings — Convertible Senior Notes* of Notes to Consolidated Financial Statements for a further discussion.

## Note 15. Commitments and Contingencies

*Lease Obligations*

In December 2004, the Company relocated its corporate headquarters within Redwood City, California and entered into a new lease agreement for two buildings at 100 and 200 Cardinal Way. The initial lease term was from December 15, 2004 to December 31, 2007 with a three-year option to renew to December 31, 2010 at fair market value. In May 2007, the Company exercised its renewal option to extend the office lease term to December 31, 2010. In May 2009, the Company executed the lease amendment to further extend the lease term for another three years to December 31, 2013. The future minimum contractual lease payment is $3.6 million for the year ending December 31, 2013.

In February 2000, the Company entered into lease agreements for two office buildings located at 2000 and 2100 Seaport Boulevard in Redwood City, California, which the Company occupied from August 2001 through December 2004 as its former corporate headquarters. These lease agreements were originally due to expire in July 2013. As a result of the 2004 Restructuring Plan, the Company relocated the corporate headquarters and subsequently entered into a series of sublease agreements with tenants to occupy a portion of the vacated space. These subleases expire in June and July 2013.

In February 2012, the Company purchased the property associated with its former corporate headquarters in Redwood City, California for approximately $148.6 million in cash, which reflects a purchase price of $153.2 million less a rent credit of $4.6 million. As a result of the transaction, the Company will no longer have any further commitments relating to the original lease agreements. The Company expects to receive payments from the tenants of approximately $3.0 million as the owner of the buildings, which include rental income of $1.3 million and reimbursement of certain property costs such as common area maintenance, insurance, and property taxes, through the remainder of their respective lease terms of $1.7 million. The estimates of lease income may vary significantly depending, in part, on factors that may be beyond the Company's control, such as the global economic downturn, time periods required to locate and contract suitable leases, and market rates at the time of leases. Currently, the Company has leased its former corporate headquarters through July 2013. Future adjustments to the expected lease income could result from any default by a lessor, which could impact the time period that the buildings will be vacant, expected lease rates, and expected lease terms.

The Company leases certain office facilities under various non-cancelable operating leases, which expire at various dates through 2021 and require the Company to pay operating costs, including property taxes, insurance, and maintenance. Rental expense was $15.1 million, $14.9 million, and $12.7 million in fiscal years 2012, 2011, and 2010, respectively.

Future minimum lease payments as of December 31, 2012 under non-cancelable operating leases with original terms in excess of one year are summarized as follows (in thousands):

| | Operating Leases |
|---|---|
| 2013 | $12,919 |
| 2014 | 8,525 |
| 2015 | 7,776 |
| 2016 | 4,246 |
| 2017 | 2,349 |
| Thereafter | 3,605 |
| Total future minimum operating lease payments | $39,420 |

***Warranties***

The Company generally provides a warranty for its software products and services to its customers for a period of three to six months and accounts for its warranties. The Company's software products' media are generally warranted to be free from defects in materials and workmanship under normal use, and the products are also generally warranted to substantially perform as described in certain Company documentation and the product specifications. The Company's services are generally warranted to be performed in a professional manner and to materially conform to the specifications set forth in a customer's signed contract. In the event there is a failure of such warranties, the Company generally will correct or provide a reasonable work-around or replacement product. To date, the Company's product warranty expense has not been significant. The warranty accrual as of December 31, 2012 and 2011 was not material.

***Indemnification***

The Company sells software licenses and services to its customers under contracts, which the Company refers to as the License to Use Informatica Software ("License Agreement"). Each License Agreement contains the relevant terms of the contractual arrangement with the customer and generally includes certain provisions for indemnifying the customer against losses, expenses, liabilities, and damages that may be awarded against the customer in the event the Company's software is found to infringe upon a patent, copyright, trademark, or other proprietary right of a third party. The License Agreement generally limits the scope of and remedies for such indemnification obligations in a variety of industry-standard respects, including but not limited to certain time and scope limitations and a right to replace an infringing product with a non-infringing product.

The Company believes its internal development processes and other policies and practices limit its exposure related to the indemnification provisions of the License Agreement. In addition, the Company requires its employees to sign a proprietary information and inventions agreement, which assigns the rights to its employees' development work to the Company. To date, the Company has not had to reimburse any of its customers for any losses related to these indemnification provisions, and no material claims against the Company are outstanding as of December 31, 2012. For several reasons, including the lack of prior indemnification claims and the lack of a monetary liability limit for certain infringement cases under the License Agreement, the Company cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

As permitted under Delaware law, the Company has agreements whereby the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request, in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has director and officer insurance coverage that reduces the Company's exposure and enables the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

The Company accrues for loss contingencies when available information indicates that it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated in accordance with ASC 450, *Contingencies*.

***Derivative Financial Instruments***

The Company uses derivative instruments to manage its exposure to fluctuations in certain foreign currency exchange rates which exist as part of ongoing business operations. See Note 2. *Summary of Significant Accounting Policies*, Note 9. *Accumulated Other Comprehensive Loss*, and Note 10. *Derivative Financial Instruments* of Notes to Consolidated Financial Statements for a further discussion.

## Note 16. Litigation

The Company is a party to various legal proceedings and claims arising from the normal course of its business activities, including proceedings and claims related to patents and other intellectual property related matters. The Company reviews the status of each matter and records a provision for a liability when it is considered both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed quarterly and adjusted as additional information becomes available. If both of the criteria are not met, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses, may be incurred. If there is a reasonable possibility that a material loss may be incurred, the Company discloses the estimate of the possible loss, range of loss, or a statement that such an estimate cannot be made.

Litigation is subject to inherent uncertainties. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company's financial position and results of operation for the period in which the unfavorable outcome occurred, and potentially in future periods.

## Note 17. Related Party Transaction

Mark A. Bertelsen, a director of the Company since September 2002, serves as a member of Wilson Sonsini Goodrich & Rosati ("WSGR"), our principal outside legal counsel. Fees paid by the Company to WSGR for legal services rendered for the years ended December 31, 2012, 2011, and 2010 were $1.0 million, $0.9 million, and $1.4 million, respectively. The Company believes that the services rendered by WSGR were provided on terms no more or less favorable than those with unrelated parties.

## Note 18. Significant Customer Information and Segment Information

The Company is organized and operates in a single segment: the design, development, marketing, and sales of software solutions. The Company's chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The Company markets its products and services in the United States and in foreign countries through its direct sales force and indirect distribution channels.

No customer accounted for more than 10% of revenue in 2012, 2011, and 2010. At December 31, 2012 and 2011, no customer accounted for more than 10% of the accounts receivable balance. North America revenues include the United States and Canada. Revenue from international customers (defined as those customers outside of North America) accounted for 35%, 34% and 34% of total revenues in 2012, 2011, and 2010, respectively.

Total revenue by geographic region is summarized as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Revenues: | | | |
| North America | $524,191 | $516,348 | $431,270 |
| Europe | 202,861 | 195,850 | 161,969 |
| Other | 84,519 | 71,581 | 56,837 |
| Total revenues | $811,571 | $783,779 | $650,076 |

Property and equipment, net by geographic region is summarized as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Property and equipment, net: | | |
| North America | $135,388 | $ 8,518 |
| Europe | 3,282 | 1,751 |
| Other | 6,804 | 5,756 |
| Total property and equipment, net | $145,474 | $16,025 |

The Company's revenues are derived from software licenses, maintenance, consulting and education services, and customer support. It is impracticable to disaggregate software license revenue by product. The Company's disaggregated revenue information is as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| License | $320,982 | $353,664 | $295,110 |
| Service revenues: | | | |
| Maintenance | 360,769 | 314,043 | 255,417 |
| Consulting, education, and other | 129,820 | 116,072 | 99,549 |
| Total service revenues | 490,589 | 430,115 | 354,966 |
| Total revenues | $811,571 | $783,779 | $650,076 |

**Note 19. Selected Quarterly Financial Information (Unaudited)**

| | Three Months Ended | | | |
|---|---|---|---|---|
| | December 31, 2012 | September 30, 2012 | June 30, 2012 | March 31, 2012 |
| | (In thousands, except per share data) | | | |
| Total revenues | $234,741 | $190,318 | $190,492 | $196,020 |
| Gross profit | 194,257 | 153,566 | 152,295 | 158,831 |
| Income from operations | 44,601 | 25,139 | 28,202 | 38,017 |
| Net income | 31,066 | 15,501 | 20,086 | 26,529 |
| Net income per common share: | | | | |
| Basic | $ 0.29 | $ 0.14 | $ 0.19 | $ 0.25 |
| Diluted | $ 0.28 | $ 0.14 | $ 0.18 | $ 0.24 |
| Shares used in computing net income per common share: | | | | |
| Basic | 107,627 | 108,091 | 108,245 | 107,576 |
| Diluted | 110,802 | 111,776 | 113,027 | 112,792 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | December 31, 2011 | September 30, 2011 | June 30, 2011 | March 31, 2011 |
| | (In thousands, except per share data) | | | |
| Total revenues | $227,133 | $195,887 | $192,727 | $168,032 |
| Gross profit | 188,792 | 159,288 | 157,260 | 134,984 |
| Income from operations | 59,386 | 37,237 | 36,187 | 31,888 |
| Net income | 42,386 | 26,990 | 26,210 | 21,909 |
| Net income per common share: | | | | |
| Basic | $ 0.40 | $ 0.25 | $ 0.25 | $ 0.23 |
| Diluted | $ 0.38 | $ 0.24 | $ 0.23 | $ 0.20 |
| Shares used in computing net income per common share: | | | | |
| Basic | 106,555 | 106,274 | 106,014 | 96,858 |
| Diluted | 112,166 | 112,406 | 113,148 | 112,318 |

Diluted net income per common share is calculated according to ASC 260, *Earnings per Share*, which requires the dilutive effect of convertible securities to be reflected in the diluted net income per share by application of the "if-converted" method. This method assumes an add-back of interest and issuance cost amortization, net of income taxes to net income if the securities are converted. The Company determined that for the year ended December 31, 2011, the Convertible Senior Notes had a dilutive effect on diluted net income per share, and as such, they had an add-back of $0.8 million in interest and issuance cost amortization, net of income taxes, to net income for the diluted net income per share calculation. The impact of the Notes for the year ended December 31, 2011 represents interest and issuance cost amortization until the redemption of the Notes on March 18, 2011. See Note 6. *Borrowings — Convertible Senior Notes* of Notes to Consolidated Financial Statements for a further discussion.

## Note 20. Acquisitions

### *Heiler Software AG*

In December 2012, the Company completed the takeover offer for Heiler Software AG, a publicly-traded German company. As of December 31, 2012, the Company held approximately 97.7% of the outstanding shares of Heiler Software. The Company purchased the outstanding shares of Heiler Software AG at a price of 7.04 Euro per share in cash, or approximately $101.9 million. Heiler Software AG provides enterprise product information management, master data management and procurement solutions that enable retailers, distributors and manufacturers to manage product information across channels and data sources. The Company has consolidated the financial results of Heiler Software AG financial results with its financial results. The Company intends to take further measures under German laws in order to fully integrate Heiler Software's business with its business, which the Company expects will be complete in late 2013.

The fair value of the noncontrolling interest in Heiler at the acquisition date was $2.9 million. The valuation techniques and significant inputs used to measure the fair value of the noncontrolling interest included quoted market prices.

The following table summarizes the fair value of assets acquired and liabilities assumed of $101.9 million (in thousands):

| | |
|---|---|
| Net tangible assets | $ 16,400 |
| Identifiable intangible assets: | |
| Developed and core technology | 16,586 |
| Customer relationships | 5,339 |
| Contract backlog | 648 |
| Trade names | 298 |
| In-process research and development | 3,784 |
| Noncontrolling interest | (2,861) |
| Total identifiable net assets | 40,194 |
| Goodwill | 61,660 |
| Total cash consideration | $101,854 |

The goodwill is not deductible for tax purposes.

### *Other Acquisitions in 2012*

In addition, during fiscal 2012 the Company acquired all of the outstanding securities of Data Scout Solutions Group Limited and TierData, Inc., both of which were privately-held companies, for an aggregate consideration of approximately $12.0 million. Total assets acquired and liabilities assumed was approximately $15.0 million of which approximately $3.9 million was allocated to identifiable intangible assets, $3.9 million to net liabilities assumed, and $15.0 million was allocated to goodwill, which is partially deductible for tax purposes. Total acquiree transaction related costs and other liabilities was approximately $1.9 million, and include legal, accounting, and consulting fees as of the date of the acquisitions.

Approximately $2.8 million of the consideration otherwise payable to former shareholders was held as partial security for certain indemnification obligations, and will be held back for payment until March 2014.

At the time of these two acquisitions, the Company was obligated to pay up to an additional $6.0 million for certain variable and deferred earn-out payments based upon the achievement of certain performance targets. The Company determined the fair market value of these earn-outs based on probability analysis. The fair market value and gross amount of these earn-out payments were $4.9 million and $6.0 million, respectively. The fair value measurement is based on significant inputs not observed in the market and thus represents a *Level 3* measurement, which reflect the Company's own assumptions in measuring fair value. The Company paid $0.2 million in earn-out payments during the year ended December 31, 2012. The fair value of the contingent consideration liability associated with these earn-outs was $4.5 million as of December 31, 2012.

***Acquisitions in 2011***

During the year ended December 31, 2011, the Company acquired all of the outstanding securities of ActiveBase and WisdomForce, and acquired certain assets of Sand Technology Inc. for an aggregate consideration of approximately $37.0 million. Total assets acquired and liabilities assumed was approximately $48.2 million of which approximately $14.1 million was allocated to identifiable intangible assets, $4.3 million to net liabilities assumed, and $38.4 million was allocated to goodwill which is partially deductible for tax purposes. Total acquiree transaction related costs and other liabilities was approximately $1.2 million, and include legal, accounting, and consulting fees as of the date of the acquisitions. As a result of the acquisitions, the Company also assumed certain liabilities and commitments.

Approximately $7.0 million of the consideration otherwise payable to former shareholders of the three acquirees was placed into escrow funds and held as partial security for certain indemnification obligations, and $1.0 million was held back and subsequently paid upon the achievement of certain customer-related conditions. As of December 31, 2012, $5.6 million has been released from the escrow funds and the remaining $1.4 million will remain in place until the second half of 2013.

At the time of these three acquisitions, the Company was obligated to pay up to an additional $16.0 million for certain variable and deferred earn-out payments based upon the achievement of certain performance targets. The Company determined the fair market value of these earn-outs based on probability analysis. The fair market value and gross amount of these earn-out payments were $12.5 million and $16.0 million, respectively. The fair value measurement is based on significant inputs not observed in the market and thus represents a *Level 3* measurement, which reflect the Company's own assumptions in measuring fair value. The Company paid $7.9 million in earn-out payments during the year ended December 31, 2012. The fair value of the contingent consideration liability associated with these earn-outs was $4.7 million as of December 31, 2012.

The Company's business combinations completed in 2012 and 2011 did not have a material impact on the Company's consolidated financial statements, and therefore pro forma disclosures have not been presented.

## ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

## ITEM 9A. *CONTROLS AND PROCEDURES*

(a) *Evaluation of disclosure controls and procedures.* Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Report. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (1) is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) is accumulated and communicated to Informatica's management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting. Management's assessment of the effectiveness of our internal control over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

(b) *Management's annual report on internal control over financial reporting.* The information required to be furnished pursuant to this item is set forth under the captions "Report of Management on Internal Control Over Financial Reporting" and "Report of Independent Registered Accounting Firm" in Part II, Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

(c) *Change in internal control over financial reporting.* There were no changes in our internal controls over financial reporting that occurred during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. *OTHER INFORMATION*

Not applicable.

## PART III

### ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE*

**Executive Officers of the Registrant**

The following table sets forth certain information concerning our executive officers as of January 31, 2013:

| Name | Age | Position(s) |
|---|---|---|
| Sohaib Abbasi | 56 | Chairman of the Board, Chief Executive Officer and President |
| Earl Fry | 54 | Chief Financial Officer, Chief Administrative Officer, Executive Vice President, Global Customer Support and Services, and Secretary |
| Margaret Breya | 51 | Executive Vice President and Chief Marketing Officer |
| Ivan Chong | 45 | Executive Vice President, New Products |
| James Markarian | 46 | Executive Vice President and Chief Technology Officer |
| John McGee | 49 | Executive Vice President, Worldwide Field Operations |
| Girish Pancha | 48 | Executive Vice President and Chief Product Officer |

Our executive officers are appointed by, and serve at the discretion of, the Board of Directors. There is no family relationship between any of our executive officers or directors.

*Sohaib Abbasi* has been our President and Chief Executive Officer since July 2004 and a member of our Board of Directors since February 2004. From 2001 to 2003, Mr. Abbasi was Senior Vice President, Oracle Tools Division and Oracle Education at Oracle Corporation, which he joined in 1982. From 1994 to 2000, he was Senior Vice President Oracle Tools Product Division at Oracle Corporation. Mr. Abbasi graduated with honors from the University of Illinois at Urbana-Champaign in 1980, where he earned both a B.S. and an M.S. degree in computer science. Mr. Abbasi serves on the Board of Directors of Red Hat, Inc.

*Earl Fry* joined us as the Chief Financial Officer and Senior Vice President in December 1999. In July 2002, Mr. Fry became the Secretary. In August 2003, Mr. Fry was promoted to Executive Vice President. In January 2010, Mr. Fry was promoted to Chief Administrative Officer and Executive Vice President, Global Customer Support. From November 1995 to December 1999, Mr. Fry was Vice President and Chief Financial Officer at Omnicell Technologies, Inc. From July 1994 to November 1995, he was Vice President and Chief Financial Officer at C*ATS Software, Inc. Mr. Fry holds a B.B.A. degree in accounting from the University of Hawaii and an M.B.A. degree from Stanford University. Mr. Fry serves on the Board of Directors of Central Pacific Financial Corporation.

*Margaret Breya* joined Informatica in December 2012 as our Executive Vice President and Chief Marketing Officer. Prior to joining Informatica, Ms. Breya held various positions at Hewlett-Packard from November 2010 to December 2012, most recently as Senior Vice President of Marketing Services. Ms. Breya also served as Executive Vice President and General Manager at SAP from January 2008 to November 2010. In addition, Ms. Breya served as Executive Vice President, General Manager and Chief Marketing Officer at Business Objects from December 2006 to January 2008, Chief Marketing Officer and Chief Strategy Officer at BEA Systems from November 2004 to November 2006, and in various positions at Sun Microsystems from July 1996 to November 2004, including as Senior Vice President of Marketing.

Ms. Breya holds a B.S. degree in electrical engineering from the University of Illinois and a M.B.A. degree from the University of Oregon.

*Ivan Chong* joined Informatica in October 1997 with responsibilities overseeing product management for Informatica's flagship product PowerCenter. In February 2005, Mr. Chong became Vice President of Product Marketing. In January 2007, Mr. Chong was promoted to Senior Vice President and General Manager for Informatica's Data Quality Business Unit. In January 2010, Mr. Chong was promoted to Executive Vice President. From December 1995 to September 1997 he worked at an Internet advertising startup, NetGravity. From September 1989 to December 1995, Mr. Chong had various product management roles at Oracle Corporation within the Oracle Tools Division. Mr. Chong holds both an M.S. degree and a B.S. degree from MIT's Department of Electrical Engineering and Computer Science.

*James Markarian* joined Informatica in November 1998 and has been our Chief Technology Officer and Executive Vice President since October 2010. Mr. Markarian has held other executive and management positions at Informatica, most recently as Senior Vice President and General Manager, Data Integration, from February 2009 to October 2010. Prior to that, Mr. Markarian served as Senior Vice President and Chief Technology Officer from August 2003 to January 2009. Prior to joining Informatica, Mr. Markarian spent 10 years at Oracle in various development and management positions, including architect for the Oracle Tools division, manager of Oracle's Object Tools development and manager of Oracle Forms development. He also served on Oracle's Architecture Review Board. Mr. Markarian holds a B.S. degree in computer science and economics and a M.S. degree in economics from Boston University.

*John McGee* joined Informatica in July 2012 as our Executive Vice President, Worldwide Field Operations. Prior to joining Informatica, Mr. McGee was President and Chief Operating Officer at Thunderhead Ltd. from September 2010 to December 2012. Prior to joining Thunderhead, Mr. McGee was Vice President of Americas Field Operations at Adobe Systems Incorporated from May 2007 to August 2010. Mr. McGee also served as Vice President of Americas Sales at EMC from December 2003 to April 2007, and held previous sales roles at Documentum and Dun & Bradstreet. Mr. McGee holds a B.S. degree in finance from Pennsylvania State University and a M.B.A degree from Columbia University.

*Girish Pancha* was an early employee of Informatica, serving in engineering management roles from November 1996 to October 1998. Mr. Pancha left in 1998 to co-found Zimba, a developer of mobile applications providing real-time access to corporate information via voice, wireless, and Web technologies. Upon Informatica's acquisition of Zimba in August 2000, Mr. Pancha rejoined us as Vice President and General Manager of the Platform Business Unit. In August 2002, he became Senior Vice President of Products. In August 2003, Mr. Pancha was promoted to Executive Vice President. Prior to Informatica, Mr. Pancha spent eight years in various development and management positions at Oracle. Mr. Pancha holds a B.S. degree in electrical engineering from Stanford University and an M.S. degree in electrical engineering from the University of Pennsylvania.

Information with respect to our Directors, our Code of Business Conduct, and corporate governance matters is included under the caption "Proposal One — Election of Directors" in the Proxy Statement for the 2013 Annual Meeting of Stockholders, which proxy statement will be filed within 120 days of our fiscal year ended December 31, 2012 (the "2013 Proxy Statement"), and is incorporated herein by reference. Information regarding delinquent filers pursuant to Item 405 of Regulation S-K is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2013 Proxy Statement and is incorporated herein by reference.

**ITEM 11.** ***EXECUTIVE COMPENSATION***

The information required by this item is included under the captions, "Election of Directors — Director Compensation," "Compensation Committee Interlocks and Insider Participation," and "Executive Officer Compensation" in the 2013 Proxy Statement and is incorporated herein by reference.

**ITEM 12.** ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS***

The information required by this item is included under the captions "Security Ownership of Principal Stockholders and Management" and "Equity Compensation Plan Information" in the 2013 Proxy Statement and is incorporated herein by reference.

**ITEM 13.** ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

The information required by this item is included under the captions "Transactions with Management" and "Election of Directors" in the 2013 Proxy Statement and is incorporated herein by reference.

**ITEM 14.** ***PRINCIPAL ACCOUNTANT FEES AND SERVICES***

The information required by this item is included under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" in the 2013 Proxy Statement and is incorporated herein by reference.

## PART IV

**ITEM 15.** ***EXHIBITS and FINANCIAL STATEMENT SCHEDULES***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

**1. Consolidated Financial Statements:**

Reference is made to the Index to consolidated financial statements of Informatica Corporation under Item 8 of Part II hereof.

**2. Financial Statement Schedule:**

The following schedule is included herein:

Valuation and Qualifying Accounts (Schedule II)

All other schedules are omitted because they are not applicable or the amounts are immaterial or the required information is presented in the consolidated financial statements and notes thereto in Part II, Item 8 above.

**Schedule II — Valuation and Qualifying Accounts**
**(In thousands)**

| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Acquisitions | Deductions | Balance at End of Period |
|---|---|---|---|---|---|
| **Provision for Doubtful Accounts:** | | | | | |
| Year ended December 31, 2012 | $4,001 | $428 | $1,139 | $(108) | $5,460 |
| Year ended December 31, 2011 | $4,289 | $(31) | $ 33 | $(290) | $4,001 |
| Year ended December 31, 2010 | $3,454 | $(30) | $1,475 | $(610) | $4,289 |

**3. Exhibits**

See Exhibit Index immediately following the signature page of this Form 10-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 28, 2013

**INFORMATICA CORPORATION**

By: /s/ SOHAIB ABBASI

Sohaib Abbasi
*Chief Executive Officer, President, and Chairman of the Board*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ SOHAIB ABBASI<br>Sohaib Abbasi | Chief Executive Officer, President, and Chairman of the Board of Directors *(Principal Executive Officer)* | February 28, 2013 |
| /s/ EARL FRY<br>Earl Fry | Chief Financial Officer, Chief Administration Officer and EVP, Global Customer Support and Services, and Secretary *(Principal Financial and Accounting Officer)* | February 28, 2013 |
| /s/ MARK BERTELSEN<br>Mark Bertelsen | Director | February 28, 2013 |
| /s/ AMY CHANG<br>Amy Chang | Director | February 28, 2013 |
| /s/ MARK GARRETT<br>Mark Garrett | Director | February 28, 2013 |
| /s/ GERALD HELD<br>Gerald Held | Director | February 28, 2013 |
| /s/ CHARLES ROBEL<br>Charles Robel | Director | February 28, 2013 |
| /s/ BROOKE SEAWELL<br>Brooke Seawell | Director | February 28, 2013 |
| /s/ GEOFF SQUIRE<br>Geoff Squire | Director | February 28, 2013 |
| /s/ GODFREY SULLIVAN<br>Godfrey Sullivan | Director | February 28, 2013 |

**INFORMATICA CORPORATION**
**EXHIBITS TO ANNUAL REPORT ON FORM 10-K**
**For the year ended December 31, 2012**

| Exhibit Number | Document |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of Informatica Corporation (*incorporated by reference to Exhibit 3.2 to Amendment No. 1 of the Company's Registration Statement on Form S-1 filed on April 8, 1999, Commission File No. 333-72677*). |
| 3.2 | Certificate of Amendment to the Company's Amended and Restated Certificate of Incorporation to increase the aggregate number of shares of the Company's common stock authorized for issuance from 100,000,000 to 200,000,000 shares (*incorporated by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q filed on August 14, 2000, Commission File No. 0-25871*). |
| 3.3 | *Amended and Restated Bylaws of Informatica Corporation (incorporated by reference to the Company's Current Report on Form 8-K filed on March 15, 2011, Commission File No. 0-25871).* |
| 4.1 | Reference is made to Exhibits 3.1 through 3.3. |
| 10.1* | Form of Indemnification Agreement between the Company and each of its executive officers and directors (*incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K filed on February 25, 2011, Commission File No. 0-25871*). |
| 10.2* | 2009 Equity Incentive Plan, as amended (*incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2012, Commission File No. 0-25871*). |
| 10.3* | Form of 2009 Equity Incentive Plan Stock Option Award Agreement and Notice of Stock Option Award (*incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K filed on February 25, 2011, Commission File No. 0-25871*). |
| 10.4* | Form of 2009 Equity Incentive Plan Stock Option Award Agreement and Notice of Stock Option Award for Non-Employee Directors (*incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K filed on February 25, 2011, Commission File No. 0-25871*). |
| 10.5* | Form of 2009 Equity Incentive Plan RSU Award Agreement and Notice of RSU Award (*incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K filed on February 25, 2011, Commission File No. 0-25871*). |
| 10.6* | Form of 2009 Equity Incentive Plan RSU Award Agreement and Notice of RSU Award for Executive Officers (*incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 7, 2011, Commission File No. 0-25871*). |
| 10.7* | Form of 2009 Equity Incentive Plan RSU Award Agreement and Notice of RSU Award for Non-Employee Directors (*incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2011, Commission File No. 0-25871*). |
| 10.8* | Form of 2009 Equity Incentive Plan Performance-Based RSU Award Agreement and Notice of RSU Award (*incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed on February 24, 2012, Commission File No. 0-25871*). |
| 10.9* | Form of 2009 Equity Incentive Plan Performance-Based RSU Award Agreement and Notice of RSU Award for Executive Officers (*incorporated by reference to the Company's Current Report on Form 8-K filed on January 30, 2012, Commission File No. 0-25871).* |

| Exhibit Number | Document |
|---|---|
| 10.10* | Employee Stock Purchase Plan (*incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 29, 2008, Commission File No. 0-25871*). |
| 10.11 | Siperian, Inc. 2003 Equity Incentive Plan (*incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 filed on February 11, 2010, Commission File No. 333-164875*). |
| 10.12* | 2000 Employee Stock Incentive Plan, as amended (*incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2001, Commission File No. 0-25871*). |
| 10.13* | 1999 Stock Incentive Plan, as amended (*incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K filed on February 28, 2008, Commission File No. 0-25871*). |
| 10.14* | 1999 Non-Employee Director Stock Incentive Plan (*incorporated by reference to Exhibit 10.13 to Amendment No. 1 of the Company's Registration Statement on Form S-1 filed on April 8, 1999, Commission File No. 333-72677*). |
| 10.15* | Amendment to the 1999 Non-Employee Director Stock Incentive Plan (*incorporated by reference to Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2003, Commission File No. 0-25871*). |
| 10.16* | Form of Letter Agreement Regarding Equity Award Change of Control Vesting between the Company and its Non-Employee Directors (*incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K filed on February 25, 2011, Commission File No. 0-25871*). |
| 10.17* | Employment Agreement dated July 19, 2004 between the Company and Sohaib Abbasi (*incorporated by reference to Exhibit 10.26 of the Company's Quarterly Report on Form 10-Q filed on August 5, 2004, Commission File No. 0-25871*). |
| 10.18* | Amendment to Sohaib Abbasi Employment Agreement dated December 31, 2008 (*incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed on February 26, 2009, Commission File No. 0-25871*). |
| 10.19* | Second Amendment to Sohaib Abbasi Employment Agreement dated April 28, 2010 (*incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 5, 2010, Commission File No. 0-25871*). |
| 10.20* | Form of Amended and Restated Executive Severance Agreement between the Company and each of its executive officers (other than the Chief Executive Officer) (*incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 5, 2010, Commission File No. 0-25871*). |
| 10.21* | Offer Letter for John McGee dated July 18, 2012 (*incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 7, 2012, Commission File No. 0-25871*). |
| 10.22* | Offer Letter for Margaret Breya dated November 25, 2012. |
| 10.23* | Description of 2012 Corporate Bonus Plan (*incorporated by reference to the Company's Current Report on Form 8-K filed on January 30, 2012, Commission File No. 0-25871*). |
| 10.24* | Description of 2013 Corporate Bonus Plan (*incorporated by reference to the Company's Current Report on Form 8-K filed on January 30, 2013, Commission File No. 0-25871*). |

| Exhibit Number | Document |
|---|---|
| 10.25 | Lease Agreement regarding Building 1 Lease, dated as of February 22, 2000, by and between the Company and Pacific Shores Center LLC (*incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed on March 30, 2000, Commission File No. 0-25871*). |
| 10.26 | Lease Agreement regarding Building 2 Lease, dated as of February 22, 2000, by and between the Company and Pacific Shores Center LLC (*incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed on March 30, 2000, Commission File No. 0-25871*). |
| 10.27 | Lease Agreement dated as of October 7, 2004, by and between the Company and Seaport Plaza Associates, LLC (*incorporated by reference to Exhibit 10.28 of the Company's Annual Report on Form 10-K filed on March 8, 2005, Commission File No. 0-25871*). |
| 10.28 | Credit Agreement, dated as of September 29, 2010, by and among Informatica Corporation, each of the lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as Administrative Agent, Comerica Bank, as Syndication Agent, Bank of America, N.A., HSBC Bank USA, National Association and Wells Fargo Bank, National Association, as Co-Documentation Agents, and J.P. Morgan Securities LLC and Comerica Bank, as Joint Bookrunners and Joint Lead Arrangers (*incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 5, 2010, Commission File No. 0-25871*). |
| 10.29 | Purchase and Sale Agreement between Informatica Corporation and VII Pacific Shores Investors, L.L.C., dated as of November 17, 2011, as amended (*incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K filed on February 24, 2012, Commission File No. 0-25871).* |
| 21.1 | List of Subsidiaries. |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1** | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101.INS | XBRL Instance. |
| 101.SCH | XBRL Taxonomy Extension Schema. |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase. |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase. |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase. |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase. |

* Indicates management contract or compensatory plan or arrangement.

** Furnished, not filed.

(This page has been left blank intentionally.)

## Board of Directors

Sohaib Abbasi, Chairman & CEO
Informatica Corporation

Mark A. Bertelsen, Esq., Senior Partner
Wilson Sonsini Goodrich & Rosati

Amy Chang, Former Global Head of Product,
Ads Measurement and Reporting
Google Inc.

Mark S. Garrett, Executive Vice President & CFO
Adobe Systems Incorporated

Gerald D. Held, CEO
Held Consulting, LLC

Charles J. Robel, Former Chairman of the Board
McAfee, Inc.

A. Brooke Seawell, Venture Partner
New Enterprise Associates

Geoffrey W. Squire, O.B.E., Chairman
Kognitio Ltd.

Godfrey R. Sullivan, Chairman & CEO
Splunk, Inc.

REGISTRAR AND TRANSFER AGENT
American Stock Transfer & Trust
6201 15th Avenue
Brooklyn, New York 11219

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
303 Almaden Boulevard
San Jose, California 95110

LEGAL COUNSEL
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304

INVESTOR CONTACT
Investor Relations
100 Cardinal Way
Redwood City, California 94063
Phone: 650.385.5289

TRADING SYMBOL
The Common Stock of Informatica Corporation
is traded on the NASDAQ Global Select Market
under the symbol INFA.



**Worldwide Headquarters** 100 Cardinal Way, Redwood City, California 94063, USA
phone: 650.385.5000 fax: 650.385.5500 toll-free in the U.S.: 1.800.653.3871 informatica.com

**European Headquarters** Edisonbaan 14a, 3439 MN Nieuwegein, Postbus 116, 3430 AC Nieuwegein, The Netherlands
phone: +31.0.30.60.86700 fax: +31.0.30.60.86777

**Asia Pacific Headquarters** Level 5, 255 George Street, Sydney, N.S.W. 2000, Australia
phone: +61.2.8907.4400 fax: +61.2.8907.4499